
13001567

ANNUAL REPORT

2012

Alaska Air Group

TO OUR SHAREHOLDERS

The year 2012 marked a decade of transition. During that time we worked together to change our business from a high-cost legacy airline to a vibrant, energetic, and successful company focused on our future. It has been a remarkable journey – one that I am honored to have been a part of. Last year also marked the end of my tenure as the CEO and the beginning of a new chapter under the leadership of Brad Tilden. I have invited Brad to share his thoughts on the year and where we're headed.

Sincerely,



Bill Ayer
Chairman



2012 was a good year for Alaska Air Group. We reported record adjusted profits and our ninth consecutive year of adjusted earnings. We carried more passengers than we ever have, and we now fly to more destinations than at any time in our history. The Company has grown from a small bush airline flying in the state of Alaska to a large national carrier serving over 90 destinations in the United States, Mexico and Canada. With growth comes responsibility. And we are working hard to ensure we continue to provide excellent service for our customers, good careers for our employees, and solid returns for our investors.

In 2012, we received our fifth consecutive J.D. Power and Associates Award for "Highest in Customer Satisfaction Among Traditional Network Carriers in North America."* At Alaska Air Group, we hired over 1,200 new employees, and we paid out more than $88 million in bonuses. And for our shareholders, we repurchased $60 million of our common stock and announced a new $250 million buyback program.

We are not stopping here. As we close the books on another year, we begin 2013 with engaged employees that are working together better than ever. It's no secret, though, that this is a tough industry. We're looking to the future as we work on a host of initiatives that will sustain our performance and make Alaska a great business as well as a great airline.

In order to succeed, we need to execute on a solid plan for the future. We are entering the second year of a five-year strategic plan that we simply call our "Five Focus Areas." This plan focuses on all key stakeholders – our employees, our customers and you, our shareholders. The Five Focus Areas are laid out in the following pages. I'd like to invite you to take a journey with us as we highlight some of the accomplishments of 2012 and share our vision of the future.

Sincerely,



Brad Tilden
Chief Executive Officer

*Alaska Airlines received the highest numerical score among seven traditional network airline carriers (tied in 2008)in the proprietary J.D. Power and Associates 2008–2012 North America Airline Satisfaction Studies℠. 2012 study based on responses from 13,763 passengers who flew on a major North American airline between May 2011 and April 2012. Proprietary study results are based on experiences and perceptions of consumers surveyed July 2011–April 2012. Your experiences may vary. Visit jdpower.com.


"The Company has grown
from a small bush airline flying
in the state of Alaska
to a large national carrier."

UNWAVERING COMMITMENT TO SAFETY AND COMPLIANCE

Safety and compliance are the foundation of everything we do. We have an unwavering commitment to safety and compliance, and we will not compromise this commitment in the pursuit of other initiatives.


Alaska
Horizon


"Safety and compliance
are the foundation
of everything we do."



PEOPLE FOCUS

While airplanes and technology enable us to do what we do, we recognize that this is fundamentally a people business, and our future depends on how we work together to win in this extremely competitive environment. As we grow, we want to strengthen our small company feel while also providing people of all backgrounds equal access to opportunities based on individual abilities and performance.

We will succeed where others fail because of our pride and passion, and because of the way we treat our customers, our suppliers and partners, and each other.






"We recognize that this is
fundamentally a people business,
and our future depends on how
we work together."

HASSLE-FREE CUSTOMER EXPERIENCE

We cultivate loyal customer relationships by offering an intuitive and trouble-free experience at all touch-points that is enabled by industry-leading technology and by reliable and best-in-class customer service.



Alaska Air
ALASKA AIRLINES
Proudly Operated by
Horizon Air


"We cultivate loyal
customer relationships by
offering an intuitive and
trouble-free experience."

ENERGETIC AND COMPELLING BRAND

We will create a deeper emotional connection between our brand, our people, our customers and our communities.

We will position our brand as friendly, genuine, and relevant to a changing customer profile, and we will use our brand and our technology to develop a more direct relationship with our customers. We will position Alaska as the industry leader in environmental stewardship.




"We will use our brand and our
technology to develop a more direct
relationship with our customers."

LOW FARES, LOW COSTS AND NETWORK GROWTH

We will become known for our low fares and high value in order to broaden our appeal, reduce our vulnerability to low-cost carriers, and fuel growth. We will fund low fares by relentlessly pursuing simplicity, low overhead and high productivity.

We will establish ourselves as the preferred airline for all travelers living on the West Coast by defending and growing Alaska and the Pacific Northwest, and by growing Hawaii and California. We are targeting 4% to 8% annual growth for the Alaska mainline operation, assuming acceptable profitability.


Alaska

2013
PROXY STATEMENT

ALASKA AIR GROUP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

Alaska Air Group, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. (the "Annual Meeting") will be held in the Bay Auditorium on the third floor of the Bell Harbor International Conference Center at 2211 Alaskan Way, Pier 66, in Seattle, Washington at 2 p.m. on Tuesday, May 21, 2013, for the following purposes:

1. To elect to the Board of Directors the eleven nominees named in this Proxy Statement, each for a one-year term;
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accountants (the "independent accountants") for fiscal year 2013;
3. To seek an advisory vote to approve the compensation of the Company's Named Executive Officers;
4. To consider a stockholder proposal regarding limiting acceleration of executive equity in connection with a change of control; and
5. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Alaska Air Group stockholders are invited to attend the Annual Meeting. Stockholders owning Company common stock at the close of business on March 22, 2013, are entitled to receive this notice and to vote at the meeting. All stockholders are requested to be present in person or by proxy. Whether or not you attend the meeting in person, we encourage you to vote by Internet or phone or to complete, sign and return your proxy prior to the meeting.

Because the majority of our stockholders may not be able to attend in person, we invite you to submit any questions you may have that would be of general interest to all stockholders via email at Corporate.Secretary@alaskaair.com. We will include as many of your questions as possible during the Q&A session of the meeting and send you a copy of the response.

Every stockholder vote is important. To ensure your vote is counted at the Annual Meeting, please vote as promptly as possible.

By Order of the Board of Directors,



Keith Loveless
Corporate Secretary and General Counsel

April 4, 2013

● Proxy

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 21, 2013.

Stockholders may access, view and download the 2013 Proxy Statement and 2012 Annual Report at www.edocumentview.com/alk.

ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("Air Group" or the "Company") is soliciting proxies for the 2013 Annual Meeting of Stockholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set March 22, 2013, as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 70,616,103 shares of Company common stock outstanding on the record date.

Internet Availability of Annual Meeting Materials

On or about April 4, 2013, stockholders of record, beneficial owners and a majority of employee participants in the Company's 401(k) Plans were mailed a Notice of Internet Availability of Proxy Materials (the "Notice") directing them to a website where they can access our 2013 Proxy Statement and 2012 Annual Report (the "Annual Meeting Materials"). Others were mailed hard copies of the Annual Meeting Materials, including a voting instruction form, on the same date. The Company's Form 10-K for the year ended December 31, 2012, is included in the 2012 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") on February 14, 2013.

If you received the Notice and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice and the material will be mailed to you.

All stockholders may access, view and download the Annual Meeting Materials on the Internet at www.edocumentview.com/alk. Other information on the website does not constitute part of this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Why am I receiving this Annual Meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the Annual Meeting. This Proxy Statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name or if you have a Direct Registration Service (DRS) advice evidencing shares held in book entry form, then you have a stockholder account with our transfer agent, Computershare Trust Company, N.A. (Computershare), and you are a stockholder of record. If you hold your shares in a brokerage, trust, or similar account, then you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of the eleven director nominees named in this Proxy Statement, to ratify the appointment of KPMG LLP as the Company's independent accountants, to provide an advisory vote in regard to the compensation of the Company's Named Executive Officers, and to vote on a stockholder proposal regarding limiting acceleration of executive equity in connection with a change of control. When you sign and mail the proxy card or submit your proxy by phone or the Internet, you appoint each of Bradley D. Tilden and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Tilden and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR the election of each of the Board's eleven director nominees named in this Proxy Statement;
- FOR the ratification of the appointment of KPMG LLP as the Company's independent accountants for fiscal 2013;
- FOR the ratification of the compensation of the Company's Named Executive Officers; and
- AGAINST the stockholder proposal regarding limiting acceleration of executive equity in connection with a change of control.

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by phone or the Internet.

Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by phone or the Internet.
- by a bank, and who have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by phone or the Internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder to grant proxies or to vote at the meeting.

Listed below are the various means — Internet, phone and mail — you can use to vote your shares without attending the Annual Meeting.

You can vote on the Internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the Internet regardless of whether they receive their annual meeting materials through the mail or via the Internet. Instructions for voting are provided along with your proxy card or voting instruction form. If you vote on the Internet, please do not mail your proxy card (unless you intend for it to revoke your prior Internet vote). Your Internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions are provided along with your proxy card or voting instruction form. If you vote by phone, do not mail your proxy card (unless you intend for it to revoke your prior vote submitted by phone). Your vote by phone will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this Proxy Statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

The availability of phone and Internet voting.

Internet and telephone voting facilities for stockholders of record and beneficial owners will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on Monday, May 20, 2013. To allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received no later than 11:59 p.m. Eastern Time on Thursday, May 16, 2013.

Voting by the Internet or phone is fast and convenient and your vote is immediately confirmed and tabulated. By using the Internet or phone to vote, you help Alaska Air Group conserve natural resources and reduce postage and proxy tabulation costs.

How will my shares be voted if I return a blank proxy or voting instruction form?

If you sign and return a proxy card without giving specific voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors shown above and as the named proxies may determine in their discretion with respect to any other matters properly presented for a vote during the meeting or any postponement or adjournment of the meeting.

If my shares are held in a brokerage account, how will my shares be voted if I do not return voting instructions to my broker?

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on matters designated as routine under the rules of the New York Stock Exchange ("NYSE"). However, a broker cannot vote shares held in street name on matters designated as non-routine by the NYSE, unless the broker receives voting instructions from the street name (beneficial) owner. The proposal to ratify the appointment of the Company's independent accountants for fiscal year 2013 is considered routine under NYSE rules. Each of the other items to be submitted for a vote is considered non-routine under applicable NYSE rules. Accordingly, if you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on the proposal to ratify the appointment of the Company's independent accountants but will not be permitted to vote your shares on any of the other items. If your broker exercises this discretion, your shares will be counted as present for the purpose of determining a quorum at the Annual Meeting and will be voted on the proposal to ratify the Company's independent accountants in the manner instructed by your broker, but your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting. For a description of the effect of broker non-votes on the proposals, see *"How many votes must the nominees have to be elected?" and "Not including the election of directors, how many votes must the proposals receive in order to pass?"*

What other business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, as amended April 30, 2010, a stockholder may bring business before the meeting or for publication in the Company's 2013 Proxy Statement only if the stockholder gave written notice to the Company on or before December 6, 2012, and complied with the other requirements included in Article II of the Company's Bylaws.

The Company has not received valid notice that any business other than that described or referenced in this Proxy Statement will be brought before the meeting.

As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Tilden and Loveless the authority to vote in their discretion the shares for which they hold proxies.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your Alaska Air Group shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by Internet or phone using each of the identification numbers.

What if I change my mind after I submit my proxy?

Stockholders, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, may revoke a proxy and change a vote by delivering a later-dated proxy or by voting at the meeting. The later-dated proxy may be delivered by phone, Internet or mail and need not be delivered by the same means used in delivering the prior proxy submission.

Except for persons beneficially owning shares in one of the Company's 401(k) retirement plans, stockholders may do this at a later date or time by:

- voting by phone or the Internet before 11:59 p.m. Eastern Time on Monday, May 20, 2013 (your latest phone or Internet proxy will be counted);
- signing and delivering a proxy card with a later date; or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the broker in order to vote at the meeting. Please also note that attendance at the meeting, in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.)

Persons beneficially owning shares in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial owners to change their votes by phone or the Internet, however, in all cases your vote must be submitted by 11:59 p.m. Eastern Time on Thursday, May 16, 2013.

Stockholders of record can obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131.

Stockholders with shares held by a broker, trustee or bank can obtain a new voting instruction form by contacting your broker, trustee or bank.

Stockholders whose shares are held in one of the Company's 401(k) retirement plans can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled *"How are shares voted that are held in a Company 401(k) plan?"* for more information.

If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your new choices will be voted.

How are shares voted that are held in a Company 401(k) plan?

On the record date, 2,423,438 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard Fiduciary Trust Company (Vanguard) and Fidelity Management Trust Company (Fidelity), provided instructions to each participant who held shares through the Company's 401(k) plans on the record date. Vanguard sent a Notice of Proxy and Access Instructions to participants; Fidelity mailed full sets of proxy materials. The trustees will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustees will not vote the participant's shares on such matters.

To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. Eastern Time on Thursday, May 16, 2013. Because the shares must be voted by the trustee, employees who hold shares through the 401(k) plans may not vote these shares at the meeting.

Can I attend the Annual Meeting, and what do I need for admission?

You are entitled to attend the Annual Meeting if you were a stockholder of record or a beneficial owner as of the close of business on March 22, 2013, or you hold a valid legal proxy for the Annual Meeting. If you are a stockholder of record, your name will be verified against the list of stockholders of record prior to your being admitted to the Annual Meeting. You should be prepared to present photo identification for admission. If you are a beneficial owner, you will need to provide proof of beneficial ownership on the record date, such as a brokerage account statement showing that you owned the Company's stock as of the record date, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership as of the record date, as well as your photo identification, for admission. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Annual Meeting.

May I vote in person at the meeting?

We will provide a ballot to any record holder of our stock who requests one at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote by ballot at the meeting. You may request a legal proxy from your broker to attend and vote your shares at the meeting by marking your voting instruction form or the Internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee, these shares may not be voted at the meeting.

How can I reduce the number of annual meeting materials I receive?

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you have more than one account and prefer to continue to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold your shares in a brokerage account.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

Can I receive future materials via the Internet?

If you vote on the Internet, simply follow the prompts for enrolling in electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Stockholders of record may enroll in that service at the time they vote their proxies or at any time after the Annual Meeting and can read additional information about this option and request electronic delivery by going to www.computershare.com/investor. If you hold shares beneficially, please contact your broker to enroll for electronic proxy delivery.

At this time, employee participants in a Company 401(k) plan may not elect to receive notice and proxy materials via electronic delivery.

If you already receive your proxy materials via the Internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares entitled to vote as of the record date, or 35,308,053 shares, must be present or represented at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present or represented at the meeting if the stockholder of record attends the meeting; if the beneficial owner attends with a "legal proxy" from the record holder; or if the record holder or beneficial owner has submitted a proxy or voting instructions, whether by returning a proxy card or voting instructions or by phone or Internet, without regard to whether the proxy or voting instructions actually casts a vote or withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company's Bylaws (as amended April 30, 2010) require that each director be elected annually by a majority of votes cast with respect to that director. This means that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting standard does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the Annual Meeting, will be elected.

With regard to the election of directors, the Board intends to nominate the eleven persons identified as its nominees in this Proxy Statement. Because the Company has not received notice from any stockholder of an intent to nominate directors at the Annual Meeting, each of the directors must be elected by a majority of votes cast.

"Abstain" votes and broker non-votes are not treated as votes cast with respect to a director and therefore will not be counted in determining the outcome of the election of directors.

What happens if a director candidate nominated by the Board of Directors is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or it may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies will be voted for the substitute nominee.

Not including the election of directors, how many votes must the proposals receive in order to pass?

Ratification of the appointment of KPMG LLP as the Company's independent accountants

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposal must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote.

Advisory vote regarding the compensation of the Company's Named Executive Officers

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposal must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for," will have the effect of a negative vote. In addition, broker non-votes are not considered entitled to vote for purposes of determining whether the proposal has been approved by stockholders and therefore will not be counted in determining the outcome of the vote on the proposal.

Stockholder proposal regarding limiting acceleration of executive equity in connection with a change of control

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposals must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote. In addition, broker non-votes are not considered entitled to vote for purposes of determining whether the proposal has been approved by stockholders and, therefore, will not be counted in determining the outcome of the vote on the proposal.

How are votes counted?

Voting results will be tabulated by Computershare. Computershare will also serve as the independent inspector of election.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, phone and electronic means. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be approximately $21,500. To date, $16,500 has been incurred. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the Annual Meeting available?

A list of stockholders of record entitled to vote at the 2013 Annual Meeting will be available at the meeting. It will also be available Monday through Friday from April 4, 2013, through May 10, 2013, between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate

Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

We will publish the voting results on Form 8-K on or about May 24, 2013. You can read or print a copy of that report by going to the Company's website — www.alaskaair.com/company, and then selecting Investor Information, and SEC Filings. You can read or print a copy by going directly to the SEC EDGAR files at www.sec.gov. You can also request a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

How can I submit a proposal for next year's annual meeting?

The Company expects to hold its next annual meeting on or about May 20, 2014. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than December 5, 2013, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held a minimum of either $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 20, 2014. The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

PROPOSAL 1:
ELECTION OF DIRECTORS TO ONE-YEAR TERMS

The Company currently has eleven directors. The Company's Bylaws provide that directors shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Eleven directors are nominees for election this year and each has consented to serve a one-year term ending in 2014.

William S. Ayer
Director since 1999
Age – 58



Mr. Ayer has served as chairman of the Alaska Air Group Board and Air Group's two subsidiaries, Alaska Airlines and Horizon Air, since May 2003. In May 2012, Mr. Ayer stepped down from the position of president and CEO of Alaska Air Group, a role he had filled since 2003, and from the position of CEO of Alaska Airlines and Horizon Air. Prior to 2003, Mr. Ayer held various marketing, planning and operational positions at Alaska Airlines and Horizon Air. He serves as chairman of the board of Puget Energy, and since 2012 as a Regent of the University of Washington. He serves on the boards of the Museum of Flight, the University of Washington Foundation, the University of Washington Foster School of Business Advisory Board, and the Angel Flight West Foundation. Mr. Ayer also chairs the NextGen Advisory Committee, working with the Federal Aviation Administration and the aviation industry to transform the nation's airspace and air traffic system. Mr. Ayer's strategic planning skills, broad airline and business expertise, and his governance experience qualify him for his position on the Air Group Board.

Patricia M. Bedient
Director since 2004
Age – 59



Ms. Bedient chairs the Board's Audit Committee. She is executive vice president and CFO for Weyerhaeuser Company, one of the world's largest integrated forest products companies. A certified public accountant (CPA) since 1978, she served as managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at Andersen's Portland and Boise offices as a partner and as a CPA during her 27-year career with the firm. She serves on the boards of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), the Overlake Hospital Medical Center Board and the University of Washington Foster School of Business advisory board. She has also served on the boards of a variety of civic organizations, including the Oregon State University Foundation board of trustees, the World Forestry Center, City Club of Portland, St. Mary's Academy of Portland, and the Chamber of Commerce in Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975. Ms. Bedient's extensive experience in public accounting and financial expertise qualify her to serve on the Board and to act as an audit committee financial expert, as defined by the SEC.

Marion C. Blakey
Director since 2010
Age – 64



Ms. Blakey is chair of the Board's Safety Committee. She also served on the Board's Audit Committee during 2012. Ms. Blakey is president and CEO of The Aerospace Industries Association (AIA), the nation's largest aerospace and defense trade association. Prior to her current position, she served as the Administrator of the Federal Aviation Administration (the "FAA") from 2002 to 2007 and chair of the National Transportation Safety Board (NTSB) from 2001 to 2002. Ms. Blakey also serves on the boards of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), Noblis, the NASA Advisory Council, and the President's Export Council Subcommittee on Export Administration (PECSEA), as well as a number of philanthropic and community organizations, including the Washington Area Airports Task Force Advisory Board, International Aviation Women's Association, and Best Friends Foundation Advisory Board. Ms. Blakey's experience with AIA, the FAA and the NTSB specially qualify her for service on the Company's Board and because of her experience with the FAA and NTSB, she brings a very relevant and important perspective to the deliberations of the Safety Committee.

Phyllis J. Campbell
Director since 2002
Age – 61



Ms. Campbell is lead director and chair of the Board's Governance and Nominating Committee. She was named chair of the Pacific Northwest Region of JPMorgan Chase & Co. in April 2009 and, as vice chair, is the firm's most senior executive in the region. From 2003 to 2009, Ms. Campbell served as president and CEO of The Seattle Foundation, one of the nation's largest community philanthropic foundations. She was president of U.S. Bank of Washington from 1993 until 2001 and served as chair of the bank's Community Board. Ms. Campbell has received several awards for her corporate and community involvement. These awards include the Women Who Make A Difference Award and the Director of the Year from the Northwest Chapter of the National Association of Corporate Directors. Since August 2007, Ms. Campbell has served on Toyota's Diversity Advisory Board. She also serves on the boards of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), the Joshua Green Corporation, and Nordstrom, where she is chair of the audit committee. Until February 2009, she served on the boards of Puget Energy and its subsidiary, Puget Sound Energy.
Ms. Campbell's business and community leadership background and her governance experience qualify her for her role as lead director of the Board.

Jessie J. Knight, Jr.
Director since 2002
Age – 62



Mr. Knight serves on the Board's Safety Committee and its Governance and Nominating Committee. Mr. Knight is chairman and CEO of San Diego Gas and Electric Company, a subsidiary of Sempra Energy. From 2006 to 2010, he was executive vice president of external affairs at Sempra Energy. From 1999 to 2006, Mr. Knight served as president and CEO of the San Diego Regional Chamber of Commerce, and from 1993 to 1998, he was a commissioner of the California Public Utilities Commission. Prior to this, Mr. Knight was vice president of marketing and strategic planning for the San Francisco Chronicle and San Francisco Examiner. While there, he won five National Clio Awards for television, radio and printed advertising and a Cannes Film Festival Golden Lion Award for business marketing. Prior to his media career, Mr. Knight spent ten years in finance and marketing with the Dole Foods Company. Mr. Knight serves on the boards of Alaska Airlines, Horizon Air (subsidiaries of Alaska Air Group), the San Diego Padres Baseball Club, and the Timken Museum of Art in San Diego. He is a life member of the Council on Foreign Relations and a corporate member of the Hoover Institution at Stanford University.
Mr. Knight's knowledge and expertise on brand marketing and energy markets as well as his broad business experience qualify him for service on the Alaska Air Group Board.

R. Marc Langland
Director since 1991
Age – 71



Mr. Langland is a member of the Board's Governance and Nominating and its Compensation and Leadership Development Committees. He has been chairman of Northrim Bank (Anchorage, Alaska) since 1998, served as director since 1990, and served as the bank's president from 1990 until 2009. Mr. Langland has also served as chair, president and CEO of the bank's parent company, Northrim BanCorp, Inc. since 1998. He was chair and CEO of Key Bank of Alaska from 1987 to 1988 and president from 1985 to 1987. From 1978 to 1985, Mr. Langland was president of First National Bank of Fairbanks. In 2001, Mr. Langland was inducted into the Alaska Business Hall of Fame. He served on the board of trustees of the Alaska Permanent Fund Corporation from 1987 to 1991 and was chair from 1990 to 1991. Mr. Langland is past chairman of the Alaska State Chamber of Commerce and the Fairbanks Chamber. In 2008, the Alaska State Chamber awarded Mr. Langland the William A. Egan Outstanding Alaskan Award. He is also a director of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), Usibelli Coal Mine, Elliott Cove Capital Management, and Pacific Wealth Advisors, a member of the Anchorage Chamber of Commerce, and a board member and past chairman of Commonwealth North. Mr. Langland's background and skills as a business leader in the state of Alaska, which represents a significant portion of the Company's business, qualify him for his role on the Alaska Air Group Board.

Dennis F. Madsen
Director since 2003
Age – 64



Mr. Madsen serves on the Board's Compensation and Leadership Development Committee and its Audit Committee. He is currently the chair of Evolucion Inc. (evo.com), an action sports retailer in Seattle. From 2000 to 2005, Mr. Madsen was president and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing. He served as REI's executive vice president and COO from 1987 to 2000, and prior to that held numerous positions throughout REI. In 2010, Mr. Madsen was appointed a director of West Marine Inc., a publicly traded retail company in the recreational boating sector. He also serves on West Marine's governance and compensation committees. Other boards on which Mr. Madsen is a member include Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), the Western Washington University Foundation, Western Washington University, Islandwood, and the Youth Outdoors Legacy Fund. Mr. Madsen's experience in leading a large people-oriented and customer-service-driven organization qualifies him for service on the Alaska Air Group Board.

Byron I. Mallott
Director since 1982
Age – 69



Mr. Mallott serves on the Board's Safety and its Governance and Nominating Committees. Currently he is a senior fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities, a position he has held since 2000. Mr. Mallott also serves on the Board of Trustees of the Smithsonian Institution's National Museum of the American Indian. He has served the state of Alaska in various advisory and executive capacities, and has served as mayor of Yakutat and of Juneau. From 1995 to 1999, he was executive director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil reserves. He was a director of Sealaska Corporation (Juneau, Alaska) from 1972 to 1988, chair from 1976 to 1983, and CEO from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), a director and member of the nominating committee of Sealaska Corporation, and a director and member of the audit committee of Yak-Tat Kwaan, Inc. and Native American Bank, NA. Mr. Mallott's leadership and extensive knowledge of the Native Alaskan people and their culture and his experience with governmental affairs qualify him for his role on the Alaska Air Group Board.

J. Kenneth Thompson
Director since 1999
Age – 61



Mr. Thompson is chair of the Board's Compensation and Leadership Development Committee and serves on the Board's Safety Committee. Since 2000, Mr. Thompson has been president and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC). Mr. Thompson served as executive vice president of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was president of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage, Alaska. He also serves on the boards of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), Pioneer Natural Resources Company, Tetra Tech, Inc., and Coeur d'Alene Mines Corporation, as well as on the non-profit board of Provision Ministry Group. Mr. Thompson also serves on the environmental, health, safety and social responsibility, the governance and nominating, and the audit committees of Coeur d'Alene Mines Corporation. At Tetra Tech, Mr. Thompson serves on the audit, the governance and nominating, and the strategy planning committees and chairs the compensation committee. At Pioneer Natural Resources, he serves on the governance and nominating, compensation and hydrocarbon reserves committees.
Mr. Thompson's business leadership and his breadth of experience in planning, operations, engineering, and safety/ regulatory issues qualify him for service on the Alaska Air Group Board.

Bradley D. Tilden
Director since 2010
Age – 52



Mr. Tilden has served as president of Alaska Airlines since December 2008. In May 2012, Mr. Tilden succeeded Mr. Ayer as president and CEO of Alaska Air Group and was also named CEO of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group). He served as executive vice president of finance and planning from 2002 to 2008 and as chief financial officer from 2000 to 2008 for Alaska Airlines and Alaska Air Group. Prior to 2000, Mr. Tilden was vice president of finance at Alaska Airlines and Alaska Air Group. Mr. Tilden worked for the accounting firm PricewaterhouseCoopers prior to joining Alaska Airlines. He also serves on the boards of Alaska Airlines, Horizon Air, Flow International, Pacific Lutheran University, and chairs the board of the Chief Seattle Council of the Boy Scouts of America. Mr. Tilden's role as leader of Alaska Air Group and its operating subsidiaries, his strategic planning skills and financial expertise qualify him to serve on the Air Group Board.

Eric K. Yeaman
Director since 2012
Age 45



Mr. Yeaman was appointed to the Alaska Air Group Board and the Board's Audit Committee in November 2012. He is president and CEO of Hawaiian Telcom. Prior to joining Hawaiian Telcom in June 2008, Mr. Yeaman was senior executive vice president and COO of Hawaiian Electric Company, Inc. (HECO). Mr. Yeaman joined Hawaiian Electric Industries, Inc., HECO's parent company, in January 2003 as financial vice president, treasurer and CFO. Prior to this, Mr. Yeaman held the positions of chief operating and financial officer for Kamehameha Schools from July 2000 to January 2003. He began his career at Arthur Andersen LLP in September 1989.

Mr. Yeaman serves on the not-for-profit boards of Queen's Health Systems, Bishop Museum, Hawaii Community Foundation, Hawaii Business Roundtable, The Nature Conservancy of Hawaii, Kamehameha Schools Audit Committee, Aloha United Way, and the Harold K.L. Castle Foundation. He is also a director of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), Alexander & Baldwin, the United States Telcom Association, and a member of the Hawaii Asia Pacific Association.

Mr. Yeaman's extensive business experience and, in particular, his experience as CEO of a public company qualify him to serve as a member of the Air Group Board.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE ELEVEN DIRECTOR NOMINEES NAMED ABOVE.

UNLESS OTHERWISE INDICATED ON YOUR PROXY, THE SHARES WILL BE VOTED *FOR* THE ELECTION OF THESE ELEVEN NOMINEES AS DIRECTORS.

PROPOSAL 2:
RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT ACCOUNTANTS

The Audit Committee has selected KPMG LLP ("KPMG") as the Company's independent accountants for fiscal year 2013, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise the independent accountants, the Board considers the selection of the independent accountants to be an important matter of stockholder concern and is submitting the selection of KPMG for ratification by stockholders as a matter of good corporate practice.

The affirmative vote of holders of a majority of the shares of common stock represented at the meeting and entitled to vote on the proposal is required to ratify the selection of KPMG as the Company's independent accountant for the current fiscal year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE RATIFICATION OF THE COMPANY'S INDEPENDENT ACCOUNTANTS.

PROPOSAL 3:
ADVISORY VOTE REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Company is providing its stockholders with the opportunity to cast a non-binding, advisory vote on the compensation of the Company's Named Executive Officers as disclosed pursuant to the SEC's executive compensation disclosure rules and set forth in this Proxy Statement (including in the compensation tables and the narrative discussion accompanying those tables as well as in the Compensation Discussion and Analysis).

As described more fully in the Compensation Discussion and Analysis section of this Proxy Statement, the structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. For Named Executive Officers, a high percentage of total direct compensation is variable and tied to the success of the Company because they are the senior leaders primarily responsible for the overall execution of the Company's strategy. The Company's strategic goals are reflected in its incentive-based executive compensation programs so that the interests of executives are aligned with stockholder interests. Executive compensation is designed to be internally equitable, to reward executives for responding successfully to business challenges facing the Company, and to take into consideration the Company's size relative to the rest of the industry.

The Compensation Discussion and Analysis section of this Proxy Statement describes in more detail the Company's executive compensation programs and the decisions made by the Compensation and Leadership Development Committee during 2012.

Highlights of these executive compensation programs include the following:

- ***Base Salary***
  In general, for the Named Executive Officers, the Committee targets base salary levels at the 25th percentile relative to the Company's peer group with the opportunity to earn market-level or above compensation through short- and long-term incentive plans that pay when performance objectives are met.
- ***Annual Incentive Pay***
  The Company's Named Executive Officers are eligible to earn annual incentive pay under the broad-based Performance-Based Pay Plan, which is intended to motivate the executives to achieve specific Company goals. Annual target performance measures reflect near-term financial and operational goals that are consistent with the strategic plan.
- ***Long-term Incentive Pay***
  Equity-based incentive awards that link executive pay to stockholder value are an important element of the Company's executive compensation program. Long-term equity incentives that vest over three- or four-year periods are awarded annually, resulting in overlapping vesting periods that are designed to discourage short-term risk taking and align Named Executive Officers' long-term interests with those of stockholders while helping the Company attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, our Board of Directors will request your advisory vote on the following resolution at the 2013 Annual Meeting:

> *RESOLVED, that the compensation paid to the Named Executive Officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.*

This proposal regarding the compensation paid to our Named Executive Officers is advisory only and will not be binding on the Company or our Board and will not be construed as overruling a decision by the Company or our Board or creating or implying any additional fiduciary duty for the Company or our Board. However, the Compensation and Leadership Development Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers. Stockholders will be given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with the Company's annual meeting in 2014.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE SEC'S EXECUTIVE COMPENSATION DISCLOSURE RULES.

PROPOSAL 4: STOCKHOLDER PROPOSAL — LIMIT ACCELERATION OF EQUITY

Mr. John Chevedden has given notice of his intention to present a proposal at the 2013 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, and Mr. Chevedden represents that he has continuously owned no less than 100 shares of the Company's common stock since October 1, 2011. Mr. Chevedden's proposal and supporting statement, as submitted to the Company, appear below.

The Board of Directors opposes adoption of Mr. Chevedden's proposal and asks stockholders to review the Board's response, which follows Mr. Chevedden's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy at the meeting and entitled to vote on the proposal is required to approve this proposal.

Proposal 4 — Limited Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. Our CEO had a potential $17 million entitlement for a change in control.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay — $9 million for William Ayer.

Our directors Jessie Knight, Phyllis Campbell, William Ayer, James Thompson, Marc Langland and Byron Mallott each had 10 to 30 years long-tenure. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. An independent perspective is a priceless quality in a director.

To make matters worse long-tenured directors controlled all the seats on our nomination committee and 67% of the seats on our executive pay committee. And Marc Langland, at age 70 and with 21 years long-tenure, had been our Lead Director continuously since 2006. James Thompson was first in getting our most negative votes and was potentially over-extended with board seats at 4 major companies. Our proxy did not disclose the number of years that Mr. Thompson had managed to maintain board seats at 4 major companies. Our newest independent director, Marion Blakey, did not have director experience at any major for-profit company.

Please encourage our directors to respond positively to this proposal to protect shareholder value: ***Limit Accelerated Executive Pay — Proposal 4***

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *AGAINST* PROPOSAL 4 FOR THE FOLLOWING REASONS:

Alaska Air Group maintains an equity-based compensation program for executive officers that is designed to provide long-term incentives that further align the interests of executives with those of stockholders and to provide a retention incentive. Adoption of the proponent's proposal would undermine these important objectives.

The proposal states that "the link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule." We disagree. Under our 2008 Performance Incentive Plan and our agreements with executive officers, a change in control does not immediately trigger accelerated vesting of equity awards. Instead, equity awards to our executive officers have a double-trigger accelerated vesting provision, which means that accelerated vesting does not occur unless both: (1) the change-in-control transaction is consummated; and (2) either the executive's employment is terminated (or constructively terminated) in connection with the transaction or the acquirer does not continue or assume the awards in the transaction. To be clear, the first trigger is tied to consummation of a change in control transaction (and not merely to the signing of an agreement or stockholder approval of the transaction) to ensure that such award is not accelerated prior to stockholders also realizing the value of the transaction.

When a change in control occurs, ensuring a smooth management transition and preserving the synergies anticipated in such a transaction serve to maximize stockholder value. To accomplish this, our executive officers should concentrate on securing the best terms for our stockholders and the Company, while maintaining operational stability and leadership during the transition period. These factors are particularly important in the airline business.

Without the accelerated vesting protections described above, should a potential change in control arise, our executive officers could be preoccupied with the uncertainty surrounding their job status and loss of value tied to the equity awards as a result of the potential change in control and be less focused on stability and negotiating the best price for our stockholders. Accelerated vesting of equity awards in the limited ("double-trigger") circumstances described above should temper these distractions and allow our executives to maintain their focus on maximizing stockholder value.

The proposal oversimplifies and mischaracterizes the nature and intent of vesting equity awards over a period of time, stating that such vesting "is intended to promote long-term improvements in performance." The fact that the value of the awards is stock-price dependent is the primary incentive to improve performance, while the vesting periods are designed to encourage the sustaining of that performance over time. In addition, existing change-in-control arrangements already provide that awards that vest based on the degree to which certain performance measures are met would vest on a pro-rata basis up to the executive's termination date in connection with a change in control.

We believe that our stockholders have been served well by our compensation structure, which places a high percentage of executive compensation opportunities in components such as equity and other performance-based awards, where the ultimate value is tied to performance objectives and long-term vesting schedules. It seems reasonable and fair to ensure that executives would not have to forfeit a substantial portion of previously granted equity as a result of being terminated in a change in control through no fault of their own. We believe limiting the accelerated vesting of equity awards to the restricted circumstances the Board has already put in place allows our executive officers to realize the full value of their hard work and the value created for stockholders under their leadership.

Therefore, the Board believes that it is appropriate for equity awards to vest in connection with a change in control on a double-trigger basis under the limited circumstances described and as reflected in our 2008 Performance Incentive Plan and our agreements with executive officers.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *AGAINST* PROPOSAL 4.

STRUCTURE OF THE BOARD OF DIRECTORS

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with the Chairman and CEO and other executives, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation and Leadership Development Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation and Leadership Development, Governance and Nominating, and Safety Committees are posted on the Company's website, can be accessed free of charge at www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

The table below shows the current members and chairs of the standing Board committees.

Board Committee Memberships

Name	Audit	Compensation and Leadership Development	Governance and Nominating	Safety
Patricia M. Bedient	Chair			
Marion C. Blakey	●*			Chair
Phyllis J. Campbell			Chair	
Jessie J. Knight, Jr.			●	●
R. Marc Langland		●	●	
Dennis F. Madsen	●	●		
Byron I. Mallott			●	●
J. Kenneth Thompson		Chair		●
Eric K. Yeaman	●			

* Ms. Blakey served on the Audit Committee through November 7, 2012, at which time Mr. Yeaman was appointed a member.

The principal functions of the standing Board committees are as follows:

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop, monitor and reassess from time to time the Corporate Governance Guidelines.
2. Evaluate the size and composition of the Board.
3. Develop criteria for Board membership.
4. Evaluate the independence of existing and prospective members of the Board.
5. Seek and evaluate qualified candidates for election to the Board.
6. Evaluate the nature, structure and composition of other Board committees.
7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board and each Board committee, including itself.
8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include:

1. With regard to matters pertaining to the independent registered public accountants:
   - Appoint them and oversee their work.
   - Review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company.
   - Maintain a dialog with respect to their independence.
   - Pre-approve all auditing and non-auditing services they are to perform.
   - Review annual and quarterly financial statements and filings made with the SEC.
   - Receive and review communications required from the independent registered public accountants under applicable rules and standards.
   - Establish clear hiring policies for employees and former employees of the independent registered public accountants.
   - Review audited financial statements with management and the independent registered public accountants.
   - Receive and review required communications from the independent registered public accountants.
2. With regard to matters pertaining to the internal auditors:
   - Review planned internal audits and their results with the internal auditors.
   - Review any changes to the internal audit charter.
3. With regard to matters pertaining to controls:
   - Review major financial reporting risk exposure and adequacy and effectiveness of associated internal controls.
   - Review procedures with respect to significant accounting policies and the adequacy of financial controls.
   - Discuss with management policies with respect to risk assessment and risk management, including the process by

which the Company undertakes risk assessment and risk management.

- Discuss with management, as appropriate, earnings releases and any information provided to analysts and ratings agencies.
- Develop, monitor and reassess from time to time a corporate compliance program, including a code of conduct and ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters.
- Obtain and review at least quarterly a statement from the CEO, CFO and disclosure committee members disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

4. Prepare the Audit Committee Report required for the annual proxy statement.
5. Annually review and reassess the adequacy of the Committee's charter and performance and recommend for Board approval any proposed changes to the charter.

Compensation and Leadership Development Committee

Pursuant to its charter, the Compensation and Leadership Development Committee's responsibilities include the following:

1. With regard to executive and director compensation:
   - Recommend for approval by the Board changes in compensation and insurance for the Company's and its subsidiaries' nonemployee directors.
   - Set, review and approve compensation of the CEO and other elected officers of the Company and its subsidiaries.
   - Establish the process for approving corporate goals relevant to CEO compensation and for evaluating CEO performance in light of those goals.
2. Set annual goals under the broad-based Performance-Based Pay and Operational Performance Rewards plans and administer the plans.
3. Grant stock awards and stock options.
4. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.
5. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.
6. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Alaska Air Group Pension/Benefits Administrative Committee, Defined Contribution Retirement Benefits Administrative Committee, and Pension Funds Investment Committee, and approve the membership of those committees, trustees and trust agreements, and the extension of plan participation to employees of subsidiaries.
7. Approve the terms of employment and severance agreements with elected officers and the form of change-in-control agreements.
8. Review executive-level leadership development and succession plans.
9. Administer and make recommendations to the Board of Directors with respect to

Proxy

the Company's equity and other long-term incentive equity plans.

10. Administer, review and modify the Company's policy regarding recoupment of certain compensation payments.

11. Produce the report on executive compensation required for the annual proxy statement.

12. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees of the Air Group companies.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Review management's efforts to ensure aviation security and reduce the risk of security incidents.

4. Periodically review with management and outside experts all aspects of airline safety.

5. Evaluate the Company's health, safety and environmental policies and practices.

6. Annually review and reassess the adequacy of the Committee's performance and its charter, and recommend any proposed changes in the charter to the Board of Directors for approval.

Board and Committee Meetings

In 2012, the Board of Directors held four regular meetings. The standing Board committees held the following number of meetings in 2012:

- Audit Committee — 4
- Compensation and Leadership Development Committee — 6
- Governance and Nominating Committee — 3
- Safety Committee — 5

Each director attended at least 92% of all board and applicable committee meetings during 2012. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all directors but one attended the annual meeting.

DIRECTOR INDEPENDENCE

The Board of Directors of the Company has determined that all of the directors excepting Mr. Ayer and Mr. Tilden and including each member of the Audit Committee, Governance and Nominating Committee, and Compensation and Leadership Development Committee, are independent under the NYSE listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. In making its determination, the Board of Directors considered the amounts of charitable contributions made by the Company to charitable organizations on which Ms. Bedient, Mr. Langland, and Mr. Yeaman serve as directors. After consideration of this matter and in accordance with the Board's independent director criteria, the Board of Directors affirmatively determined that the matters did not represent material relationships with the Company because the amounts of the contributions were immaterial with respect to the Company's and the charitable organization's annual revenues.

Each member of the Company's Audit Committee meets the additional independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees or required by the SEC. The Board has determined that Ms. Bedient and Mr. Yeaman are audit committee financial experts as defined in SEC rules.

The Corporate Governance Guidelines are available on the Company's website at http://www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

Specifically, the Board has determined that independent directors must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the standards listed below:

1. The director, within the last three years, has not been employed by and has no immediate family member that has been an executive officer of the Company.
2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $120,000 in direct compensation from the Company other than compensation for director or committee service and pension or other deferred compensation for prior service.
3. With regard to the Company's independent accountants firm (i) neither the director nor any immediate family member is a current partner of the Company's independent accountants firm; (ii) the director is not a current employee of the independent accountants firm; (iii) no immediate family member is a current employee of the independent accountants firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the independent accountants firm within the last three years and worked on the Company's audit within that time.
4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company served on the compensation committee of a company that employed the director or an immediate family member.
5. The director is not currently an employee of and no immediate family member is an executive officer of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues, does not create a material relationship.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that, in addition to the foregoing standards, they may not (a) receive any compensation other than director's fees for board and audit committee service and permitted retirement pay, or (b) be an "affiliate" of the Company apart from their capacity as a member of the board as defined by applicable SEC rules.

DIRECTOR NOMINATION POLICY

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

2. Candidates Proposed by Stockholders

   a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 9 of the Company's Bylaws. The provisions generally require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Corporate Secretary of the Company no later than the close of business on the 90th day, and no earlier than the close of business on the 120th day, prior to the first anniversary of the prior year's annual meeting. The written notice submitted by a stockholder must also satisfy the additional informational requirements set forth in Article II, Section 9 of the Bylaws. See *"How can I submit a proposal for next year's annual meeting?"* under Questions and Answers About the Annual Meeting for further information about the deadlines applicable to the submission of director nominations for next year's annual meeting of stockholders.

The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder upon request. The Company's Bylaws are also available on the Company's website at www.alaskaair.com.

b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the annual meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2013 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules. The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required

percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.

- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written résumé or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").
- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the desirable qualities or skills established by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation of the candidate.
- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14(a) of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Lead Director and Chair of the Governance and Nominating Committee.

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate, and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominee's relevant experience, intelligence, independence, commitment, ability to work with the CEO and within the Board culture, prominence, diversity, age, might include, among other things, CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas: finance, accounting, sales and marketing, safety, organizational development, information technology, and government and public relations. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs.

For a candidate to serve as an independent director, an independent and questioning mindset is critical. The Committee also considers a prospective candidate's workload and whether he or she would be able to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and be able to devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates.

Board diversity is considered broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, and other factors. The consideration of diversity is implemented through discussions at the Governance and Nominating Committee. In addition, on an annual basis, as part of the Board's self-evaluation, the Board assesses whether the mix and diversity of board members is appropriate for the Company.

BOARD LEADERSHIP

The Company's board leadership generally includes a combined chairman and CEO role with a strong, independent lead director; however, in 2012 the Board temporarily separated the roles of chairman and CEO in connection with the recent transition to a new CEO.

In choosing generally to combine the roles of chairman and CEO, the Board takes into consideration the highly technical nature of the airline business and the importance of deep, industry-specific knowledge and a thorough understanding of the Company's business environment in setting agendas and leading the Board's discussions. Combining the roles also provides a clear leadership structure for the management team. Because the CEO has a depth of understanding of the many complexities of the airline business, the regulatory environment, and the Company's strategy — all of which are of critical importance to the Company's performance — the Board believes that he or she generally is best suited to serve as chairman and to preside over the majority of the Board's discussions, with the exception of the regular sessions of the independent directors, which are led by the independent lead director.

By creating an independent lead director role with specific authority, the Board is able to ensure objective evaluation of management decisions and performance and to provide independent leadership for director and management succession planning and other governance issues. The lead director's responsibilities are (a) to preside over periodic meetings of non-management directors as described in Section 2.1.3 of the Company's Corporate Governance Guidelines; (b) to lead the non-management directors' annual evaluation of the CEO; (c) to conduct interviews with incumbent directors annually, including a discussion of each individual director's self-assessment of his or her contribution prior to nomination for election; (d) to discuss any proposed changes to committee assignments with each affected director in advance of making committee membership recommendations to the Board; (e) to review and provide input to board meeting agendas; and (f) such other duties as may be described in the Company's Corporate Governance Guidelines.

Notwithstanding the Board's preference for combining the roles of chairman and CEO, the Board may separate the CEO and chair roles from time to time at its discretion. In deciding whether to separate the roles, the Board considers, among other things, the experience and capacity of the sitting CEO, the rigor of independent director oversight of financial, operational and safety regulatory issues, the current climate of openness between management and the Board, and the existence of other checks and balances that help ensure independent thinking and decision-making by directors.

EXECUTIVE SESSIONS AND LEAD DIRECTOR

The Air Group Board holds regular executive sessions of non-management directors quarterly. As provided in the charter of the Governance and Nominating Committee, the lead director, who is the chair of the Governance and Nominating Committee, presides over these executive sessions.

RISK OVERSIGHT

Alaska Air Group has adopted an enterprise-wide risk analysis and oversight program. This program is designed to: a) identify the various risks faced by the organization; b) assign responsibility for managing those risks to individual executives within the management ranks; and c) align these management assignments with appropriate board-level oversight.

Responsibility for the oversight of the program itself has been delegated to the Board's Audit Committee. In turn, the Audit Committee has tasked the Company's chief risk, compliance and ethics officer with the day-to-day design and implementation of the program. Under the program, an Alaska Air Group risk matrix has been developed and the organization's most prominent risks have been identified, responsibility has been assigned to appropriate executives, and assignments have been aligned for appropriate Board oversight, including oversight of safety-related risks by the Board's Safety Committee. Responsibility for managing these risks includes strategies related to both mitigation (acceptance and management) and transfer (insurance). The risk matrix is updated regularly. At a minimum, the Audit Committee receives quarterly updates regarding the program and an annual in-person review of the program's status by the chief risk, compliance and ethics officer.

The program also provides that the Audit Committee work with the chief risk, compliance and ethics officer and Air Group's management executive committee to annually identify the most pressing risk issues for the next year. This subset of the risk matrix is then designated for heightened oversight, including periodic presentations by the designated management executive to the appropriate Board entity. Furthermore, these areas of emphasis regarding risk are specifically reviewed and discussed with executive management during an annual executive officer planning session, held during the third quarter of each year, and are incorporated into the development of the Company's strategic plan for the coming year.

As part of its oversight of the Company's executive compensation program, the Compensation and Leadership Development Committee, along with its independent consultant and the Company's management team, has reviewed the risk impact of the Company's executive compensation. Based on this review, the Company has concluded that its executive compensation programs do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on the Company.

The Company believes that its leadership structure, discussed in detail in "Board Leadership" above, supports the risk oversight function of the Board for the same reasons that it believes the leadership structure is most effective for the Company, namely that, while facilitating open discussion and communication from independent members of the Board, it ensures that strategic discussions are led by an individual with a deep understanding of the highly technical and complex nature of the airline business.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including its CEO, CFO, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics may be found on the Company's website at www.alaskaair.com and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this Proxy Statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Person Transactions

The Board of Directors has adopted a written policy for review, approval or ratification of any transaction, arrangement or relationship in which (i) the Company was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) a related person has or will have a direct or indirect material interest (other than solely as a result of being a director or the beneficial owner of less than 10% of another entity). For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of the last fiscal year was, one of the directors or executive officers or a nominee to become a director, (ii) any beneficial owner of more than 5% of the Company's common stock, or (iii) any immediate family member of any the these persons.

Under the policy, once such a transaction by a related person has been identified, the Audit Committee (or, for transactions that involve less than $1 million in the aggregate, the Chair of the Audit Committee) must review the transaction for approval or ratification. Members of the Audit Committee or the Chair of the Audit Committee, as applicable, will review all relevant facts regarding the transaction in determining whether to approve or ratify it, including the extent of the related person's interest in the transaction, whether the terms are comparable to those generally available in arm's-length transactions, and whether the transaction is consistent with the best interests of the Company. The related person involved in the transaction will not participate in the approval or ratification process except to provide additional information as requested for the review. Once initially approved or ratified, all transactions with related persons will be reviewed at least annually.

The policy does not require review or approval of the following transactions: (i) employment by the Company of an executive officer unless he or she is an immediate family member of another related person; (ii) any compensation paid by the Company to a director; and (iii) a transaction in which a related person's interest arises solely from the ownership of equity securities and all holders of the securities receive the same benefit on a pro-rata basis.

Certain Transactions with Related Persons

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved in these transactions are below the disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

STOCKHOLDER COMMUNICATION POLICY

Any stockholder or interested party who wishes to communicate with the Alaska Air Group Board of Directors or any specific directors, including the lead director (who presides over executive sessions of the non-employee directors) or with the non-employee directors as a group, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the chair of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about the Company's operations or it is a stock-related matter that does not appear to require direct attention by the Board or any individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the Corporate Secretary presents a summary of all communications received since the last meeting of the Governance and Nominating Committee and will make those communications available to any director on request.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Selection of Independent Accountants for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected, and is recommending that stockholders ratify, KPMG LLP ("KPMG") as the Company's independent accountants for the 2013 fiscal year. KPMG also served as the Company's independent accountants for fiscal 2012. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Fees Paid to Independent Accountants

During fiscal years 2012, 2011 and 2010, the Company retained KPMG as its principal auditors. The independent accountants provided services in the following categories and amounts:

2012	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	1,072,500
Audit-Related Fees(2)	151,800
Tax Fees(3)	—
All Other Fees(4)	20,000
Total Fees for 2012	1,244,300
2011	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	1,084,650
Audit-Related Fees(2)	152,414
Tax Fees(3)	3,722
All Other Fees(4)	20,000
Total Fees for 2011	1,260,786
2010	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	1,011,950
Audit-Related Fees(2)	142,216
Tax Fees(3)	17,366
All Other Fees(4)	25,000
Total Fees for 2010	1,196,532

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404, and out-of-pocket expenses reimbursed during the respective year.

(2) Consists of fees paid in connection with the audit of Air Group's employee benefit plans in all years.

(3) Consists of fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the Audit Committee.

(4) Consists of fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, and (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent accountants, and has determined that it does not impact the independence of the accountants.

Independent Auditor Engagement Policy

The Audit Committee has established and annually reviews an Independent Accountant Engagement Policy designed to ensure that the Company's independent accountant performs its services independently and with the highest integrity and professionalism. In addition to certain specific prohibited services, the Audit Committee considers whether any service provided by the independent accountants may impair the firm's independence in fact or appearance.

The policy provides that any engagement of the Company's outside accountant must be consistent with principles determined by the SEC, namely, whether the independent accountant is capable of exercising impartial judgment on all issues encompassed within the accountant's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent accountant for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the accountant's independence, whether the accountant is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review, or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than 5% of the total fees paid by the Company to its accountant during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal years 2012, 2011 and 2010, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent accountants, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Committee believes that management maintains an effective system of internal controls that results in fairly presented financial statements.

The Audit Committee has discussed with KPMG the matters required under the statement on Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board.

The Committee has also received and reviewed the written disclosures and the KPMG letter required by PCAOB Rule 3526, Communicating with Audit Committees Concerning Independence, and has discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Audit Committee Charter

The Audit Committee has adopted a written charter, which is posted on the Company's website at www.alaskaair.com. It describes the roles of the Audit Committee and the independent accountants (for which the Audit Committee approves the appointment and compensation and whom the Committee oversees). In addition, it describes the Audit Committee's relationship to internal audit and the Committee's responsibilities with regard to assessing the Company's internal controls and enterprise risk.

Audit Committee Independence and Financial Expertise

All members of the Audit Committee meet the independence, financial literacy and experience requirements of the New York Stock Exchange and of the Securities and Exchange Commission. The SEC requires that at least one member qualify as a "financial expert" as defined pursuant to the Sarbanes-Oxley Act. Ms. Bedient's experience as a public company chief financial officer and former partner of a global accounting firm and Mr. Yeaman's experience as a chief financial officer of a public company qualify each of them as financial experts.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chair
Marion C. Blakey, Member[1]
Dennis F. Madsen, Member
Eric K. Yeaman, Member[1]

(1) Ms. Blakey served on the Audit Committee through November 7, 2012, at which time Mr. Yeaman became a member of the Committee.

2012 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2012 to members of our Board of Directors who are not also our employees (non-employee directors). The compensation paid to Mr. Ayer and Mr. Tilden, who are also our employees, is presented in the Summary Compensation Table and the related explanatory tables. Neither Mr. Ayer nor Mr. Tilden receives additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	Stock Awards ($) (2) (c)	Option Awards ($) (2) (d)	Non-Equity Incentive Plan Compensation ($) (2) (e)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (2) (f)	All Other Compensation ($) (3) (g)	Total ($) (h)
Patricia M. Bedient	53,008	46,000	—	—	—	5,082	104,090
Marion C. Blakey	50,008	46,000	—	—	—	1,512	97,520
Phyllis J. Campbell	60,008	46,000	—	—	—	26,392	132,400
Jessie J. Knight, Jr.	45,008	46,000	—	—	—	5,191	96,199
R. Marc Langland	45,008	46,000	—	—	—	16,755	107,763
Dennis F. Madsen	45,008	46,000	—	—	—	11,133	102,141
Byron I. Mallott	45,008	46,000	—	—	—	27,964	118,972
J. Kenneth Thompson	50,008	46,000	—	—	—	17,463	113,471
Eric K. Yeaman	22,031	23,000	—	—	—	—	45,031

(1) Directors received an annual cash retainer of $43,000. In addition, the compensation for non-employee directors included the following:

- an annual retainer of $10,000 to the Lead Director, who is also the Governance and Nominating Committee chair;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to the Compensation and Leadership Development, Governance and Nominating, and Safety Committee chairs;
- an annual retainer of $1,000 to non-employee directors for service on the boards of Alaska Airlines or Horizon Air;
- reimbursement of expenses in connection with attending board and committee meetings as well as expenses in connection with director education.

(2) In addition to the annual cash retainer, non-employee directors were granted deferred stock units under the 2008 Performance Incentive Plan, with the number of fully vested stock units determined by dividing $46,000 by the closing price of the Company's common stock on the date of the annual stockholders meeting. The stock units will be paid in shares of common stock on a one-for-one basis following the termination of the director's service as a member of the Board.

As of December 31, 2012, non-employee directors each held 4,652 fully vested deferred stock units with the exception of Ms. Blakey and Mr. Yeaman, who held 3,270 and 554 fully vested deferred stock units, respectively. See discussion of these awards in Note 11 to the Company's Consolidated Financial Statements included as part of the Company's 2012 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. The non-employee directors do not hold any outstanding stock options.

Alaska Air Group directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

(3) As part of each director's compensation, the non-employee director and the non-employee director's spouse were provided transportation on Alaska Airlines and Horizon Air. Included in the All Other Compensation column for each non-employee director is the incremental cost to the Company of providing these benefits. Positive-space travel is a benefit unique to the airline industry. By providing this travel without tax consequences to non-employee directors, the Company is able to deliver a highly valued benefit at a low cost, and believes this benefit encourages non-employee directors to travel, thus enhancing their connection to the Alaska Airlines and Horizon Air products and services. The All Other Compensation column (g) includes the value of reimbursements for taxes on the transportation benefits provided to each director.

DIRECTOR STOCK OWNERSHIP POLICY

The Company expects directors to act in the Company's best interests regardless of the number of shares they own. However, in 2012, the Board of Directors revised its share ownership policy for its members. Each non-employee director is expected to hold shares of Company stock having a value equal to at least three times the director's annual cash retainer, such ownership to be achieved within five years of joining the Board. Deferred stock units held by directors, which are 100% vested at grant, will count toward the holding requirement even though they will not be issued until directors resign from the Board.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis (CD&A) section of the proxy statement explains how our executive compensation programs are structured and the Compensation and Leadership Development Committee's rationale for decisions regarding pay level and mix.

Executive Summary

This CD&A contains a discussion of the material elements of compensation earned during 2012 by the Company's Named Executive Officers listed in the Summary Compensation Table: Bradley D. Tilden, president and chief executive officer of Alaska Air Group beginning May 2012; Brandon S. Pedersen, chief financial officer of Alaska Air Group; Keith Loveless, general counsel and corporate secretary of Alaska Air Group; Glenn S. Johnson, president of operating subsidiary Horizon Air Industries and executive vice president of Alaska Air Group; Benito Minicucci, chief operating officer of Alaska Airlines; and William S. Ayer, chief executive officer until May 2012. The CD&A includes a discussion of the following:

- **Objectives of our Executive Compensation Program**
- **Our Compensation Philosophy**
- **How Executive Compensation is Determined**
- **Current Executive Pay Elements**
  - Base Pay, Including Peer Group CEO Pay Comparisons
  - Performance-Based Annual Pay
  - Long-Term Equity Pay
  - Perquisites, Retirement Benefits and Deferred Compensation
- **Changes in Compensation in Connection with Leadership Transition**
- **Policies on Executive Stock Ownership and Prohibition of Speculative Transactions**
- **Recoupment of Certain Compensation Payments**
- **Agreements Regarding Change in Control and Termination**

The structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. Because the Named Executive Officers are primarily responsible for the overall execution of the Company's strategy, a high percentage of their total direct compensation is variable and tied to Company performance, thereby providing incentives to achieve goals that help create value for stockholders. Highlights of the program include:

- For 2012, the Committee approved target-level compensation for Mr. Tilden that is 89% variable and tied to stockholder value creation. Included in Mr. Tilden's 2012 compensation is a one-time grant of performance stock units in connection with his election to CEO. With respect to the other Named Executive Officers (with the exception of Mr. Ayer, who served only a partial year as CEO), the Committee approved target compensation that is, on average, 70% variable and tied to stockholder value creation.
- Executives' bonuses under the Company's annual incentive program are based on the achievement of specific performance objectives (broadly applicable to all employees) that are established at the beginning of the fiscal year by the Committee and are capped at

a specified maximum amount. As illustrated in the "2012 Performance-Based Pay Calculation" table, the annual incentive plan paid out above target this year primarily as a result of record profitability and excellent safety and customer satisfaction scores.

- Executives' equity incentive awards generally consist of a combination of stock options, time-based restricted stock unit awards, and restricted stock unit awards that vest only if specified performance levels are achieved. For 2010 and 2011, annual performance-based awards vest based on the Company's total shareholder return relative to that of a peer group of companies. For 2012, the vesting of these awards is based 50% on shareholder return relative to a peer group and 50% relative to the Standard and Poors 500 Index. Tying these rewards to total stockholder return ensures that an executive's opportunity to benefit under the award is directly linked to the creation of value for stockholders. To further enhance the link between the interests of executives and stockholders, all of the Company's elected officers are expected to hold, at a minimum, a specified level of Company stock as set forth in the Company's stock ownership policy. As of the record date, Mr. Tilden held Company stock valued at more than ten times his annual salary, exceeding the holding requirement set in the stock ownership policy.

The Compensation and Leadership Development Committee has reviewed its compensation programs for executives and for non-executives and believes that compensation is structured in a way that does not create risks that would be reasonably likely to have a material, adverse effect on the Company.

Objectives of our Executive Compensation Program

The objectives of the executive compensation programs, as determined by the Alaska Air Group Board Compensation and Leadership Development Committee, are as follows:

- **to attract and retain highly qualified executives** who share the Company's values and commitment to its strategic plan by designing the total compensation package to be competitive with an appropriate peer group;
- **to motivate executives to provide excellent leadership and achieve Company goals** by linking incentive pay to the achievement of specific targets that are reflected in the short-term incentive Performance-Based Pay Plan and the Company's strategic plan;
- **to align the interests of executives, employees, and stockholders** by tying a large portion of our executives' total direct compensation (defined as base salary, short-term incentive pay and equity awards) to the achievement of objective goals related to the Company's financial performance, safety record, cost structure, and customer satisfaction; and
- **to provide executives with reasonable security to motivate them to continue employment with the Company** and achieve goals that will help the Company remain competitive and thrive for the long term.

Compensation Philosophy

For the Named Executive Officers, the Compensation and Leadership Development Committee will generally set base salary at approximately the 25th percentile and provide executives an opportunity to achieve total direct compensation at the 50th percentile if annual and long-term incentive targets are reached, and to surpass the 50th percentile if those targets are exceeded. Base salary for other elected officers will be targeted between the 25th and the 50th percentiles with an opportunity to earn total direct compensation at the 50th percentile if annual and long-term incentives are reached, and to surpass the 50th percentile if those targets are exceeded.

How Executive Compensation is Determined

The Role of the Compensation and Leadership Development Committee and Consultants

The Compensation and Leadership Development Committee determines and approves the Named Executive Officers' compensation. For 2012, the Committee retained Mercer Consulting, LLP (Mercer), a wholly owned subsidiary of Marsh & McLennan Companies, Inc., to assist the Committee with its responsibilities related to the Company's executive and board of director compensation programs. In addition to serving as consultant to the Committee, Mercer also provided other services to the Company relating to the Company's employee benefit plans, including broad-based plans maintained for the benefit of employees generally as well as certain supplemental retirement plans maintained for the Company's executive officers and other highly compensated employees. In 2012, Mercer received approximately $95,000 from the Company in connection with its consulting services for the Committee and approximately $760,600 for other services related to Company benefit plans, of which approximately $388,000 was for services related to broad-based plans maintained for employees generally. The decision to engage Mercer to provide these other services was made by management. Although the Committee did not specifically approve all of these engagements, the Committee believes that the additional services provided by Mercer with respect to the Company's benefit plans do not prevent Mercer from being objective in its work for the Committee for the following reasons:

- the consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by Mercer or its affiliates;
- the consultant is not responsible for selling other Mercer or affiliate services to the Company;
- Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Company in rendering advice or recommendations;
- the consultant has direct access to the Committee without management intervention; and
- the Committee has sole authority to retain and terminate the consultant.

In addition to considering the value of other services Mercer provides the Company and the safeguards maintained by Mercer to prevent a conflict of interest, the Committee also took into consideration the fact that the total fees paid by the Company represent less than 0.1% of 2012 total annual revenues for Mercer's parent company, Marsh & McLennan; that the Mercer consultants retained by the Committee have no material business or personal relationship with any member of the Committee or with any executive officer of Alaska Air Group; and that the Mercer consultants do not own shares of Alaska Air Group common stock.

Notwithstanding the Committee's opinion that 1) Mercer is organized to prevent a conflict of interest, and 2) using the value of other services provided as a one-dimensional measure does not in itself constitute a good test of independence, beginning in 2013, the Committee has retained Meridian Compensation Partners, LLC as its independent compensation consultant. Meridian provides no other services to the Company.

When determining executive compensation, the Committee considers input from a variety of sources as well as several other factors described below.

How the Elements of Our Executive Compensation Program Were Selected

The Compensation and Leadership Development Committee conducts periodic reviews of the Company's executive compensation to ensure that it is structured to satisfy the Committee's objectives. The Committee considers how each component of compensation motivates executives to help the Company achieve its performance goals and how it promotes retention of executives who share the Company's values. The compensation structure is designed to promote initiative, resourcefulness and teamwork by key employees whose performance and responsibilities directly affect the performance of the business.

The Committee uses both fixed compensation and variable performance-based compensation to achieve a balanced program that is competitive and provides appropriate incentives. Base salaries, benefits, perquisites, retirement benefits, and change-in-control benefits are intended to attract and retain highly qualified executives and are paid out on a short-term or current basis. Annual incentives and long-term equity-based incentives are intended to motivate executives to achieve specific performance objectives.

The Committee believes that this mix of short-term and long-term compensation allows it to achieve dual goals of attracting and retaining highly qualified executives and providing meaningful performance incentives for those executives.

Deterrents to Excessive Risk Taking

The Compensation and Leadership Development Committee believes it has designed the overall compensation program in such a way as to deter excessive risk taking, to encourage executives to focus on the long-term success of the Company and to align the interests of executives with those of stockholders by:

- encompassing several different financial and operational goals;
- overlapping the performance periods of awards;
- incorporating short-term and long-term performance periods of varying lengths;
- capping short-term cash incentives;
- allowing Committee discretion to reduce amounts otherwise payable under certain awards;
- scaling compensation to our industry;
- considering internal equity among Company executives; and
- reflecting the current business challenges facing the Company.

Executive Pay Mix and the Emphasis on Variable Pay

The Compensation and Leadership Development Committee believes that emphasis on variable compensation at the senior executive levels of the Company is a key element in achieving a pay-for-performance culture and in aligning management's interests with those of the Company's stockholders. At the same time, the Committee believes that the executive compensation program provides meaningful incentives for executives while balancing risk and reward. When determining target executive pay, the Committee attempts to ensure that compensation is closely aligned with the overall strategy of the Company and that it motivates executives to achieve superior performance and stockholder returns.

Total direct compensation for our Named Executive Officers is tailored to place a substantial emphasis on pay that is variable and tied to performance objectives. For 2012, the Committee approved target-level compensation for Mr. Tilden that is 89% variable and tied to stockholder value creation. With respect to the other Named Executive Officers (with the exception of Mr. Ayer), the Committee approved target compensation that is on average 70% variable and tied to stockholder value creation. Mr. Ayer was CEO through May 15, 2012, after which he served as executive chairman of the Board. His compensation was reduced in light of the mid-year change in his responsibilities, and his target compensation for 2012 was 58% variable.

The Use of Benchmarking Against a Peer Group

Periodically, the Committee reviews and analyzes total direct compensation at the executive level. In analyzing the Named Executive Officers' compensation for 2012, the Committee reviewed the total direct compensation for executives of a peer group of air carriers excluding the companies that ceased reporting compensation data because they were no longer public.

The following companies represent the peer group selected by the Committee as a comparator for determining appropriate compensation levels for 2012:

- Air Canada
- Allegiant
- AMR Corporation
- Delta Air Lines
- Hawaiian Holdings
- JetBlue Airways
- Republic Airways Holdings
- SkyWest
- Southwest Airlines
- United Airlines/Continental
- US Airways Group
- WestJet

Total Direct Compensation of CEO


11%
89%
Base Pay
Variable Pay

Total Direct Compensation of Other NEOs


30%
70%
Base Pay
Variable Pay

● Proxy

In general, the Company's executive compensation program is designed to achieve total direct compensation at the 50th percentile of the peer group data for named executive officers.

The Committee chose to include the companies named above in its peer group for the following reasons:

- They represent a group of sufficient size to present a reasonable indicator of executive compensation levels.
- They are in the airline industry and their businesses are similar to the Company's business.
- The median annual revenue of this group approximates the Company's annual revenue.
- The Company competes with these peer companies for talent to fill certain key, industry-related executive positions.

The Application of Internal Equity Considerations

In addition to benchmarking against an industry peer group, the Committee believes it is appropriate to consider other principles of compensation, and not accept "benchmarking" data as the sole basis for setting compensation levels. Thus, while the Committee has considered peer group data as described above, it has also applied other compensation principles, most notably internal equity, when determining executive compensation. At current levels and excluding the one-time performance award in connection with his election, Mr. Tilden's total direct compensation represents approximately two times the average total direct compensation at the executive vice president level, and approximately five times that of the vice president level. Including his one-time performance award, the CEO's total direct compensation for 2012 represents approximately five times that of the executive vice president level and eight times that of the vice president level. By considering internal equity, the Committee remains mindful of the ratio of CEO-to-employee pay and, as a result, is able to structure executive compensation in a way that is less susceptible to sudden, temporary changes in market compensation levels.

The Use of Tally Sheets

Annually, the Committee reviews tally sheets that show each element of compensation for Named Executive Officers. Base salaries, incentive plan payments, equity awards, equity exercises, perquisites, and health and retirement benefits are included on tally sheets, which are prepared by the Company's corporate affairs and human resources departments. The Committee has used the tally sheets to verify that executive compensation is internally equitable and proportioned according to the Committee's expectations.

The Use of Performance Measures

The Committee uses objective performance goals in the Performance-Based Pay Plan (annual cash incentive plan). The Committee also applies performance measures as a basis for determining a significant percentage of long-term equity awards. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels by setting goals that are tied to the Company's strategic plan and by linking executives' compensation to long-term stockholder gain. All employee groups at the Company participated in the Performance-Based Pay Plan during 2012. The Committee believes that tying incentive pay to shared performance targets motivates all employees across the Company to achieve the same goals.

Consideration of Say-on-Pay Advisory Vote

At the May 2012 annual meeting, 97% of votes cast indicated approval of the advisory say-on-pay proposal in connection with the discussion of 2011 compensation. The Committee believes that the vote outcome is an indication that stockholders generally approve of the structure of executive compensation at Alaska Air Group and, therefore, the Committee structured executive compensation for 2012 in a way that is generally consistent with 2011. Stockholders will have an opportunity annually to cast an advisory vote in connection with executive compensation.

Current Executive Pay Elements

Base Pay

In general, for Named Executive Officers, the Committee targets base salary levels at the 25th percentile based on peer group data identified in the review described in this discussion. For other vice president-level executives, the Committee targets base salary levels between the 25th and 50th percentiles.

The Committee assesses each executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the individual's skills, the individual's influence on long-term Company strategies and success, the individual's leadership performance, and internal equity considerations.

In February 2012, the Committee approved base salary of $425,000 for Mr. Tilden, which was below the 25th percentile of salaries for CEOs in the peer group. The chart below depicts CEO base salaries at airline peer group companies.

CEO Base Pay Comparisons (Airlines)

2012 Base Salary	
Alaska Air Group	$425,000
Base Salary (Air Group peers)*	
Air Canada	$809,000
Allegiant **	$ 0
AMR Corporation	$620,000
Delta Air Lines	$600,000
Hawaiian Holdings	$600,000
JetBlue Airways	$600,000
Republic Airways Holdings	$401,000
SkyWest	$400,000
Southwest Airlines	$649,000
United Airlines/Continental	$975,000
US Airways Group	$550,000
WestJet	$557,000
Average Base Salary ** (Air Group peers)	**$632,000**

* Amounts are derived from the most recent compensation data available as of the date of this Proxy Statement. In most cases, this is the 2011 base salary as reported in the respective company's 2012 proxy statement.

** Allegiant's CEO was granted substantial equity in lieu of base salary; therefore, Allegiant is not included in the average for base salary.

The Committee believes it is appropriate to target the 25th percentile for base salary levels of the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met or to exceed market levels when performance objectives are exceeded. In 2012, the Named Executive Officers received adjustments to base salary based on market considerations and changes in their roles.

Performance-Based Annual Pay

The Company's Named Executive Officers are eligible to earn annual incentive pay under the Performance-Based Pay Plan, which is intended to motivate executives and other employees to achieve specific Company goals. All of the Company's employee groups participated in the Performance-Based Pay Plan during 2012. The Committee aligns executive compensation with the Company's strategic plan by choosing a target performance level for each operational or financial goal (outlined in the *"2012 Performance-Based Pay Metrics"* table below) that is consistent with the Company's strategic plan goals.

Each participant in the Performance-Based Pay Plan is assigned a target participation level that is at about the median level of target participation levels for similarly situated executives within the Company's peer group and is expressed as a percentage of the participant's base salary. For the Named Executive Officers, the 2012 target participation levels are as follows:

2012 Performance-Based Pay Plan Participation Rates

Name	Target Participation as % of Base Salary
Bradley D. Tilden	100%
Brandon S. Pedersen	75%
Keith Loveless	75%
Glenn S. Johnson	75%
Benito Minicucci	75%
William S. Ayer	N/A

Incentive award payments may range from zero to 200% of the Named Executive Officers' target based on the achievement of objective performance standards set by the Committee at the beginning of each year. For each performance metric, performance at the target level will generally result in a 100% payout of the target amount for that metric, while the payout is generally 200% for performance at or above the maximum level and 25% for performance at the threshold level. The payout percentages are interpolated for performance between the levels identified below, but if performance for a particular metric is below the threshold level, no payment will be made as to that metric. The Committee retains discretion to reduce bonus amounts below the level that would otherwise be paid. For 2012, the Performance-Based Pay Plan metrics were set as follows:

2012 Performance-Based Pay Metrics

Goal	Weight	Threshold		Target		Maximum	
		Alaska	Horizon	Alaska	Horizon	Alaska	Horizon
Operational Performance							
Safety	10%						
• Risk Level 3+ Events*		≤ 7.0	≤ 7.0	≤ 5.5	≤ 5.5	≤ 3.0	≤ 3.0
Employee Engagement/Customer Satisfaction	10%						
• Measured by the number of months we exceed our monthly customer satisfaction goal		5 mos.	5 mos.	8 mos.	8 mos.	11 mos.	11 mos.
CASM	10%						
• Cost per available seat mile excluding fuel and special items		7.55¢	12.2¢	7.45¢	12.0¢	7.35¢	11.8¢
Alaska Air Group Profitability							
Adjusted Pretax Profit**	70%	$250 million		$475 million		$700 million	

* Safety Risk Level 3+ events are measured per 10,000 departures. These are events that elevate risk to the operation and include such things as significant damage to aircraft or other assets, injuries to employees or customers, or a significant reduction in safety.

** Adjusted pre-tax profit means the net income of Alaska Air Group as computed by Generally Accepted Accounting Principles (GAAP) and adjusted for "Excluded Items" and "Alternative Accounting Treatments." "Excluded Items" means (a) income taxes, (b) pretax expense under any Alaska Air Group (or subsidiary) profit sharing, performance-based pay, operational performance rewards, variable pay, or similar programs as determined in the discretion of the Compensation and Leadership Development Committee, and (c) special income or expense items that, in the discretion of the Committee, should be excluded because recognizing them would not appropriately serve the goals of the Plan. These may include, without limitation, gain or loss on disposition of capital assets, impairments or other fleet exit costs, expenses from voluntary or involuntary severance programs, government refunds or assistance, and the cumulative effect of accounting changes. "Alternative Accounting Treatments" means expense or income items that, for purposes of calculating adjusted pre-tax profit, the Company (or any subsidiary) will account for based on non-GAAP methods because, in the discretion of the Committee, using GAAP accounting methods would not appropriately serve the goals of the Plan. These may include, without limitation, fuel hedge accounting on an as-settled basis.

Annual target performance measures reflect financial and operational goals that are consistent with the strategic plan. Maximum goals reflect superior performance, while threshold goals generally reflect an acceptable but minimal level of improvement over the prior year's performance. The 2012 Alaska Air Group profitability target of $475 million corresponded to a forecasted 2012 return on invested capital (ROIC) of 10.4%. The Company's goal is to achieve an average 10% ROIC over the business cycle, which the Company believes will allow it to grow profitably. The safety and employee engagement measures were set at levels the Committee believes will drive continuous improvement and maintain the Company's reputation as a leader in the industry in these areas. The cost per available seat mile excluding fuel and special items (CASM) metric was similarly chosen to support the Company's achievement of its strategic plan. The non-ticket passenger revenue modifier (shown below) is aligned with Alaska Air Group's overall operational performance goals and helps balance the incentives in the Performance-Based Pay Plan.

The Committee believes that using adjusted measures, such as CASM (excluding fuel and special items) and adjusted pre-tax profit, rather than GAAP measures more closely ties results to elements of performance that can be controlled by the decisions and actions of employees, thereby providing a more direct link between performance and reward. In addition, by removing the short-term impact of certain business decisions (such as the gain or loss on disposition of capital assets), the use of adjusted measures encourages executives to make decisions that are in the best interest of the Company over the long term.

A modifier feature of the Performance-Based Pay Plan provides the opportunity to add or subtract up to ten percentage points based on Alaska Air Group's non-ticket passenger revenue per passenger. Non-ticket passenger revenue includes fees for such things as first-class upgrades, baggage, ticketing changes, onboard food and beverage, and other services not included in the base fare. This measure was intended to reinforce the Company's 2012 strategic goal of increasing revenues. The non-ticket passenger revenue modifier is aligned with each subsidiary's operational performance goals and helps balance the incentives in the Performance-Based Pay Plan. The performance measures are detailed below:

2012 Modifier to Performance-Based Pay

Alaska Air Group Non-Ticket Passenger Revenue Per Passenger Performance Goal										
-10 pts	**-8 pts**	**-6 pts**	**-4 pts**	**-2 pts**	**No Adj.**	**+2 pts**	**+ 4 pts**	**+6 pts**	**+8 pts**	**+10 pts**
11.20	11.30	11.40	11.50	11.60	11.70	11.80	11.90	12.00	12.10	12.20

Following is an example of the calculation of the 2012 Performance-Based Pay Plan payout for an Alaska Airlines executive:

2012 Performance-Based Pay Calculation*

Metrics	Actual	% of Target Achieved	Weight	Payout %
Safety Risk Level 3+ Events	1.0	200.0%	10.0%	20.0%
Employee Engagement/Customer Satisfaction	12 months	200.0%	10.0%	20.0%
CASM	7.56¢	—	10.0%	—
Alaska Air Group Profitability	$645 million	175.6%	70.0%	122.9%
Non-Ticket Passenger Revenue Modifier	$ 11.70	—		—
Total Payout %				162.9%
Participation Rate**			x	75.0%
Payout as a % of Base Salary			=	122.2%

* Based on Alaska Airlines' performance.

** Participation rates vary by position. The participation rate used in this example is for one of the Named Executive Officers.

The Performance-Based Pay Plan has paid out as follows since its inception:


History of Performance-Based Pay
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Alaska average – 114%
Horizon average – 116%
46%
61%
106%
108%
149.7%
149.6%
21.2%
20%
51.9%
44.3%
166.0%
182.7%
188.2%
184.7%
134.7%
132.1%
162.9%
162.9%
2004 Alaska
2004 Horizon
2005 Alaska
2005 Horizon
2006 Alaska
2006 Horizon
2007 Alaska
2007 Horizon
2008 Alaska
2008 Horizon
2009 Alaska
2009 Horizon
2010 Alaska
2010 Horizon
2011 Alaska
2011 Horizon
2012 Alaska
2012 Horizon
% of Target

In addition, all of the Company's employees, including the executive officers, participate in a separate incentive plan called Operational Performance Rewards, which

Proxy

pays a monthly incentive of $100 to all employees when certain operational performance targets are met. Awards are based on the achievement of on-time performance and customer satisfaction goals, and the maximum annual payout for each employee is $1,200.

Long-Term Equity-Based Pay

Long-term equity incentive awards that link executive pay to stockholder value are an important element of the Company's executive compensation program. Long-term equity incentives that vest over three- or four-year periods are awarded annually, resulting in overlapping vesting periods. The awards are designed to discourage short-term risk taking and are primarily intended to align Named Executive Officers' interests with those of stockholders. In addition, equity awards help attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

Stock Options

The Company grants a portion of its long-term incentive awards to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of the Company's common stock on the grant date. Thus, the Named Executive Officers will realize value from their stock options only to the degree that Air Group stockholders would realize value if they purchased shares and held them for the same period the executive holds his or her stock options. The stock options also function as a retention incentive for executives, as they generally vest ratably over a four-year period on each anniversary of the grant date.

Restricted Stock Units

The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. Subject to the executive's continued employment with the Company, the restricted stock units generally vest on the third anniversary of the date they are granted and, upon vesting, are paid in shares of Air Group common stock. The units provide a long-term retention incentive through the vesting period that is not dependent solely on stock price appreciation. The units are designed to further link executives' interests with those of Air Group's stockholders, as the value of the units is based on the value of Air Group common stock.

Performance Stock Units

The Company also grants the Named Executive Officers performance stock units annually as part of the long-term equity-based incentive program. The performance stock units vest only if the Company achieves performance goals established by the Committee for the performance period covered by the award. Performance stock units also provide a retention incentive as the executive generally must be employed through the performance period for the units to vest.

Grants were made for the three-year performance periods beginning in January 2010, 2011 and 2012. In 2010 and 2011, performance stock units were tied to total shareholder return (TSR) as compared to an industry peer group. These performance stock units help to further link the interests of executives with those of our stockholders as the vesting of the units depends on the Company's TSR, and the ultimate value of any portion of the award that vests depends on the value of the Company's common stock. Beginning in 2012, performance stock unit awards were based 50% on the Company's TSR performance relative to S&P 500 companies and 50% relative to the following industry peer group: Air Canada, Allegiant, AMR Corporation, Delta Air Lines, Hawaiian Holdings, JetBlue Airways, Republic Airways Holdings, SkyWest, Southwest Airlines, United Airlines/ Continental, US Airways Group, and WestJet. (The Committee may adjust the peer group as it deems appropriate or if one or more of the peer airlines cease to be publicly traded companies.)

The Committee chose TSR as the performance measure for these awards to provide additional incentive for executives to help create stockholder value. Given the nature of the airline business, the Committee believes that measuring TSR on a relative basis rather than on an absolute basis provides a more relevant reflection of the Company's performance by mitigating the impact of various macro-economic factors that tend to affect the entire industry and that are largely beyond the control of executives. The Committee believes that also measuring the Company's performance relative to the broad market encourages executives to manage the Company in such a way as to attract a broader range of investors. The percentage of the performance stock units that vest may range from 0% to 200% of the target number of units subject to the award, depending on the Company's goals for the performance period.

Equity Award Guidelines

The Committee considers and generally follows equity grant guidelines that are based on the target total direct compensation levels and pay mix described above. Target equity grants, when combined with the base salary and annual target incentive opportunity described above, are designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers. The Committee may adjust equity grants to the Named Executive Officers above or below these target levels based on the Committee's general assessment of:

- the individual's contribution to the success of the Company's financial performance;
- internal pay equity;
- the individual's performance of job responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

The Committee believes that stock options, time-based restricted stock units and performance stock units each provide incentives that are important to the Company's executive compensation program as a whole. Therefore, the Committee generally allocates approximately the same amount of grant-date value (based on the principles used in the Company's financial reporting) of each executive's total equity incentive award to each of these three types of awards.

2012 Equity Awards

For 2012, the guidelines applied to the Named Executive Officers are noted in the table below:

Equity Award Guidelines

Name	Equity Target as a % of Base Pay	Equity Mix		
		Stock Options	Restricted Stock Units	Performance Stock Units
Bradley D. Tilden	300%	34%	33%	33%
Brandon S. Pedersen	150%	34%	33%	33%
Keith Loveless	200%	34%	33%	33%
Glenn S. Johnson	200%	34%	33%	33%
Benito Minicucci	200%	34%	33%	33%
William S. Ayer	N/A*		100%	

* Mr. Ayer received a grant of restricted stock units valued at $46,000, which is the same value of the stock units awarded to other board members as part of their annual director compensation.

Special Equity Awards

The Committee retains discretion to make other equity awards at such times and on such terms as it considers appropriate to help achieve the goals of the Company's executive compensation program.

In 2012, the Committee awarded Mr. Tilden an additional 45,460 performance stock units in connection with his election as CEO of the Company. The award, which was included with Mr. Tilden's annual grant and has a three-year performance period, represents four times Mr. Tilden's 2012 base salary if target goals are met, and can range from 0% if threshold performance is not reached to 200% of target if maximum performance is achieved. The performance goals are based 50% on TSR relative to the Company's peer group and 50% on TSR relative to the Standard and Poors 500 Index, and are designed to pay out in proportion to the degree to which similarly invested stockholders would be rewarded.

In 2013, the Committee made a one-time special performance award to certain key executives of the Company, including Mr. Pedersen. The award represents approximately two times base salary at target and is designed to motivate executives to achieve specific financial and operational results that will drive superior financial results over the three-year period ending December 2015. Payouts under the terms of the award are tied to ROIC, unit cost and on-time performance goals and are aligned with the Company's long-term strategic plan.

Perquisites and Personal Benefits

An annual amount equal to 12% of base salary is paid to each Named Executive Officer in lieu of all perquisites except for travel, life insurance, health exams, and accidental death and dismemberment insurance.

Retirement Benefits/Deferred Compensation

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and the Company's 401(k) plans are tax-qualified retirement plans that Mr. Tilden, Mr. Loveless, Mr. Johnson and Mr. Ayer participate in on substantially the same terms as other participating employees. Due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan, the benefits that would otherwise be provided to these executives under the Salaried Retirement Plan are required to be limited. An unfunded defined-benefit plan, the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), provides make-up benefits plus supplemental retirement benefits. In lieu of the supplementary retirement defined-benefit plan, Mr. Pedersen and Mr. Minicucci participate in a defined-contribution plan under the Company's Nonqualified Deferred Compensation Plan and the Company's Supplementary Retirement Defined Contribution Plan.

The Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments under the Company's Nonqualified Deferred Compensation Plan. The Company believes that providing deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred. The interest earned on this deferred compensation is similar to what an ordinary investor could earn in the market.

Please see the tables under "Pension and Other Retirement Plans" and "2012 Nonqualified Deferred Compensation" and the information following the tables for a description of these plans.

Changes in 2012 Compensation in Connection with Leadership Transition

Mr. Tilden was elected CEO effective May 15, 2012, replacing Mr. Ayer, who continues to serve as executive chairman of the Board. In connection with Mr. Tilden's election, the Committee approved an award of performance stock units with a grant date fair value equal to 400% of his base salary. The Committee set Mr. Ayer's 2012 annual salary at $103,000, commensurate with the reduction in his responsibilities during the leadership transition. Mr. Ayer continues to be eligible to receive annual equity awards, but at a level consistent with the value of equity received by the Company's non-employee board members.

Stock Ownership Policy

The Compensation and Leadership Development Committee believes that requiring significant stock ownership by executives further aligns their interests with those of long-term stockholders. In 2012, the Committee revised the Company's stock ownership policy for elected officers. Under the revised policy, within five years of election, each executive officer must beneficially own a number of shares of the Company's common stock with a fair market value equal to or in excess of a specified multiple of the individual's base salary as follows:

- the CEO is required to acquire and hold Company stock with a value of five times base salary; and
- the other Named Executive Officers are required to acquire and hold Company stock with a value of two to three times base salary, depending on their respective levels of responsibility.

Executives are required to retain 50% of any shares of common stock acquired in connection with the vesting of restricted stock units and performance stock units until the holding target is reached. Unexercised stock options, unvested restricted stock units and unvested performance stock units do not count toward satisfaction of the ownership requirements. The Committee reviews compliance with this requirement annually.

Prohibition of Speculative Transactions in Company Securities

Our insider trading policy prohibits our executive officers, including the Named Executive Officers, from engaging in certain speculative transactions in the Company's securities, including engaging in short-term trading, short sales, publicly traded options (such as puts, calls or other derivative securities), margin accounts, pledges or hedging transactions.

Recoupment of Certain Compensation Payments

The Compensation and Leadership Development Committee has adopted a policy whereby, in such circumstances as it, in its sole discretion, determines to be appropriate, it will obtain reimbursement or effect cancellation of all or a portion of any short- or long-term cash or equity incentive payments or awards to an individual who qualifies as an executive officer of the Company for purposes of Section 16 of the Securities Exchange Act of 1934 where: (1) such payment or award of cash or shares was made on or after the effective date of this policy; (2) the amount of or number of shares included in any such payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to the individual's fraudulent or grossly negligent act or omission; (3) a lesser payment or award of cash or shares would have been made to the individual based upon the restated financial results; and (4) the payment or award of cash or shares was received by the individual prior to or during the 12-month period following the first public issuance or filing of the financial results that were subsequently restated.

Agreements Regarding Change in Control and Termination

The Company has change-in-control agreements with the Named Executive Officers that provide for severance benefits if the executive's employment terminates under certain circumstances in connection with a change in control.

The Company has entered into change-in-control agreements with these executives because it believes that the occurrence, or potential occurrence, of a change-in-control transaction would create uncertainty and disruption during a critical time for the Company. The payment of cash severance benefits under the agreements is triggered if two conditions are met: (1) actual or constructive termination of employment and (2) the consummation of a change-in-control transaction. The Committee believes that Named Executive Officers should be entitled to receive cash severance benefits only if both conditions are met. Once the change-in-control event occurs, the Named Executive Officer's severance and benefits payable under the contract begin to diminish with time so long as the executive's employment continues, until ultimate expiration of the agreement 36 months later. In November 2007, the Committee amended its policy regarding the provision of payments to executive officers for excise taxes imposed under Section 280G such that any new agreements between the Company and its executives will not include reimbursement for Section 280G excise taxes. In February 2013, the Committee further revised existing agreements to eliminate any grandfathered provisions that could have resulted in a reimbursement for Section 280G excise taxes. Therefore, none of the Company's change-in-control agreements provide for reimbursement for excise taxes.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid to its CEO and certain other executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Committee strives whenever possible to structure its compensation plans such that they are tax-deductible, and it believes that a substantial portion of compensation paid under its current program (including the annual incentives, performance stock units and stock option grants described above) satisfies the requirements under Section 162(m). However, the Committee reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2012, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT[1]

The Compensation and Leadership Development Committee has certain duties and powers as described in its charter. The Committee is currently composed of three non-employee directors who are named at the end of this report, each of whom is independent as defined by the NYSE listing standards.

The Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement.

Based upon this review and discussion, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2012 Annual Report on Form 10-K on file with the SEC and the Company's 2013 Proxy Statement.

Compensation and Leadership Development Committee of the Board of Directors

J. Kenneth Thompson, Chair
R. Marc Langland, Member
Dennis F. Madsen, Member

(1) SEC filings sometimes incorporate information by reference. This means the Company is referring you to information that has previously been filed with the SEC and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation and Leadership Development Committee members whose names appear on the Compensation and Leadership Development Committee Report above were members during all of 2012. No member of the Committee during 2012 is or has been an executive officer or employee of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. During 2012, none of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity where the entity's executive officers also served as a director or member of the Company's Compensation and Leadership Development Committee.

2012 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of the CEO, the former CEO, the CFO and the three other most highly compensated executive officers for services rendered during 2012. These individuals are referred to as the Named Executive Officers in this Proxy Statement. As noted above, Mr. Ayer stepped down as CEO of the Company and its subsidiary carriers, effective at the 2012 annual meeting, and was succeeded in those positions by Mr. Tilden.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
Bradley D. Tilden	2012	419,614	—	3,160,012	442,002	684,528	883,208	102,008	5,691,372
President and CEO,	2011	388,269	—	649,780	336,498	445,649	543,728	87,040	2,450,964
Alaska	2010	370,961	—	578,724	274,345	594,627	319,527	80,522	2,218,706
Brandon S. Pedersen	2012	277,692	—	319,162	145,343	340,308	—	116,999	1,199,504
VP/Finance	2011	260,961	—	176,544	91,052	229,585	—	113,149	871,291
and CFO, Alaska	2010	219,389	—	198,010	46,205	269,578	—	89,003	822,185
Keith Loveless[5]	2012	333,462	—	508,063	144,945	360,836	791,793	73,293	2,212,392
Exec VP and General									
Counsel, Alaska									
Glenn S. Johnson[6]	2012	320,308	—	517,034	222,992	392,414	564,533	77,203	2,094,484
President, Horizon Air	2011	308,846	—	416,840	214,435	306,889	513,009	74,207	1,834,226
Exec VP, Air Group	2010	299,999	—	1,450,732	176,880	421,269	351,001	68,889	2,768,770
Benito Minicucci	2012	314,038	—	603,820	274,758	384,706	—	120,402	1,697,724
Exec VP/Operations	2011	293,846	—	490,400	257,322	297,958	—	126,567	1,466,093
and COO, Alaska	2010	280,961	—	352,556	167,856	397,776	—	118,663	1,317,812
William S. Ayer	2012	150,538	—	47,120	—	250	422,600	54,941	675,449
Executive Chair and	2011	410,154	—	821,420	425,571	553,577	611,999	93,209	2,915,930
Former CEO, Alaska	2010	395,385	—	1,120,197	697,052	745,314	305,617	93,785	3,357,350

(1) The amounts reported in Columns (e) and (f) of the Summary Compensation Table above reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements (disregarding any estimate of forfeitures related to service-based vesting conditions). For a discussion of the assumptions and methodologies used to value the

awards reported in Column (e) and Column (f), please see the discussion of stock awards and option awards contained in Note 11 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2012 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted in 2012 to the Named Executive Officers, please see the discussion under "2012 Grants of Plan-Based Awards" below.

The amounts reported in Column (e) of the table above also include the grant date fair value of performance-based stock unit awards granted in 2010, 2011 and 2012 to the Named Executive Officers based on the probable outcome (determined as of the grant date) of the performance-based conditions applicable to the awards. The following table presents the aggregate grant date fair value of these performance-based awards included in Column (e) for 2010, 2011 and 2012, and the aggregate grant date value of these awards assuming that the highest level of performance conditions will be achieved.

	2010 Performance Awards		2011 Performance Awards		2012 Performance Awards	
Name	Aggregate GrantDate Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)	Aggregate GrantDate Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)	Aggregate GrantDate Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)
Bradley D. Tilden	289,362	578,724	324,890	649,780	2,153,080	4,306,160
Brandon S. Pedersen	48,892	97,784	88,272	176,544	140,600	281,200
Keith Loveless[5]					140,600	281,200
Glenn S. Johnson[6]	1,264,476	1,450,732	208,420	416,840	212,800	425,600
Benito Minicucci	176,278	352,557	245,200	490,400	266,000	532,000
William S. Ayer	372,512	745,024	410,710	821,420	—	—

(2) Non-Equity Compensation includes Performance-Based Pay compensation and Operational Performance Rewards, further described in the Compensation Discussion and Analysis section.

(3) The amount reported in Column (h) of the Summary Compensation Table above reflects the year-over-year change in present value of accumulated benefits determined as of December 31 of each year for the Retirement Plan for Salaried Employees and the Officers Supplementary Retirement Plan (defined-benefit plan) as well as any above-market earnings on each Named Executive Officer's account under the Nonqualified Deferred Compensation Plan. The increase in pension value during 2012 was significantly higher than usual because interest rates used to calculate the net present value of future payments fell significantly from the prior year. The number included in Column (h) is an estimate of the value of future payments and does not represent value received during 2012. If interest rates rise in future years, the change in the net present value of future payments would decrease and may even be negative. For Mr. Minicucci and Mr. Pedersen, Company contributions to the Defined-Contribution Officers Supplementary Retirement Plan (DC-OSRP) in lieu of the defined-benefit plan are reported in Column (i) and detailed in the table in Footnote (4) below.

(4) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table. For Column (i), each perquisite and other personal benefit is included in the total and identified and, if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and other benefits for that officer, is quantified in the table below. All reimbursements of taxes with respect to perquisites and other benefits are identified and quantified. Tax reimbursements are provided for travel privileges unique to the airline industry. Also included in the total for Column (i) are the Company's incremental cost of providing flight benefits, annual physical, and accidental death and dismemberment insurance premiums. By providing positive-space travel without tax consequences to Named Executive Officers, we are able to deliver a highly valued benefit at a low cost to the Company. In addition, we believe that this benefit provides the opportunity for Named Executive Officers to connect with the Company's front-line employees. As noted in the Compensation Discussion and Analysis section, we pay each of the Name Executive Officers a perquisite allowance equal to 12% of the executive's base salary in lieu of providing perquisites other than those noted above.

Itemization of All Other Compensation (Column I)

Name	Company Contribution to 401(k) Account	Company Contribution to DC-OSRP Account	Executive Allowance	Term Life Insurance Premium	Term Life Insurance Tax on Premium	Medical Insurance Premium	Tax on Personal Travel	Other*	Total "All Other Compensation"
Bradley D. Tilden	$ 7,500	$ 0	$50,354	$1,187	$ 681	$12,800	$27,701	$1,786	$102,008
Brandon S. Pedersen	$15,000	$35,619	$33,323	$ 520	$ 298	$12,800	$16,619	$2,820	$116,999
Keith Loveless	$ 7,500	$ 0	$40,015	$1,520	$ 872	$12,800	$ 9,456	$1,130	$ 73,293
Glenn S. Johnson	$13,662	$ 0	$38,430	$2,346	$1,346	$ 7,929	$10,381	$3,109	$ 77,203
Benito Minicucci	$15,000	$46,092	$37,685	$ 612	$ 351	$12,959	$ 6,948	$ 755	$120,402
William S. Ayer	$ 4,516	$ 0	$18,065	$ 705	$ 404	$13,292	$16,823	$1,136	$ 54,941

* Includes the Company's incremental cost of providing a flight benefit, annual physical, and accidental death and dismemberment insurance premiums.

(5) Mr. Loveless was not a Named Executive Officer prior to 2012. As such, only Mr. Loveless's 2012 compensation information is included.

(6) Mr. Johnson was elected President of Horizon Air Industries, Inc. in June 2010. Previously he was Executive Vice President/Finance and CFO of Alaska Air Group, Inc. The Compensation and Leadership Development Committee granted a special performance stock unit award to Mr. Johnson upon his election to president of Horizon Air on June 10, 2010.

2012 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2012. Please see in the Compensation Discussion and Analysis the "Performance-Based Annual Pay" section for a description of the material terms of the non-equity incentive plan awards reported in this table and the "Long-Term Equity-Based Pay" section for a description of the material terms of the equity-based awards reported in this table. Each of the equity-based awards reported in the table below was granted under our 2008 Performance Incentive Plan (2008 Plan).

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(1)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($) (l)
Bradley D. Tilden											
• Stock Options	2/14/12								22,200	38.000	442,002
• RSUs	2/14/12							11,200			425,600
• PSUs*	2/14/12				—	56,660	113,320				2,153,080
• PBP Plan	N/A	106,250	425,000	850,000							
Brandon S. Pedersen											
• Stock Options	2/14/12								7,300	38.000	145,343
• RSUs	2/14/12							3,700			140,600
• PSUs	2/14/12				—	3,700	7,400				140,600
• PBP Plan	N/A	55,313	221,250	442,500							
Keith Loveless											
• Stock Options	2/14/12								7,280	38.000	144,945
• Stock Options	11/7/12								7,730	40.450	160,266
• RSUs	2/14/12							3,700			140,600
• RSUs	11/7/12							4,670			188,902
• PSUs	2/14/12				—	3,700	7,400				140,600
• PBP Plan	N/A	62,813	251,250	502,500							
Glenn S. Johnson											
• Stock Options	2/14/12								11,200	38.000	222,992
• RSUs	2/14/12							5,600			212,800
• RSUs	11/7/12							840			33,978
• PSUs	2/14/12				—	5,600	11,200				212,800
• PBP Plan	N/A	62,813	251,250	502,500							
Benito Minicucci											
• Stock Options	2/14/12								13,800	38.000	274,758
• RSUs	2/14/12							7,000			266,000
• PSUs	2/14/12				—	7,000	14,000				266,000
• PBP Plan	N/A	61,992	247,969	495,938							
William S. Ayer											
• RSUs	2/14/12							1,240			47,120

Key: RSUs – Restricted Stock Units; PSUs – Performance Stock Units; PBP Plan – Performance-Based Pay Plan

* Includes a special one-time award of 45,460 performance stock units granted in connection with Mr. Tilden's election to CEO.

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 11 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2012 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR END

The following table presents information regarding the outstanding equity awards held by each of the Named Executive Officers as of December 31, 2012, including the vesting dates for the portions of these awards that had not vested as of that date.

		Option Awards				Stock Awards			
Name (a)	Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[1] ($) (j)
Bradley D. Tilden	9/13/06	23,100	—	18.980	9/12/16				
	1/31/07	24,600	—	21.425	1/31/17				
	2/8/08	13,700	—	13.745	2/8/18				
	1/29/09	21,068	21,070 (2)	13.780	1/29/19				
	2/3/10	15,200	15,200 (3)	16.630	2/3/20	17,400 (3)	749,766		
	2/7/11	5,100	15,300 (6)	30.650	2/7/21	10,600 (6)	456,754	10,600 (5)	456,754
	2/14/12	—	22,000 (7)	38.000	2/14/22	11,200 (7)	482,608	56,660 (8)	2,441,479
Brandon S. Pedersen	12/1/06	2,000	—	19.990	12/1/16				
	2/8/08	5,354	—	13.745	2/8/18				
	1/29/09	6,500	3,500 (2)	13.780	1/29/19				
	2/3/10	2,560	2,560 (3)	16.630	2/3/20	2,940 (3)	126,685		
	6/10/10					4,090 (4)	176,238		
	2/7/11	1,380	4,140 (6)	30.650	2/7/21	2,880 (6)	124,099	2,880 (5)	124,099
	2/14/12	—	7,300 (7)	38.000	2/14/22	3,700 (7)	159,433	3,700 (5)	159,433
Keith Loveless	1/29/09	—	9,576 (2)	13.780	1/29/19				
	2/3/10	—	4,880 (3)	16.630	2/3/20	5,580 (3)	240,442		
	2/7/11	1,694	5,086 (6)	30.650	2/7/21	3,540 (6)	152,539	3,540 (5)	152,539
	2/14/12	—	7,280 (7)	38.000	2/14/22	3,700 (7)	159,433	3,700 (5)	159,433
	11/7/12	—	7,730 (9)	40.450	11/7/22	4,670 (9)	201,230		
Glenn S. Johnson	1/29/09	—	14,996 (2)	13.780	1/29/19				
	2/3/10	—	9,800 (3)	16.630	2/3/20	11,200 (3)	482,608		
	2/7/11	—	9,750 (6)	30.650	2/7/21	6,800 (6)	293,012	6,800 (5)	293,012
	2/14/12	—	11,200 (7)	38.000	2/14/22	5,600 (7)	241,304	5,600 (5)	241,304
	11/7/12					840 (9)	36,196		
Benito Minicucci	1/29/09	—	11,900 (2)	13.780	1/29/19				
	2/3/10	—	9,300 (3)	16.630	2/3/20	10,600 (3)	456,754		
	2/7/11	3,900	11,700 (6)	30.650	2/7/21	8,000 (6)	344,720	8,000 (5)	344,720
	2/14/12	—	13,800 (7)	38.000	2/14/22	7,000 (7)	301,630	7,000 (5)	301,630
William S. Ayer	9/13/06	74,600	—	18.980	9/13/16				
	1/31/07	47,600	—	21.425	1/31/17				
	1/29/09	—	25,650 (2)	13.780	1/29/19				
	2/3/10	38,620	38,620 (3)	16.630	2/3/20	44,960 (3)	1,937,326		
	2/7/11	6,450	19,350 (6)	30.650	2/7/21	13,400 (6)	577,406	13,400 (5)	577,406
	2/14/12					1,240 (7)	53,432		

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) and Column (i), respectively, by $43.09 (the closing price of Air Group stock on 12/31/12).

(2) The unvested options under the 1/29/09 grant will become vested on 1/29/13.

(3) The RSUs awarded on 2/3/10 will become fully vested on 2/3/13. The unvested options under the 2/3/10 grant will become vested as follows: Mr. Tilden —7,600 on 2/3/13 and 7,600 on 2/3/14; Mr. Pedersen — 1,280 on 2/3/13 and 1,280 on 2/3/14; Mr. Loveless — 2,440 on 2/3/13 and 2,440 on 2/3/14; Mr. Johnson — 4,900 on 2/3/13 and 4,900 on 2/3/14; Mr. Minicucci — 4,650 on 2/3/13 and 4,650 on 2/3/14; and Mr. Ayer —19,310 on 2/3/13 and 19,310 on 2/3/14.

(4) The RSUs awarded on 6/10/10 will become fully vested on 6/10/13.

(5) The performance stock units reported in Column (i) are eligible to vest based on the Company's performance over a three-year period as described in the "Compensation Discussion and Analysis" section above and in footnote (1) to the Summary Compensation Table above. The performance stock units granted on 2/7/11 will vest based on the goals set for a three-year performance period ending 12/31/13; and the performance stock units granted on 2/7/12 will vest based on the goals set for a three-year performance period ending 12/31/14.

(6) The RSUs awarded on 2/7/11 will become fully vested on 2/7/14. The unvested options under the 2/7/11 grant will become vested as follows: Mr. Tilden — 5,100 on 2/7/13, 5,100 on 2/7/14 and 5,100 on 2/7/15; Mr. Pedersen — 1,380 on 2/7/13, 1,380 on 2/7/14 and 1,380 on 2/7/15; Mr. Loveless — 1,696 on 2/7/13, 1,694 on 2/7/14 and 1,696 on 2/7/15; Mr. Johnson — 3,250 on 2/7/13, 3,250 on 2/7/14 and 3,250 on 2/7/15; Mr. Minicucci — 3,900 on 2/7/13, 3,900 on 2/7/14 and 3,900 on 2/7/15; and Mr. Ayer — 6,450 on 2/7/13, 6,450 on 2/7/14 and 6,450 on 2/7/15.

(7) The RSUs awarded on 2/14/12 will become fully vested on 2/14/15. The unvested options under the 2/14/12 grant will become vested as follows: Mr. Tilden — 5,550 on 2/14/13, 5,550 on 2/14/14, 5,550 on 2/14/15, and 5,550 on 2/14/16; Mr. Pedersen — 1,824 on 2/14/13, 1,826 on 2/14/14, 1,824 on 2/14/15, and 1,826 on 2/14/16; Mr. Loveless — 1,820 on 2/14/13, 1,820 on 2/14/14, 1,820 on 2/14/15, and 1,820 on 2/14/16; Mr. Johnson — 2,800 on 2/14/13, 2,800 on 2/14/14, 2,800 on 2/14/15, and 2,800 on 2/14/16; and Mr. Minicucci — 3,450 on 2/14/13, 3,450 on 2/14/14, 3,450 on 2/14/15, and 3,450 on 2/14/16.

(8) Mr. Tilden's 2/14/12 performance stock unit award includes an award of 45,460 additional performance stock units in connection with his election to CEO. The units will vest based on the goals set for the three-year performance period ending 12/31/14.

(9) The RSUs awarded on 11/7/12 will become fully vested on 11/7/15. Mr. Loveless's unvested options under the 11/7/12 grant will become vested as follows 1,932 on 11/7/13, 1,933 on 11/7/14, 1,932 on 11/7/15, and 1,933 on 11/7/16.

Proxy

2012 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2012 and the vesting during 2012 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (1) (e)
Bradley D. Tilden	—	—	74,288	2,959,117
Brandon S. Pedersen	9,540	212,293	12,460	496,555
Keith Loveless	31,600	682,626	29,160	1,147,907
Glenn S. Johnson	34,096	757,701	94,604	3,541,997
Benito Minicucci	21,134	496,781	43,400	1,733,492
William S. Ayer	188,726	4,636,094	157,266	6,107,036

(1) The amounts shown in Column (c) above for option awards are determined by multiplying the number of shares by the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options. The amounts shown in Column (e) above for stock awards are determined by multiplying the number of vested units by the per-share closing price of our common stock on the vesting date.

PENSION AND OTHER RETIREMENT PLANS

The Company maintains two primary defined-benefit pension plans covering Named Executive Officers other than Mr. Pedersen and Mr. Minicucci. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is the qualified defined-benefit employee retirement plan, and the Named Executive Officers other than Mr. Pedersen and Mr. Minicucci participate in this plan on the same general terms as other eligible employees. The Named Executive Officers other than Mr. Pedersen and Mr. Minicucci also participate in the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan").

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under the qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
Bradley D. Tilden	Salaried Retirement Plan	21.84	1,063,717	N/A
	Supplementary Retirement Plan	13.92	1,923,148	N/A
Brandon S. Pedersen(2)	Salaried Retirement Plan	N/A	N/A	N/A
	Supplementary Retirement Plan	N/A	N/A	N/A
Keith Loveless	Salaried Retirement Plan	26.42	1,501,906	N/A
	Supplementary Retirement Plan	16.57	1,748,316	N/A
Glenn S. Johnson	Salaried Retirement Plan	15.74	754,438	N/A
	Supplemental Retirement Plan	9.45	1,989,352	N/A
Benito Minicucci(2)	Salaried Retirement Plan	N/A	N/A	N/A
	Supplemental Retirement Plan	N/A	N/A	N/A
William S. Ayer	Salaried Retirement Plan	17.36	1,044,748	N/A
	Supplemental Retirement Plan	17.40	2,662,493	N/A

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2012 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 8 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2012 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) In lieu of participation in the defined-benefit plans, Mr. Pedersen and Mr. Minicucci receive a contribution to the Company's defined-contribution plans. Specifically, in lieu of participation in the Salaried Retirement Plan, Mr. Pedersen and Mr. Minicucci each receive a Company match contribution to the Alaskasaver 401(k) Plan up to 6% of their eligible wages. In lieu of the Supplementary Retirement Plan, Mr. Pedersen and Mr. Minicucci participate in the Nonqualified Deferred Compensation Plan, which is further described below.

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003. Each of the Named Executive Officers that participates in the Plan is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten complete calendar years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service (limited to 40 years). Annual benefits are computed on a straight-life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2012, this limit was $250,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2012, this limit on annual benefits was $200,000.

Supplementary Retirement Plans

In addition to the benefits described above, the Named Executive Officers other than Mr. Pedersen and Mr. Minicucci are eligible to receive retirement benefits under the Supplementary Retirement Plan. This plan is a non-qualified, unfunded, defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight-life annuity basis. In general, the monthly benefit is determined as a percentage (50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer.

This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement Plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement Plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement Plan.)

Participants in the Supplementary Retirement Plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change in control of the Company or upon termination of the participant's employment due to death or disability.

In lieu of the Supplementary Retirement plan, Mr. Pedersen and Mr. Minicucci participate in the Company's Nonqualified Deferred Compensation Plan. Under this plan, the Company contributes 10% of the officer's eligible wages, as defined in plan documents, minus the maximum legal Company contribution that the Company made, or could have made, under the Company's qualified defined-contribution plan (the Alaskasaver 401(k) Plan).

On June 20, 2011, the Board of Directors amended the Salaried Retirement Plan and the Supplementary Retirement Plan to provide that, effective January 1, 2014, both plans will be frozen so that participants in the plans will not accrue any benefits with respect to services performed or compensation earned on or after that date. The Board also amended the Nonqualified Deferred Compensation Plan so that, effective January 1, 2014, officers who previously participated in the Supplementary Retirement Plan, including Mr. Tilden, Mr. Loveless, Mr. Johnson, and Mr. Ayer, and are then employed by the Company, will be eligible to participate in the Nonqualified Deferred Compensation Plan.

2012 NONQUALIFIED DEFERRED COMPENSATION

Under the Nonqualified Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. The crediting interest rate for amounts deferred in prior years is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Participants under the plan have the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and may elect payment in a lump sum or installments.

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified deferred compensation plans during 2012, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2012.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(1) (f)
Bradley D. Tilden	—	—	—	—	—
Brandon S. Pedersen	—	—	—	—	—
Keith Loveless	282,049	—	3,524	—	301,260
Glenn S. Johnson	—	—	1,730	(104,265)	272,408
Benito Minicucci	—	—	—	—	—
William S. Ayer	—	—	687	(43,906)	194,311

(1) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is required to be included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. Because the earnings were at market rates available to other investors, these amounts were not included on the Summary Compensation Table.

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL AND TERMINATION

The Company has entered into change-in-control agreements with each of the Named Executive Officers. Under these agreements, if a change of control occurs, a three-year employment period would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change in control;
- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay incentive or the average of the executive's annual incentive payments for the three years preceding the year in which the change in control occurs;
- continue to accrue age and service credit under our qualified and non-qualified defined benefit retirement plans; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change in control.

If the executive's employment is terminated by the Company without cause or by the executive for "good reason" during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump-sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. The amount an executive would be entitled to receive would be reduced on a pro-rata basis for any time the executive worked during the employment period. (The terms "cause," "good reason" and "change in control" are each defined in the change-in-control agreements.)

In November 2007, the Compensation and Leadership Development Committee amended its policy regarding the provision of payments to executive officers for excise taxes imposed under Section 280G such that any new agreements between the Company and its executives will not include reimbursement for Section 280G excise taxes. In February 2013, the Committee further revised existing agreements to eliminate any grandfathered provisions that could have resulted in a reimbursement for Section 280G excise taxes. Therefore, none of the Company's change-in-control agreements provide for reimbursement for excise taxes.

In addition, outstanding and unvested stock options, restricted stock units and a pro-rated number of the target number of performance stock units would become vested under the terms of our equity plans. Under the 2008 Performance Incentive Plan, awards will not vest unless a termination of employment without cause or for good reason also occurs or an acquirer does not assume outstanding awards. Finally, the executive's unvested benefits under the Supplementary Retirement Plan would vest on a change in control whether or not the executive's employment was terminated. The outstanding equity awards held by the executives as of December 31, 2012 are described above under "Outstanding Equity Awards at Fiscal Year End" and each executive's accrued benefits under our retirement plans are described above under "Pension and Other Retirement Plans."

In the event the executive's employment terminates by reason of death, disability or retirement, (i) restricted stock units would become vested under the terms of our equity plans; (ii) a prorated portion of the performance stock units would vest at the conclusion of the performance period based on actual performance and the portion of the performance period in which the executive was employed; and (iii) stock options would become fully vested upon death or disability and vested to the extent they would have vested in the next three years upon retirement. Stock options would remain exercisable for three years following termination of employment or until their expiration date, whichever comes first.

In the tables below, we have estimated the potential cost to the Company of providing the benefits shown to each of our Named Executive Officers as if the executive's employment had terminated due to retirement, death or disability, or change in control on December 31, 2012. The value of accelerated vesting shown in the "Equity Acceleration" column below assumes the performance share units pay at target. As described above, except for the equity acceleration value, the amount an executive would be entitled to receive would be reduced on a pro-rata basis for any time the executive worked during the employment period.

These calculations are estimates for proxy disclosure purposes only. Actual payments may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and other factors.

Retirement

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Lifetime Airfare Benefit(4)	Equity Acceleration(5)	Excise Tax Gross-Up(6)	Total
Bradley D. Tilden	$0	$0	$0	$24,191	$4,291,968	$0	$4,316,159
Brandon S. Pedersen	$0	$0	$0	$ 0	$1,030,637	$0	$1,030,637
Keith Loveless	$0	$0	$0	$13,789	$1,587,413	$0	$1,601,202
Glenn S. Johnson	$0	$0	$0	$11,292	$2,536,078	$0	$2,547,370
Benito Minicucci	$0	$0	$0	$ 0	$2,517,707	$0	$2,517,707
William S. Ayer	$0	$0	$0	$16,467	$6,740,950	$0	$6,757,417

Death or Disability

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Lifetime Airfare Benefit(4)	Equity Acceleration(5)	Excise Tax Gross-Up(6)	Total
Bradley D. Tilden	$0	$0	$0	$24,191	$4,320,217	$0	$4,344,408
Brandon S. Pedersen	$0	$0	$0	$ 0	$1,039,926	$0	$1,039,926
Keith Loveless	$0	$0	$0	$13,789	$1,601,775	$0	$1,615,564
Glenn S. Johnson	$0	$0	$0	$11,292	$2,550,330	$0	$2,561,622
Benito Minicucci	$0	$0	$0	$ 0	$2,535,268	$0	$2,535,268
William S. Ayer	$0	$0	$0	$16,467	$6,740,950	$0	$6,757,417

Change in Control

	Cash Severance[1]	Enhanced Retirement Benefit[2]	Benefit Continuation[3]	Lifetime Airfare Benefit[4]	Equity Acceleration[5]	Excise Tax Gross-Up[6]	Total
Bradley D. Tilden	$2,926,589	$442,020	$262,512	$24,191	$5,211,065	$ 0	$8,866,377
Brandon S. Pedersen	$1,676,071	$151,858	$179,922	$ 0	$1,113,887	$827,727	$3,949,465
Keith Loveless	$2,009,414	$321,425	$175,712	$13,789	$1,680,560	$ 0	$4,200,900
Glenn S. Johnson	$2,120,978	$431,125	$174,205	$11,292	$2,680,024	$ 0	$5,417,624
Benito Minicucci	$2,035,490	$183,276	$158,179	$ 0	$2,693,690	$ 0	$5,070,635
William S. Ayer	$2,532,591	$181,554	$130,832	$16,467	$6,837,977	$ 0	$9,699,421

(1) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(2) Represents the sum of (a) except in the case of Mr. Pedersen and Mr. Minicucci, the actuarial equivalent of an additional three years of age and service credit under our qualified and non-qualified retirement plan using the executive's highest rate of salary during the preceding 12 months prior to a change in control, (b) except in the case of Mr. Pedersen and Mr. Minicucci, the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, (c) the matching contribution the executive would have received under our qualified defined-contribution plan had the executive continued to contribute the maximum allowable amount during the employment period, and (d) in the case of Mr. Pedersen and Mr. Minicucci, the contribution the executive would have received under our nonqualified defined-contribution plan had the executive continued to participate in the plan during the employment period.

(3) Represents the estimated cost of (a) 18 months of premiums under our medical, dental and vision programs, and (b) three years of continued participation in life, disability, accidental death insurance and other fringe benefit programs.

(4) All employees who retire with more than ten years of service are entitled to flight benefits on Alaska Airlines and Horizon Air. Flight benefits for the Named Executive Officers are for positive-space travel, for which the Company also provides a tax reimbursement. Messrs. Tilden, Loveless, Johnson, and Ayer qualify for these benefits under all termination scenarios. In this column, we show the present value of this benefit, calculated using a discount rate and mortality table that are the same as those used for our pension plan accounting under ASC 715-20 as of December 31, 2012, described above in the section titled "Pension and Other Retirement Benefits." Other assumptions include that the lifetime average annual usage is equal to actual average annual usage amounts in 2010 through 2012, and that the annual value of the benefit is equal to the annual incremental cost to the Company, which will be the same as the average of the incremental cost incurred to provide air travel benefits to the executive in those years as disclosed under "*All Other Compensation*" in the Summary Compensation Table.

(5) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock and performance stock unit awards that would vest upon termination of employment in the circumstances described above based on a stock price of $43.09. The value of the extended term of the options is not reflected in the table because we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change in control.

(6) In February 2013, the Committee amended its change-in-control agreements to eliminate provisions that could have resulted in a reimbursement for Section 280G excise taxes.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 22, 2013, by (a) each director and nominee, (b) each of the Company's executive officers named in the Summary Compensation Table, and (c) all executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Securities Ownership of Management

Name	Number of Shares of Common Stock Owned(1)	Options Exercisable within 60 Days	Total Shares Beneficially Owned(2)	Percent of Outstanding Shares(3)
William S. Ayer	113,780	136,380	250,160	*
Patricia M. Bedient	16,836	—	16,836	*
Marion C. Blakey	3,270	—	3,270	*
Phyllis J. Campbell	17,120	—	17,120	*
Jessie J. Knight, Jr.	19,176	—	19,176	*
R. Marc Langland	20,360	—	20,360	*
Dennis F. Madsen	11,529	—	11,529	*
Byron I. Mallott	16,524	—	16,524	*
J. Kenneth Thompson	21,936	—	21,936	*
Bradley D. Tilden	118,978	142,088	261,066	*
Eric K. Yeaman	554	—	554	*
Glenn S. Johnson	18,787	25,946	44,733	*
Keith Loveless	24,546	19,158	43,704	*
Benito Minicucci	38,158	27,800	65,958	*
Brandon S. Pedersen	14,000	25,778	39,778	*
All Company directors and executive officers as a group (20 persons)	489,566	364,210	853,776	1.2%

*Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) Plan holdings.

(2) Total beneficial ownership is determined in accordance with the rules of the SEC and represents the sum of the columns "Number of Shares of Common Stock Owned" and "Options Exercisable within 60 Days." Beneficial ownership does not include shares of common stock payable upon the vesting of restricted stock units, none of which will vest within 60 days, as follows: Mr. Tilden, 30,990; Mr. Pedersen, 13,920; Mr. Loveless, 16,740; Mr. Johnson, 18,070; Mr. Minicucci, 19,830; and Mr. Ayer, 15,645. This table also excludes shares of common stock payable upon vesting of performance stock units, none of which will vest within the next 60 days of the record date, and which are described in the *"2012 Grants of Plan Based Awards"* table.

Total shares beneficially owned reported for non-employee directors also include common shares to be issued upon the director's resignation from the Board. The aggregate number of deferred stock units granted to date: Ms. Bedient, 10,672; Ms. Blakey, 3,270; Ms. Campbell, 10,672; Mr. Knight, 10,672; Mr. Langland, 10,672; Mr. Madsen, 10,672; Mr. Mallott, 10,672; Mr. Thompson, 10,672, and Mr. Yeaman, 554.

(3) We determined applicable percentage ownership based on 70,616,103 shares of our common stock outstanding as of March 22, 2013.

5% or More Beneficial Owners

The table below identifies those persons known by us to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of March 22, 2013.

Beneficial Owner Name and Address	Number of Shares Owned	Percent of Outstanding Shares [1]
BlackRock, Inc. [2] 40 East 52nd Street New York, NY 10022	5,815,957	8.23%
The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	4,439,644	6.28%
Renaissance Technologies LLC [4] 800 Third Avenue New York, NY 10022	4,216,100	5.97%
PAR Capital Management, Inc. [5] One International Place, Suite 2041 Boston, MA 02110	4,143,000	5.86%
T. Rowe Price Associates, Inc. [6] 100 E. Pratt Street Baltimore, MD 21202	3,993,510	5.65%
PRIMECAP Management Company [7] 225 South Lake Ave. #400 Pasadena, CA 91101	3,620,500	5.12%

(1) We determine applicable percentage ownership based on more than 70,616,103 shares of our common stock outstanding as of March 22, 2012.

(2) A Schedule 13G/A filed on February 4, 2013 by BlackRock, Inc. reported sole voting power and sole dispositive power over all 5,815,957 shares.

(3) A Schedule 13G/A filed on February 20, 2013 by the Vanguard Group, Inc. reported sole voting power over 98,238 shares and sole dispositive power over 4,342,606 shares.

(4) A Schedule 13G/A filed on February 12, 2013 by Renaissance Technologies Holding Corporation ("RTHC") reported sole voting power over 4,196,000 shares and sole dispositive power over 4,213,600 shares.

(5) A Schedule 13G/A filed jointly on February 14, 2013 by PAR Investment Partners, L.P., PAR Group, L.P., and PAR Capital Management, Inc. reported sole voting power and sole dispositive power over all 4,143,000 shares.

(6) A Schedule 13G/A filed on February 14, 2013 by T. Rowe Price Associates, Inc. reported sole voting power over 1,307,210 shares and sole dispositive power over all 3,993,510 shares.

(7) A Schedule 13G/A filed on February 9, 2013 by PRIMECAP Management Company reported solve voting power over 437,600 shares and sole dispositive power over all 3,620,500 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this Proxy Statement any person subject to this requirement who failed to file a report on a timely basis. A Form 4 due September 18, 2012 for Mr. Mark Eliasen relating to the vesting of restricted stock units, forfeiture of shares to cover payroll taxes, and issuance of net shares, was instead filed on September 19, 2012. In addition, the Form 4s due November 9, 2012 for Mr. Keith Loveless and Mr. Glenn Johnson relating to equity awards granted on November 7, 2012, were instead filed on March 22, 2013. Except for this report on Form 4, based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2012.

Annual Report
on
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

Delaware	**91-1292054**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

19300 International Boulevard, Seattle, Washington 98188
Telephone: (206) 392-5040

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of January 31, 2013, shares of common stock outstanding totaled 70,341,799. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 30, 2012, was approximately $2.5 billion (based on the closing price of $35.90 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Definitive Proxy Statement relating to 2013 Annual Meeting of Shareholders are incorporated by reference in Part III.

ALASKA AIR GROUP, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," the "Company," "our," "we" and "us," refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as "Alaska" and "Horizon," respectively, and together as our "airlines."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors." Please consider our forward-looking statements in light of those risks as you read this report.

PART I

ITEM 1. OUR BUSINESS

Alaska Air Group operates Alaska Airlines and Horizon Air, which together with its partner regional airlines, serve 95 cities through an expansive network in Alaska, the Lower 48, Hawaii, Canada and Mexico. During 2012, we carried 26 million passengers while earning record full-year adjusted earnings of $339 million.

Our objective is to be one of the most respected domestic airlines by our customers, employees, and shareholders. We believe our success depends on our ability to provide safe air transportation, develop relationships with customers by providing exceptional customer service, and maintain a competitive cost structure to increase our profitability, provide low fares and grow our network. Over the past decade, we have worked to transform our company to achieve these objectives. In 2012, Alaska Airlines ranked "Highest in Customer Satisfaction among Traditional Network Carriers" by J.D. Power and Associates for the fifth year in a row. For the ninth consecutive year, we have reported an adjusted annual profit, allowing us to strengthen our balance sheet and achieve an after-tax return on invested capital of 13% in 2012, surpassing our 10% goal for the third year in a row. In addition, over the past decade, we have diversified our network to better respond to the seasonality in our business and provide more destinations for our customers. As we look to the future, we will build on the success of the past few years by executing our strategic plan—the Five Focus Areas:

Safety and Compliance

We have an unwavering commitment to run a safe and compliant operation, and we will not compromise this commitment in the pursuit of other initiatives. Alaska and Horizon, in coordination with the FAA, began implementing a Safety Management System to better identify and manage risk. Both airlines achieved Level One certification in 2012 and plan to achieve Level Two certification in 2013.

People Focus

While aircraft and technology enable us to provide air transportation, we recognize this is fundamentally a people business and our success depends on our employees. Strengthening our "small company feel" will allow our employees to execute as a united team on the frontlines and behind the scenes. All Air Group employees have attended or will soon attend our Flight Path program, a one-day workshop to share the future vision for our company. In addition, all employees participate in the Performance-Based Pay (PBP) and Operational Performance Rewards (OPR) programs, which encourage employees to work together to achieve metrics related to safety, profitability, low costs and customer satisfaction. Over the last four years, our incentive programs have paid out over $325 million.

Hassle-Free Customer Experience

We want to be the easiest airline to fly, which we will do by improving each step of the customer's journey from booking a ticket to our in-flight experience. During 2012, we launched a new mobile website, m.alaskaair.com, which provides customers quick and easy access to important travel information from any handheld mobile device or tablet, including the ability to purchase tickets, track flight details, check-in, get mobile boarding passes, and view optional upgrades. After the successful launch of booking on our mobile website, we upgraded our Android app in December 2012 and iPhone app in January 2013 to allow our customers to book tickets using our apps. We introduced self-bag tagging to four locations in 2012, which allows customers to print and attach their own luggage tags from a self-service kiosk in the airport lobby or, as part of a pilot program, at home during web check-in. The Transportation Security Administration (TSA) launched their Pre-Check Program in 17 of our locations, which allows eligible customers to opt-in for reduced screening requirements. As passengers take more control of their travel experience, we are able to reduce the time it takes a customer to move from the airport curb to the aircraft.

We have also made improvements to our airport gate areas. At Los Angeles International Airport (LAX), Alaska moved to a newly renovated Terminal 6, which includes our Airport of the Future design, new common use systems, additional gates, and convenient connections with international flights. At Seattle-Tacoma International Airport (Sea-Tac), the Port of Seattle Commission gave final design authorization to renovate the North Satellite to better serve passengers and consolidate our operations. The project will include modernizing facilities, enhanced traveler amenities, adding three gates, and building a new roof-top Boardroom. We also enhanced the customer experience by adding more power outlets to gate areas at six airport locations. We expect construction on this project to commence in late 2013.

We continued to improve our in-flight experience by taking delivery of our first B737 aircraft with the Boeing Sky Interior. The interior includes variable ambient cabin lighting, larger window recesses, and overhead bins which provide more headroom, all designed to offer a greater sense of space. All future B737 aircraft deliveries will include the Boeing Sky Interior.

Energetic and Compelling Brand

We are fortunate to have high brand awareness and customer loyalty in the Pacific Northwest and Alaska. For us to keep growing in new markets like California, Hawaii and cities in the mid-continental and eastern U.S., we believe we must better understand what is important to our new customers, and position our brand appropriately to help differentiate us from the competition. We use our brand and technology to develop more direct relationships with our customers through more personalized marketing. Our website, alaskaair.com, is tailored to each customer based on their location and viewing history. In 2012, approximately 54% of our ticket sales were made through alaskaair.com and our goal is 60% in 2013. Similarly, our email marketing is highly targeted and personalized by allowing customers to choose which types of messages they want to receive, such as fare sale, new markets, offers from partner airlines and monthly Mileage Plan activity. As a result, we increase ticket sales and reduce our ticket distribution costs by providing the right marketing messages to the right people at the right time.

We use social platforms, such as Facebook and Twitter, to give customers a new way to connect with our brand and provide exceptional customer service throughout their journey. In 2012, our Facebook fans grew by 47% and our Twitter followers increased 38%. And as we expand our network, we are dedicated to becoming part of the communities we serve. In 2012, employees participated in over 235 community events, including the "Spirit of the Islands" paint-the-plane contest with the winning artwork adorning one of our B737-800 aircraft. We also sponsor a number of local teams in the cities we serve, such as the Seattle Mariners and Portland Timbers.

Low Fares, Low Costs and Network Growth

In order to profitably provide low fares to our customers while returning value to our shareholders, we believe we must maintain a competitive cost structure. In 2012, we lowered our unit costs, excluding fuel, by 0.8% on a consolidated basis, representing the 10th such annual reduction out of the past 11 years. We achieved this through a continued focus on productivity. In 2012, we increased employee productivity by 3.5% and will continue to focus on that metric through several tools as we leverage growth. We also continue to reduce fuel costs by flying fuel-efficient aircraft, which have reduced our fuel burn as measured by available seat miles flown per gallon by 13.4% over the last five years, and by decreasing our exposure to the volatility of jet fuel prices through our fuel hedge program. Looking forward, we have committed to purchasing 34 737-900ER and 37 737 MAX aircraft, with deliveries in 2013 to 2022, to position us for growth and ensure we will continue to operate the quietest and most fuel-efficient aircraft available for the foreseeable future.

In 2012, we added 21 new markets to our network and exited six as we continued to better match supply with demand. We diversified our network further to offer more utility to our customers by adding flights to Hawaii and expanding to cities in the mid-continental and eastern U.S., such as Kansas City, San Antonio, and Philadelphia. We will also add new routes from Seattle to Salt Lake City and San Diego to Boston and Lihue in 2013.

AIR GROUP

Alaska Air Group is a Delaware corporation incorporated in 1985 and the holding company of Alaska Airlines and Horizon Air. Although Alaska and Horizon both operate as airlines, their business plans, competition, and economic risks differ substantially. Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. Horizon Air Industries is a Washington corporation that first began service and was incorporated in 1981. Horizon was acquired by Air Group in 1986. Alaska operates a fleet of passenger jets (mainline) and contracts with Horizon, SkyWest Airlines, Inc. (SkyWest) and Peninsula Airways, Inc. (PenAir) for regional capacity under which Alaska receives all passenger revenue from those flights. Horizon operates a fleet of turboprop aircraft and sells all of its capacity to Alaska pursuant to a capacity purchase arrangement.

We attempt to deploy aircraft into the network in a way that best optimizes our revenues and profitability, reduces our seasonality, and takes advantage of demand in areas where other carriers have either exited or don't have the ability to serve.

The percentage of our capacity by market is as follows:

	2012	2011	2010	2009	2008
West Coast	35%	37%	41%	45%	48%
Alaska	17%	18%	19%	20%	20%
Transcon/midcon	19%	19%	19%	17%	18%
Hawaii	20%	16%	11%	7%	4%
Mexico	7%	9%	8%	8%	7%
Canada	2%	1%	2%	3%	3%
Total	100%	100%	100%	100%	100%

MAINLINE

We offer extensive north/south service within the western U.S., Canada and Mexico, and passenger and dedicated cargo services to and within the state of Alaska. We also provide long-haul east/west service to Hawaii and 17 cities in the mid-continental and eastern U.S., primarily from Seattle, where we have our largest concentration of departures; although we do offer long-haul departures from other cities as well.

In 2012, we carried 19 million revenue passengers in our mainline operations, and we carry more passengers between Alaska and the U.S. mainland than any other airline. Based on the number of passengers carried in 2012, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2012 revenues, the leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, Seattle-Las Vegas, and Seattle-San Diego. At December 31, 2012, Alaska's operating fleet consisted of 124 Boeing 737 jet aircraft, compared to 117 aircraft as of December 31, 2011.

The percentage of mainline passenger traffic by market and average stage length is presented below:

	2012	2011	2010	2009	2008
West Coast	29%	31%	33%	36%	40%
Within Alaska and between Alaska and the U.S. mainland	16%	17%	19%	21%	21%
Transcon/midcon	22%	22%	24%	23%	22%
Hawaii	23%	19%	14%	9%	5%
Mexico	8%	9%	8%	9%	9%
Canada	2%	2%	2%	2%	3%
Total	100%	100%	100%	100%	100%
Average Stage Length	1,161	1,114	1,085	1,034	979

REGIONAL

Our regional operations consists of flights operated by Horizon, SkyWest and Penair. In 2012, our regional operations carried approximately 7 million revenue passengers, primarily in the states of Washington, Oregon, Idaho and California. Horizon is the largest regional airline in the Pacific Northwest and represented over 90% of Air Group's regional revenue passengers during 2012, 2011, and 2010, respectively.

Based on 2012 passenger enplanements on regional aircraft, our leading airports are Seattle and Portland. Based on revenues in 2012, our leading nonstop routes are Seattle-Portland, Seattle-Spokane, and Seattle-Boise. At December 31, 2012, Horizon's operating fleet consisted of 48 Bombardier Q400 turboprop aircraft. Horizon flights are listed under Alaska's designator code in airline reservation systems, and in all customer-facing locations.

The percentage of regional passenger traffic by market and average stage length is presented below:

	2012	2011	2010	2009	2008
West Coast	69%	67%	70%	70%	72%
Pacific Northwest	20%	21%	19%	20%	18%
Canada	8%	8%	8%	7%	8%
Within Alaska	2%	2%	2%	2%	2%
Mexico	1%	2%	1%	1%	—
Total	100%	100%	100%	100%	100%
Average Stage Length	294	309	333	327	322

INDUSTRY CONDITIONS, COMPETITION, AND ALLIANCES

GENERAL

The airline industry is highly competitive, subject to various uncertainties, and has historically been characterized by low profit margins. Uncertainties include general economic conditions, volatile fuel prices, industry instability, new competition, a largely unionized work force, the need to finance large capital expenditures and the related availability of capital, government regulation, and potential aircraft incidents. Airlines have high fixed costs, primarily for wages, aircraft fuel, aircraft ownership, and facilities rents. Because expenses of a flight do not vary significantly based on the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. In other words, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our operating and financial results. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy, current global economic and political events, and total available airline seat capacity.

In 2012, the industry continued to exercise capacity discipline due to economic uncertainty and volatile fuel prices. This allowed the industry to report stronger adjusted pretax profit margins compared to 2011.

FUEL

Our business and financial results are highly affected by the price and, potentially, the availability of aircraft fuel. The cost of aircraft fuel is volatile and outside of our control, and it can have a significant and immediate impact on our operating results. Over the past five years, aircraft fuel expense ranged from 21% to 36% of operating expenses. Fuel prices are impacted by changes in both the price of crude oil and refining margins, and can vary by region in the U.S.

The price of crude oil spiked in 2008 with a high of nearly $150 per barrel in July 2008 and dropped significantly to an average of $62 per barrel in 2009. We saw upward pressure on fuel prices again with an average crude oil price of just over $80 per barrel in 2010, $95 per barrel in 2011 and $94 per barrel in 2012. For us, a $1 per barrel increase in the price of oil equates to approximately $10 million of additional fuel cost annually. Said another way, a one-cent change in our fuel price per gallon will impact our expected annual fuel cost by approximately $4 million per year.

Refining margins, which represent the price of refining crude oil into aircraft fuel, are a smaller portion of the overall price of jet fuel, but also contributed to the overall price volatility in recent years. Refining margin prices reached a high of $45 per barrel in May 2008, before they dropped to an average price of $10 per barrel in 2009 and $14 a barrel in 2010. Refining margin prices more than doubled to $33 a barrel in 2011 and increased again to $36 a barrel in 2012.

Generally, West Coast aircraft fuel prices are somewhat higher and more volatile than prices in the Gulf Coast or on the East Coast, putting our mainline operation at a slight competitive disadvantage. Our average raw fuel cost per gallon increased 2% in 2012, 36% in 2011, and 27% in 2010.

The percentage of our aircraft fuel expense by crude and refining margins, as well as the percentage of our aircraft fuel expense of operating expenses:

	2012	2011	2010	2009	2008
Crude oil	65%	70%	79%	82%	68%
Refining margins	25%	24%	14%	13%	16%
Other (a)	10%	6%	7%	5%	16%
Total	100%	100%	100%	100%	100%
Aircraft fuel expense	35%	34%	27%	21%	36%

(a) Other includes gains and losses on settled fuel hedges, unrealized mark-to-market fuel hedge gains or losses, taxes and other into-plane costs.

We use crude oil call options and jet fuel refining margin swap contracts as hedges to decrease our exposure to the volatility of jet fuel prices. Both call options and swaps effectively cap our pricing for the crude oil and refining margin components, limiting our exposure to increasing fuel prices for about half of our planned fuel consumption. With the call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts. The swap contracts do not require an upfront premium, but do expose us to future cash outlays in the event actual prices are below the swap price during the hedge period.

We believe that operating fuel-efficient aircraft is the best hedge against high fuel prices. Alaska operates an all-Boeing 737 fleet and Horizon operates an all-Q400 turboprop fleet. Alaska's fuel burn expressed in available seat miles flown per gallon (ASMs/g) improved from 72.6 ASMs/g in 2008 to 76.6 ASMs/g in 2012. These reductions have not only reduced our fuel cost, but also the amount of greenhouse gases and other pollutants that our operations emit.

COMPETITION

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation,
- fares,
- non-ticket fees,
- flight schedules,
- customer service,
- routes served,
- frequent flier programs,
- on-time arrivals,
- baggage handling,
- on-board amenities,
- type of aircraft, and
- codesharing relationships.

We compete with one or more domestic or foreign airlines on most of our routes, including both major legacy carriers and low-cost carriers. Due to its short-haul markets, our regional operations occasionally compete with ground transportation in many markets. Both carriers, to some extent, also compete with technology such as video conferencing and internet-based meeting tools that have changed the need for, or frequency of face-to-face business meetings.

ALLIANCES WITH OTHER AIRLINES

We have marketing alliances with a number of airlines that provide reciprocal frequent flyer mileage credit and redemption privileges as well as codesharing on certain flights as shown in the table below. Alliances are an important part of our strategy and enhance our revenues by:

- offering our customers more travel destinations and better mileage credit/ redemption opportunities;
- giving our Mileage Plan program a competitive advantage because of our partnership with carriers from two of the three major global alliances (Oneworld and Skyteam);
- giving us access to more connecting traffic from other airlines; and
- providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and its regional affiliates while earning mileage credit in our partners' programs.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation. American Airlines and Delta Air Lines are our primary codeshare partners. They participate in two of the three major global alliances.

Our marketing alliances with other airlines are as follows:

	Frequent Flyer Agreement	Codeshare—Alaska Flight # on Flights Operated by Other Airline	Codeshare—Other Airline Flight # on Flights Operated by Alaska / Horizon / SkyWest
Major U.S. or International Airlines			
Aeromexico (a)	Yes	No	Yes
American Airlines/ American Eagle	Yes	Yes	Yes
Air France	Yes	No	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	Yes
Delta Air Lines (b)	Yes	Yes	Yes
Emirates	Yes	No	No
Icelandair	Yes	No	Yes
KLM	Yes	No	Yes
Korean Air	Yes	No	Yes
Lan S.A.	Yes	No	Yes
Air Pacific (c)	Yes	No	Yes
Qantas	Yes	No	Yes
Regional Airlines			
SkyWest (c)	Yes	Yes	No
Era Alaska	Yes	Yes	No
PenAir (c)	Yes	Yes	No
Kenmore Air (c)	Yes	No	No

(a) Alaska and Aeromexico launched a new codeshare partnership in December 2012, and plan to commence a reciprocal frequent flyer partnership by March 31, 2013.

(b) Alaska has codeshare agreements with the Delta Connection carriers SkyWest, ExpressJet, Pinnacle, and Compass as part of its agreement with Delta.

(c) These airlines do not have their own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on these airlines' route systems.

TICKET DISTRIBUTION

Airline tickets are distributed through three primary channels:

- *Alaskaair.com:* It is less expensive for us to sell through this direct channel and, as a result, we continue to take steps to drive more business to our website. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly.
- *Traditional and online travel agencies:* Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee that is charged to the airline. Many of our large corporate customers require us to use these agencies. Some of our competitors do not use this distribution channel and, as a result, have lower ticket distribution costs.
- *Reservation call centers:* These call centers are located in Phoenix, AZ, Kent, WA, and Boise, ID. We generally charge a $15 fee for booking reservations through these call centers.

Our sales by channel are as follows:

	2012	2011	2010	2009	2008
Alaskaair.com	54%	51%	48%	45%	48%
Traditional agencies	27%	28%	28%	32%	28%
Online travel agencies	13%	13%	15%	11%	14%
Reservation call centers	6%	8%	9%	12%	10%
Total	100%	100%	100%	100%	100%

SEASONALITY AND OTHER FACTORS

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our profitability is generally lowest during the first and fourth quarters due principally to lower traffic. Profitability typically increases in the second quarter and then reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska. However, we have taken steps over the past few years to better respond to the seasonality of our operations by adding flights to leisure destinations, like Hawaii, and expanding to cities in the mid-continental and eastern U.S.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- general economic conditions and resulting changes in passenger demand,
- pricing initiatives by us or our competitors,
- changes in fuel costs,
- the timing and amount of maintenance expenditures (both planned and unplanned),
- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceling flights, and reaccommodate displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions, particularly in the state of Alaska and the Pacific Northwest, than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers.

EMPLOYEES

Our business is labor intensive. As of December 31, 2012, we employed 12,932 (9,954 at Alaska and 2,978 at Horizon) active full-time and part-time employees. Wages and benefits, including variable incentive pay, represented approximately 42% and 41% of our total non-fuel operating expenses in 2012 and 2011, respectively.

Most major airlines, including ours, have employee groups that are covered by collective bargaining agreements. Airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. New entrants into the U.S. airline industry generally do not have unionized work forces, and often have lower costs and more liberal work rules. At December 31, 2012, labor unions represented 83% of Alaska's and 49% of Horizon's employees. Our relations with our U.S. labor organizations are governed by the Railway Labor Act (RLA). Under this act, collective bargaining agreements do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board (NMB) to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in self-help.

Alaska's union contracts at December 31, 2012 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,452	Amendable 4/1/2013
Association of Flight Attendants (AFA)	Flight attendants	2,987	In Negotiations
International Association of Machinists and Aerospace Workers (IAM)	Ramp service and stock clerks	573	Amendable 7/19/2018
IAM	Clerical, office and passenger service	2,496	Amendable 1/1/2014
Aircraft Mechanics Fraternal Association (AMFA)	Mechanics, inspectors and cleaners	624	Amendable 10/17/2016
Mexico Workers Association of Air Transport	Mexico airport personnel	83	Amendable 9/1/2013
Transport Workers Union of America (TWU)	Dispatchers	39	Amendable 3/24/2015

Horizon's union contracts at December 31, 2012 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	550	Amendable 12/11/2018
AFA	Flight attendants	505	In Negotiations
IBT	Mechanics and related classifications	298	Amendable 12/16/2014
TWU	Dispatchers	18	Amendable 8/26/2014
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	46	Amendable 2/14/2016
IAM	Maintenance Stores	34	In Negotiations

EXECUTIVE OFFICERS

The executive officers of Alaska Air Group, Inc. and executive officers of Alaska and Horizon who have significant decision-making responsibilities, their positions and their respective ages are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
Bradley Tilden	President and Chief Executive Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc. and Chief Executive Officer of Horizon Air Industries, Inc.	52	1994
Glenn Johnson	Executive Vice President of Alaska Air Group, Inc. and President of Horizon Air Industries, Inc.	54	1991
Keith Loveless	Executive Vice President, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	56	1996
Benito Minicucci	Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc.	46	2004
Brandon Pedersen	Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	46	2003

Mr. Tilden joined Alaska Airlines in 1991, became Controller of Alaska Air Group and Alaska Airlines in 1994, Chief Financial Officer in February 2000, Executive Vice President/Finance and Chief Financial Officer in January 2002, Executive Vice President/Finance and Planning in 2007, and President of Alaska Airlines in December 2008. He is a member of Air Group's Management Executive Committee and was elected to the Air Group Board in 2010. He was elected Chief Executive Officer of Alaska Air Group, Alaska Airlines and Horizon Air Industries in May 2012.

Mr. Johnson joined Alaska Airlines in 1982, became Vice President/Controller and Treasurer of Horizon Air Industries in 1991 and Vice President/Customer Services in 2002. He returned to Alaska Airlines in 2003 where he has served in several roles, including Vice President/ Finance and Controller and Vice President/ Finance and Treasurer. He served as Senior Vice President/Customer Service – Airports from January 2006 through April 2007 and in April 2007, he was elected Executive Vice President/ Airports and Maintenance and Engineering. He was elected Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in December 2008. He was elected President of Horizon Air Industries in June 2010. He was elected Executive Vice President Alaska Air Group in November 2012. He is a member of Air Group's Management Executive Committee.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines. He was elected Executive Vice President Alaska Air Group in November 2012. He is a member of Air Group's Management Executive Committee.

Mr. Minicucci joined Alaska Airlines in 2004 as Staff Vice President of Maintenance and Engineering and was promoted to Vice President of Seattle Operations in June 2008. He was elected Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines in December 2008. He is a member of Air Group's Management Executive Committee.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006. He was elected Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in June 2010. He is a member of Air Group's Management Executive Committee.

REGULATION

GENERAL

The airline industry is highly regulated. The Department of Transportation (DOT), the Federal Aviation Administration (FAA) and the Transportation Security Administration (TSA) exercise significant regulatory authority over air carriers.

- *DOT:* In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. Certificates do not expire, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificates. While airlines are permitted to establish their own fares without governmental regulation, the DOT has jurisdiction over the approval of international codeshare agreements, marketing alliance agreements between major domestic carriers, international and some domestic route authorities, Essential Air Service market subsidies, carrier liability for personal or property damage, and certain airport rates and charges disputes. International treaties may also contain restrictions or requirements for flying outside of the U.S. and impose different carrier liability limits than those applicable to domestic flights. The DOT has recently been active in implementing a variety of "passenger protection" regulations, covering subjects such as advertising, passenger communications, denied boarding compensation and tarmac delay response. Beginning January 2012, we began adhering to the DOT's full-fare advertising rule, which requires quoted fares to include all applicable government taxes and fees. International fares and rates are subject to the jurisdiction of the governments of the foreign countries we serve. Beginning in July 2012, DOT rules stipulated that airlines must charge passengers the same checked baggage fee on all legs of a journey covered by a single ticket, even if the passenger's journey involves flights on multiple carriers with different checked baggage fees.
- *FAA:* The FAA, through Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations we have established, and the FAA has approved, our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be incorporated into our aircraft maintenance program and operations. All airlines are subject to enforcement actions that are brought by the FAA from time to time for alleged violations of FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate. New FAA rules regarding pilot flight time, duty period and rest came into effect in 2012. The rule limits flight time to eight to nine hours and duty period to nine to 14 hours. In addition, the rule requires 10-hour minimum rest periods prior to the duty period and at least 30 consecutive hours free from duty on a weekly basis. The rule also places 28-day and annual limits on actual flight time.
- *TSA:* Airlines serving the U.S. must operate a TSA-approved Aircraft Operator Standard Security Program (AOSSP), and comply with TSA Security Directives (SDs) and regulations. Airlines are subject to enforcement actions that are brought by the TSA from time to time for alleged violations of the AOSSP, SDs or security regulations. We are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate. Under TSA authority, we are also required to collect a

September 11 Security Fee of $2.50 per enplanement from passengers and remit that sum to the government to fund aviation security measures. Carriers also pay the TSA a security infrastructure fee to cover passenger and property screening costs. These security infrastructure fees amounted to $13 million each year in 2012, 2011 and 2010.

The Department of Justice and DOT have jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

ENVIRONMENTAL AND OCCUPATIONAL SAFETY MATTERS

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, Superfund Amendments and Reauthorization Act, and the Oil Pollution Control Act. We are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency, OSHA, and other federal agencies have been authorized to create and enforce regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations. We maintain our safety, health and environmental programs in order to meet or exceed these requirements.

We expect there will be legislation in the future to reduce carbon and other greenhouse gas emissions. Alaska and Horizon have transitioned to more fuel-efficient aircraft fleets, thereby greatly reducing our total emissions.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have established aircraft noise reduction programs, including the imposition of nighttime curfews. We believe we have sufficient scheduling flexibility to accommodate local noise restrictions.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

INSURANCE

We carry Airline Hull, Spares and Comprehensive Legal Liability Insurance in amounts and of the type generally consistent with industry practice to cover damage to aircraft, spare parts and spare engines, as well as bodily injury and property damage to passengers and third parties. Since the September 11, 2001 attacks, this insurance program excludes coverage for War and Allied Perils, including hijacking, terrorism, malicious acts, strikes, riots, civil commotion and other identified perils. So, like other airlines, the company has purchased war risk coverage for such events through the U.S. government.

We believe that our emphasis on safety and our state-of-the-art flight deck safety technology help to control the cost of aviation insurance.

WHERE YOU CAN FIND MORE INFORMATION

Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available on our website at *www.alaskaair.com,* free of charge, as soon as reasonably practicable after the electronic filing of these reports with the Securities and Exchange Commission. The information contained on our website is not a part of this annual report on Form 10-K.

ITEM 1A. RISK FACTORS

If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. We operate in a continually changing business environment. In this environment, new risks may emerge and already identified risks may vary significantly in terms of impact and likelihood of occurrence. Management cannot predict such developments, nor can it assess the impact, if any, on our business of such new risk factors or of events described in any forward-looking statements.

We have adopted an enterprise wide Risk Analysis and Oversight Program designed to identify the various risks faced by the organization, assign responsibility for managing those risks to individual executives as well as align these risks with Board oversight. These enterprise-level identified risks have been aligned to the risk factors discussed below.

SAFETY, COMPLIANCE AND OPERATIONAL EXCELLENCE

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft or an aircraft operated by one of our codeshare partners or CPA carriers could involve a significant loss of life and result in a loss of confidence in our airlines by the flying public and/or aviation authorities. We could experience significant claims from injured passengers, by-standers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. We maintain liability insurance in amounts and of the type generally consistent with industry practice, as do our codeshare partners and CPA carriers. However, the amount of such coverage may not be adequate to fully cover all claims and we may be forced to bear substantial economic losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our aircraft, could cause a public perception that our airlines or the equipment they fly are less safe or reliable than other transportation alternatives, which would harm our business.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. DOT, the TSA and the FAA have issued regulations that have required significant expenditures relating to the maintenance and operation of airlines and establishment of consumer protections. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry, including our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields as a result of a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting, telecommunication systems, and information technology infrastructure and services. As part of our cost-reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future, especially since we rely on timely and effective third-party performance in conjunction with many of our technology-related initiatives. In addition, in recent years, Alaska and Horizon have subcontracted their heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Even though we strive to formalize agreements with these vendors that define expected service levels, our use of outside vendors increases our exposure to several risks. In the event that one or more vendors go into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of our vendors fails to perform adequately, we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force us to renegotiate existing agreements on less favorable terms. These events could result in disruptions in our operations or increases in our cost structure.

Our operations are often affected by factors beyond our control, including delays, cancellations, and other conditions, which could harm our business, financial condition and results of operations.

Like other airlines, our operations often are affected by delays, cancellations and other conditions caused by factors largely beyond our control.

Other conditions that might impact our operations include:

- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions;

- increased security measures or breaches in security;
- international or domestic conflicts or terrorist activity; and
- other changes in business conditions.

Due to our concentration of flights in the Pacific Northwest and Alaska, we believe a large portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. A general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

STRATEGY

The airline industry is highly competitive. If we cannot successfully compete in the marketplace, our business, financial condition and operating results will be materially adversely affected.

We face significant competition with respect to routes, services, and fares. Some of our competitors have lower costs than we do and compete directly against us in our markets. We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while achieving acceptable profit margins and return on capital. If we are unable to reduce our costs over the long-term and achieve sustained targeted return on invested capital, we will likely not be able to grow our business in the future or weather industry downturns and therefore our financial results may suffer.

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles, Hawaii and Anchorage. A significant portion of our flights occur to and from our Seattle hub. In 2012, passengers to and from Seattle accounted for 61% of our total passengers.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business could be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

Economic uncertainty or another recession would likely impact demand for our product and could harm our financial condition and results of operations.

The recent U.S. and global economic recession resulted in a decline in demand for air travel. While some economic indicators are showing signs of growth, unemployment remains high in some of our key markets. Given that the strength of the U.S. and global economies have an impact on the demand for air travel, a long-term economic slump could result in a need to adjust our capacity plans, which could harm our business, financial condition and results of operations.

We are dependent on a limited number of suppliers for aircraft and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many aircraft parts. Horizon is similarly dependent on Bombardier. Additionally, each carrier is dependent on sole suppliers for aircraft engines. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including, but not limited to, American Airlines and Delta Air Lines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights through bankruptcy, consolidation, or otherwise, could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage.

INFORMATION TECHNOLOGY

We rely heavily on automated systems to operate our business, and a failure to invest in new technology, or a disruption of our current systems or their operators could harm our business.

We depend on automated systems to operate our business, including our airline reservation system, our telecommunication systems, our website, our maintenance systems, our check-in kiosks, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets and the majority of our customers check in using our website or our airport kiosks. We depend on our reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, we must continue to invest in new technology to ensure that our website, reservation system, and check-in systems are able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures or service disruptions could reduce the attractiveness of our services and cause our customers to do business with another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruptions, untimely recovery, or a breach of these systems could result in the loss of important data, an increase of our expenses, an impact on our operational performance, or a possible temporary cessation of our operations.

If we do not maintain the privacy and security of our information, we could damage our reputation and incur substantial legal and regulatory costs.

We accept, store, and transmit information about our customers, our employees, our business partners and our business. In addition, we frequently rely on third-party hosting sites and data processors, including cloud providers. Our sensitive information relies on secure transmission over public and private networks. A compromise of our systems, the security of our infrastructure, or those of other business partners that result in our information being accessed or stolen by unauthorized persons could adversely affect our operations and our reputation.

FINANCIAL CONDITION AND FINANCIAL MARKETS

Our business, financial condition, and results of operations are substantially exposed to the volatility of jet fuel prices. Increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 35%, 34% and 27% of total operating expenses for the years ended 2012, 2011 and 2010, respectively. Future increases in the price of jet fuel may harm our business, financial condition and results of operations, unless we are able to increase fares or add additional ancillary fees to attempt to recover increasing fuel costs.

The outcome of the resolution process, and any subsequent challenge, through which new lease terms at Sea-Tac will be set cannot be predicted with certainty.

Our lease with the Port of Seattle for terminal space at Seattle-Tacoma International Airport expired on December 31, 2012. Negotiations for a new lease have thus far been unsuccessful. Absent a negotiated lease, federal law requires the Port to set new rates by means of a resolution. The Company and other Sea-Tac carriers may accept the new resolution or ask the DOT to set them aside as unreasonable under federal law. The resolution process and any subsequent challenge by us or other airlines will not interrupt our tenancy at Sea-Tac.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace.

Our defined-benefit pension plan assets are subject to market risk. If market returns are poor in the future or if interest rates used to discount our future obligation decrease, any future obligation to make additional cash contributions in accordance with the Pension Protection Act of 2006 could increase and harm our liquidity. Poor market returns or low interest rates could lead to higher pension expense in our consolidated statements of operations. The calculation of pension expense is dependent on many assumptions that are more fully described in "Critical Accounting Estimates" and Note 1 to our consolidated financial statements.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

Aviation insurers could increase their premiums in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull and liability war risk insurance provided by the government is currently mandated through December 31, 2013. Although the government may again extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods. Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

BRAND AND REPUTATION

As we evolve our brand to appeal to a changing demographic and grow into new markets, we will engage in strategic initiatives that may not be favorably received by all Customers.

We continue to focus on strategic initiatives designed to increase our brand appeal to a diverse and evolving demographic of airline travelers. These efforts could include significant improvements to our in-airport and on-board environments, increasing our direct customer relationships through improvements to our purchasing portals (digital and mobile), and optimization of our customer loyalty programs.

If in pursuit of these efforts we may negatively affect our reputation with some of our existing customer base, which could result in an adverse impact on our business and financial results.

LABOR RELATIONS AND LABOR STRATEGY

A significant increase in labor costs, unsuccessful attempts to strengthen our relationships with union employees, or loss of key personnel could adversely affect our business and results of operations.

Labor costs are a significant component of our total expenses, accounting for approximately 42%, 41% and 43% of our non-fuel operating expenses in 2012, 2011 and 2010, respectively. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance if we agree to them.

As of December 31, 2012, labor unions represented approximately 83% of Alaska's and 49% of Horizon's employees. Although we have been successful in maturing communications, negotiating approaches, and other strategies to enhance workforce engagement in the Company's long-term vision, future uncertainty around open contracts could be a distraction, affecting employee focus in our business and diverting management's attention from other projects and issues.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, sustain employee engagement in the Company's strategic vision, or if we are unsuccessful at implementing succession plans for our key staff, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

AIRCRAFT

The following table describes the aircraft we operate and their average age at December 31, 2012:

Aircraft Type	Seats	Owned	Leased	Total	Average Age in Years
B737 Freighters & Combis	0/72	6	—	6	19.2
B737-400/700	124/144	17	24	41	15.1
B737-800/900/900ER	157/172/181	67	10	77	5.4
B737 Passenger Aircraft		84	34	118	8.8
Total Mainline Fleet		90	34	124	9.3
Q400	76	33	15	48	6.6
Total		123	49	172	8.5

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses future orders and options for additional aircraft.

Many of our owned aircraft secure long-term debt arrangements or collateralize our revolving credit facility. See further discussion in "Liquidity and Capital Resources."

Alaska's leased B737 aircraft have lease expiration dates between 2013 and 2021. Horizon's leased Q400 aircraft have expiration dates in 2018. Horizon also has two owned and 14 leased CRJ-700 aircraft that are subleased to third-party carriers. The head leases on the 14 leased CRJ-700 aircraft have expiration dates between 2018 and 2020. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

GROUND FACILITIES AND SERVICES

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska owns several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) near Seattle, WA. These include a multi-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and datacenter, and various other commercial office buildings, including its Seattle corporate headquarters complex. Alaska also leases a stores warehouse and additional office space in Kent, WA for its call center functions. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, AK, as well as leased call center facilities in Phoenix, AZ and Boise, ID. Alaska uses its own employees for ground handling services at most of its airports in the state of Alaska. At other airports throughout its system, those services are contracted to various third-party vendors.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland and Spokane, as well as line maintenance stations in Boise, Bellingham, Eugene, San Jose, Medford, Redmond, Seattle, and Spokane.

ITEM 3. LEGAL PROCEEDINGS

We are a party to routine litigation matters incidental to our business. Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2012, there were 70,376,543 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 2,921 shareholders of record. We have not paid dividends on the common stock since 1992 and have no plans to do so in the immediate future. Our common stock is listed on the New York Stock Exchange (symbol: ALK). The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange:

	2012		2011	
	High	Low	High	Low
First Quarter	**$39.77**	**$33.69**	$32.50	$28.08
Second Quarter	**36.62**	**31.29**	35.04	29.50
Third Quarter	**38.46**	**32.69**	35.31	25.90
Fourth Quarter	**45.15**	**34.57**	38.57	25.55

On February 15, 2012, the board of directors declared a two-for-one split of the Company's common stock by means of a stock distribution. The additional shares were distributed on March 16, 2012, to the shareholders of record on March 2, 2012. The stock split increased the Company's outstanding shares from approximately 36 million shares to about 71 million shares. Our historical outstanding shares were recast upon the distribution.

SALES OF NON-REGISTERED SECURITIES

None

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs	Maximum remaining dollar value of shares that can be purchased under the plan
October 1, 2012 – October 31, 2012	12,000	$38.03	12,000	
November 1, 2012 – November 30, 2012	110,510	40.78	110,510	
December 1, 2012 – December 31, 2012	80,000	43.44	80,000	
Total	202,510	$41.67	202,510	$242

Purchased pursuant to a $250 million repurchase plan authorized by the Board of Directors in September 2012. The plan has no expiration date, but is expected to be completed in December 2014.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since December 31, 2007 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2007.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Alaska Air Group, Inc., the S&P 500 Index,
and the Dow Jones US Airlines Index
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
Alaska Air Group, Inc.
S&P 500
Dow Jones US Airlines

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL AND OPERATING DATA

	2012	2011	2010	2009	2008
CONSOLIDATED OPERATING RESULTS *(audited)*					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	**4,657**	4,318	3,832	3,400	3,663
Operating Expenses	**4,125**	3,869	3,361	3,133	3,835
Operating Income (Loss)	**532**	449	471	267	(172)
Nonoperating expense, net of interest capitalized (a)	**(18)**	(55)	(65)	(64)	(41)
Income (loss) before income tax	**514**	394	406	203	(213)
Net Income (Loss)	**316**	245	251	122	(136)
Average basic shares outstanding	**70.708**	71.755	71.644	71.630	72.686
Average diluted shares outstanding	**71.784**	73.421	73.571	72.308	72.686
Basic earnings (loss) per share	**4.47**	3.41	3.50	1.70	(1.87)
Diluted earnings (loss) per share	**4.40**	3.33	3.41	1.69	(1.87)
CONSOLIDATED FINANCIAL POSITION *(audited)*					
At End of Period (in millions):					
Total assets	**5,505**	5,167	5,017	4,996	4,836
Long-term debt, including current portion	**1,032**	1,307	1,534	1,855	1,841
Shareholders' equity	**1,421**	1,174	1,106	872	662
OPERATING STATISTICS *(unaudited)*					
Consolidated: (b)					
Revenue passengers (000)	**25,896**	24,790	23,334	22,320	24,199
Revenue passenger miles (RPM) (000,000) "traffic"	**27,007**	25,032	22,841	20,811	21,390
Available seat miles (ASM) (000,000) "capacity"	**31,428**	29,627	27,736	26,501	27,908
Load factor	**85.9%**	84.5%	82.4%	78.5%	76.6%
Yield	**14.92¢**	14.81¢	14.30¢	14.16¢	15.27¢
Passenger revenues per ASM (PRASM)	**12.82¢**	12.51¢	11.78¢	11.12¢	11.70¢
Operating revenues per ASM (RASM)	**14.82¢**	14.57¢	13.82¢	12.83¢	13.12¢
Operating expenses per ASM, excluding fuel and noted items (CASMex) (c)	**8.48¢**	8.55¢	8.82¢	9.20¢	8.47¢
Average number of full-time equivalent employees (FTE)	**11,955**	11,840	11,696	12,223	13,327
Mainline:					
Revenue passengers (000)	**18,526**	17,810	16,514	15,561	16,809
RPMs (000,000) "traffic"	**24,417**	22,586	20,350	18,362	18,712
ASMs (000,000) "capacity"	**28,180**	26,517	24,434	23,144	24,218
Load factor	**86.6%**	85.2%	83.3%	79.3%	77.3%
Yield	**13.45¢**	13.26¢	12.75¢	12.60¢	13.62¢
PRASM	**11.65¢**	11.29¢	10.62¢	10.00¢	10.52¢
CASMex (c)	**7.56¢**	7.60¢	7.85 ¢	8.26¢	7.49¢
Operating fleet at period-end	**124**	117	114	115	110
Regional: (d)					
Revenue passengers (000)	**7,371**	6,980	6,820	6,759	7,390
RPMs (000,000) "traffic"	**2,590**	2,446	2,491	2,449	2,678
ASMs (000,000) "capacity"	**3,247**	3,110	3,302	3,357	3,690
Load factor	**79.8%**	78.6%	75.4%	73.0%	72.6%
Yield	**28.81¢**	29.13¢	26.95¢	25.88¢	26.79¢
PRASM	**22.98¢**	22.94¢	20.33¢	18.88¢	19.44¢
Operating fleet at period-end (Horizon only)	**48**	48	54	58	59

(a) Includes capitalized interest of $18 million, $12 million, $6 million, $8 million, and $23 million for 2012, 2011, 2010, 2009, and 2008, respectively.

(b) Includes flights operated by SkyWest beginning in May 2011 and flights operated by PenAir under Capacity Purchase Agreements (CPA).

(c) See reconciliation of this measure to the most directly related GAAP measure in the "Results of Operations" section.

(d) Data presented includes information related to regional CPAs, except for operating fleet.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes. All statements in the following discussion that are not statements of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note and the risks mentioned in Part I, "Item 1A. Risk Factors." This overview summarizes the MD&A, which includes the following sections:

- *Year in Review*—highlights from 2012 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of our operations for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. Financial and statistical data is also included here. This section includes forward-looking statements regarding our view of 2013.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, and an overview of financial position.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.

YEAR IN REVIEW

Our 2012 consolidated pretax income was $514 million compared to $394 million in 2011. The $120 million improvement was primarily due to the $339 million increase in revenues, partially offset by the $161 million increase in aircraft fuel expense and $95 million increase in other operating expenses. Our improvement in revenues was primarily due to a 7.9% increase in traffic and a 0.7% increase in yield. The increase in fuel cost was driven by the 2.2% increase in raw cost per gallon on a 6.0% increase in consumption.

See "Results of Operations" below for further discussion of changes in revenues and operating expenses and our reconciliation of Non-GAAP measures to the most directly comparable GAAP measure.

Accomplishments and Highlights

Accomplishments and highlights from 2012 include:

- Reported record adjusted earnings for 2012, marking our ninth consecutive year in which we reported an adjusted profit.
- Air Group employees earned $88 million in incentive pay, or more than one-month's pay for most employees. Over the last four years, employees have earned more than $325 million in incentive pay, averaging 8% of annual pay for most employees.
- Signed an aircraft purchase agreement with The Boeing Company for 50 new 737 aircraft, including 37 of Boeing's new 737 MAX aircraft with deliveries expected in 2015 through 2022.
- Improved employee productivity by 3.5 percent compared to the fourth quarter of 2011.
- Carried a record number passengers in 2012 and achieved a record load factor of 85.9 percent, up 1.4 points from the prior year.

- Completed renovation of Terminal 6 at Los Angeles International Airport (LAX) in March, which includes the Airport of the Future design, new common use systems, additional gates and convenient connections with international flights.
- Repurchased 1,685,951 shares of common stock for approximately $60 million. Since 2007, Air Group has used $320 million to repurchase 18 million shares.
- Lowered adjusted debt-to-total capitalization ratio by 8 points to 54 percent since December 31, 2011 and by 27 points from 81 percent at the end of 2008.
- Held $1.3 billion in unrestricted cash and marketable securities as of December 31, 2012.
- Achieved trailing twelve-month return on invested capital of 13 percent, surpassing the 10 percent goal for the third year in a row.
- Contributed $110 million to the defined-benefit pension plans during 2012, bringing the total over four years to approximately $540 million, despite having no required contribution.

Awards and Recognitions

Awards and recognitions from 2012 include:

- For the fifth year in a row, Alaska Airlines ranked "Highest in Customer Satisfaction among Traditional Network Carriers" by J.D. Power and Associates.
- Received "2012 Global Vision Award" by Travel + Leisure magazine for Alaska Airlines' sustainability efforts.
- Alaska Airlines named "Best Regional Airline in North America" at the 2012 World Airline Awards.
- Alaska Airlines earned "Eco-Partnership of the Year Award" by Air Transport World magazine.
- Recognized Alaska Air Group as the 2011 Best Company in the Northwest by The Seattle Times.
- Alaska Airlines received "2012 Fly Quiet Bravo Award" by the Port of Seattle Commission.
- Won the "Platinum" award for Alaska Airlines' excellence in baggage handling from the International Air Transport Association, the first carrier in North America and only the second in the world to earn that title.

New Markets

In 2012, we added non-stop routes to our network as follows:

New Non-Stop Routes Between	Frequency (Weekly)	Start Date
San Jose to Palm Springs	Daily (Seasonal)	2/17/2012
Seattle to Kansas City	Daily	3/12/2012
Portland to Long Beach	Daily	3/12/2012
Oakland to Honolulu	Daily	4/10/2012
San Jose to Honolulu	Daily	4/10/2012
San Diego to Santa Rosa	Daily	6/4/2012
San Diego to Fresno	2x Daily	6/4/2012
San Diego to Monterey	Daily	6/4/2012
Reno to San Jose	2x Daily	6/4/2012
Portland to Bellingham	Daily (Seasonal)	6/4/2012
Portland to Bozeman	Daily (Seasonal)	6/4/2012
Portland to Santa Barbara	Daily (Seasonal)	6/4/2012
Seattle to Philadelphia	Daily	6/11/2012
Seattle to Fort Lauderdale (replaced Seattle to Miami)	Daily	7/16/2012
Portland to Pasco	Daily	8/27/2012
Portland to Washington, D.C.	Daily	8/28/2012
Seattle to San Antonio	Daily	9/17/2012
San Diego to Orlando	5x Weekly	10/11/2012
Portland to Lihue	4x Weekly (Seasonal)	11/5/2012
Bellingham to Kahului	4x Weekly (Seasonal)	11/8/2012
Anchorage to Kona	1x Weekly (Seasonal)	11/10/2012

We will also add new cities and non-stop routes in 2013 as follows:

New Non-Stop Routes Between	Frequency (Weekly)	Start Date
Seattle to Salt Lake City	Twice Daily	4/4/2013
San Diego and Boston	Daily	3/29/2013
San Diego and Lihue	Daily (Seasonal)	6/7/2013

Alliances with Other Airlines

In October 2012, Delta Air Lines announced expanded service to Asia through Seattle. Delta will add a flight between Seattle and Shanghai beginning in June 2013 and is proposing a flight between Seattle and Tokyo-Haneda to begin in March 2013. Through our existing codeshare partnership, Delta is able to connect passengers to more than 50 destinations on the Alaska route network via Seattle. Increasing international flow traffic will help support Alaska's continued capacity expansion in Seattle and beyond.

In December 2012, we announced a new code-sharing and frequent flier agreement with Aeromexico. The new agreement will allow Aeromexico and our customers the ability to connect across 45 cities around Mexico and 11 countries in Central and South America. We also announced enhanced frequent flier awards benefits with Emirates, allowing members to redeem awards for travel on each others' programs in addition to earning miles on a reciprocal basis as established when the partnership began in March 2012.

In February 2013, we announced an expansion of the existing code-share agreement with American Airlines, allowing passengers from both carriers greater access to their combined route networks. New American code on our northern California to Hawaii flights will continue to support our growth in these markets. American passengers will also find greater access to new mid- and trans-continental flights on us, helping build brand awareness and demand in many of our newest destinations. Additionally, we will code-share on 19 more American routes, including 13 new destinations to which our customers will be able to book travel through alaskaair.com.

Update on Labor Negotiations

In July 2012, our ramp and stores agents, represented by the International Association of Machinists and Aerospace Workers (IAM), ratified a six-year contract by a 91% margin before the amendable date. The contract provides for an initial wage increase of 2.5% followed by 1.5% annual increases over the six-year term, and contains important productivity improvements. It also offers both the Company and our employees the certainty that comes with a long-term deal.

In December 2012, we entered into a six-year agreement with Horizon's pilot union, represented by the International Brotherhood of Teamsters (IBT), for an extension of their contract through December 2018. The deal is mutually beneficial to both the company and our pilots and calls for a signing bonus, wage step increases and productivity gains over the term of the contract. We also ratified a three-year agreement with Horizon's station personnel in Vancouver and Victoria, represented by the National Automobile, Aerospace, Transportation and General Workers, in January 2013.

We are currently in negotiations with Alaska's and Horizon's flight attendants, represented by the Association of Flight Attendants (AFA), whose contracts became amendable in April 2012 and December 2011, respectively. In addition, we are in early discussions with Alaska's pilots, represented by the Airline Pilots Association (ALPA), whose contract is amendable in April 2013. We are also in negotiations with Horizon's maintenance store employees, represented by IAM.

Stock Repurchase

In 2012, we repurchased 1,685,951 shares of our common stock for $60 million under the share repurchase plans authorized by our Board of Directors. Since 2007, we have repurchased 18 million shares of common stock under such programs for $320 million for an average price of approximately $17 per share.

Outlook

Our primary focus every year is to run safe, compliant and reliable operations at our airlines. In addition to our primary objective, we will remain focused on providing a hassle-free experience for our customers. Specifically, we plan to enhance mobile features and expand our self-bag tagging capabilities. Additionally, as part of our strategy of enhancing our brand, we are considering ways to enhance the onboard experience, such as seats, cabin layout, seat power, and in-flight entertainment.

Our biggest concerns going forward are increased competition in our markets, particularly low-cost competitors, and our unsigned labor agreements. Our goal is to sign labor agreements prior to the amendable date to to avoid the negative impacts of prolonged negotiations and provide our employees with the long-term stability that helps promote higher customer satisfaction. To combat low-cost competitors, we took delivery of four B737-900ER aircraft in 2012 and will take delivery of an additional nine in 2013, which will provide additional efficiencies in fuel consumption and overall unit cost reductions.

Our advance bookings suggest our load factors will be up 0.5 pts in February and flat in March compared to the same periods in 2012 on an expected 8.5% increase in capacity for the first quarter of 2013.

RESULTS OF OPERATIONS

2012 COMPARED WITH 2011

Our consolidated net income for 2012 was $316 million, or $4.40 per diluted share, compared to net income of $245 million, or $3.33 per diluted share, in 2011. Significant items impacting the comparability between the periods are as follows:

- Both periods include adjustments to reflect the timing of net unrealized mark-to-market gains or losses related to our fuel hedge positions. For 2012, we recognized net mark-to-market losses of $38 million ($23 million after tax, or $0.33 per share) compared to losses of $30 million ($18 million after tax, or $0.26 per share) in 2011.
- In 2011, we incurred $39 million ($24 million after tax, of $0.33 per share) in expense as part of Horizon's fleet transition to an all Q400 fleet.

ADJUSTED (NON-GAAP) RESULTS AND PER-SHARE AMOUNTS

We believe disclosure of earnings excluding the impact of these individual charges is useful information to investors because:

- We believe it is the basis by which we are evaluated by industry analysts;
- Our results excluding these items are most often used in internal management and board reporting and decision-making;
- Our results excluding these adjustments serve as the basis for our various employee incentive plans, thus the information allows investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations;
- It is useful to monitor performance without these items as it improves a reader's ability to compare our results to those of other airlines; and
- It is consistent with how we present information in our quarterly earnings press releases.

Although we are presenting these non-GAAP amounts for the reasons above, investors and other readers should not necessarily conclude that these amounts are non-recurring, infrequent, or unusual in nature.

Excluding the mark-to-market adjustments and other special charges, our adjusted consolidated net income for 2012 was $339 million, or $4.73 per diluted share, compared to an adjusted consolidated net income of $287 million, or $3.92 per share, in 2011.

	Years Ended December 31,			
	2012		2011	
(in millions, except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS as reported	$316	$4.40	$245	$3.33
Fleet transition costs, net of tax	—	—	24	0.33
Mark-to-market fuel hedge adjustments, net of tax	23	0.33	18	0.26
Non-GAAP adjusted income and per share amounts	$339	$4.73	$287	$3.92

OPERATING STATISTICS SUMMARY (unaudited)
Alaska Air Group, Inc.

Below are operating statistics we use to measure operating performance. We often refer to unit revenues and adjusted unit costs, which is a non-GAAP measure.

	Twelve Months Ended December 31,				
	2012	**2011**	**Change**	**2010**	**Change**
Consolidated Operating Statistics: (a)					
Revenue passengers (000)	**25,896**	24,790	4.5%	23,334	6.2%
RPMs (000,000) "traffic"	**27,007**	25,032	7.9%	22,841	9.6%
ASMs (000,000) "capacity"	**31,428**	29,627	6.1%	27,736	6.8%
Load factor	**85.9%**	84.5%	1.4pts	82.4%	2.1pts
Yield	**14.92¢**	14.81¢	0.7%	14.30¢	3.6%
PRASM	**12.82¢**	12.51¢	2.5%	11.78¢	6.2%
CASM excluding fuel and fleet transition costs (a)	**8.48¢**	8.55¢	(0.8)%	8.82¢	(3.1)%
Economic fuel cost per gallon (b)	**$ 3.37**	$ 3.18	6.0%	$ 2.37	34.2%
Fuel gallons (000,000)	**422**	398	6.0%	377	5.6%
Average number of full-time equivalent employees	**11,955**	11,840	1.0%	11,696	1.2%
Mainline Operating Statistics:					
Revenue passengers (000)	**18,526**	17,810	4.0%	16,514	7.8%
RPMs (000,000) "traffic"	**24,417**	22,586	8.1%	20,350	11.0%
ASMs (000,000) "capacity"	**28,180**	26,517	6.3%	24,434	8.5%
Load factor	**86.6%**	85.2%	1.4pts	83.3%	1.9pts
Yield	**13.45¢**	13.26¢	1.4%	12.75¢	4.0%
PRASM	**11.65¢**	11.29¢	3.2%	10.62¢	6.3%
CASM excluding fuel (b)	**7.56¢**	7.60¢	(0.5)%	7.85¢	(3.2)%
Economic fuel cost per gallon (b)	**$ 3.36**	$ 3.18	5.7%	$ 2.37	34.2%
Fuel gallons (000,000)	**368**	346	6.4%	320	8.1%
Average number of full-time equivalent employees	**9,178**	8,916	2.9%	8,651	3.1%
Aircraft utilization	**10.7**	10.5	1.9%	10.0	5.0%
Average aircraft stage length	**1,161**	1,114	4.2%	1,085	2.7%
Mainline operating fleet at period-end	**124**	117	7a/c	114	3a/c
Regional Operating Statistics: (c)					
Revenue passengers (000)	**7,371**	6,980	5.6%	6,820	2.3%
RPMs (000,000) "traffic"	**2,590**	2,446	5.9%	2,491	(1.8)%
ASMs (000,000) "capacity"	**3,247**	3,110	4.4%	3,302	(5.8)%
Load factor	**79.8%**	78.6%	1.2pts	75.4%	3.2pts
Yield	**28.81¢**	29.13¢	(1.1)%	26.95¢	8.1%
PRASM	**22.98¢**	22.94¢	0.2%	20.33¢	12.8%

(a) Except for FTEs, data includes information related to regional CPA flying with Horizon, SkyWest and PenAir.
(b) See reconciliation of this measure to the most directly related GAAP measure in the "Results of Operations" section.
(c) Data presented includes information related to regional CPAs.

OPERATING REVENUES

Total operating revenues increased $339 million, or 8%, during 2012 compared to the same period in 2011. The changes are summarized in the following table:

(in millions)	Year Ended December 31, 2012	2011	% Change
Passenger			
Mainline	**$3,284**	$2,995	10
Regional	**746**	713	5
Total passenger revenue	**$4,030**	$3,708	9
Freight and mail	**111**	109	2
Other—net	**516**	501	3
Total operating revenues	**$4,657**	$4,318	8

Passenger Revenue—Mainline

Mainline passenger revenue for 2012 increased by 10% on a 6.3% increase in capacity and a 3.2% increase in PRASM compared to 2011. The increase in capacity was driven by new routes added in 2012, most of which were to and from Hawaii. The increase in PRASM was driven by a 1.4% increase in ticket yield and a 1.4-point increase in load factor compared to the prior year. The increase in yield is due to strong demand throughout the year, while the increase in load factor is due to adding more traffic in our high density markets.

Passenger Revenue—Regional

Regional passenger revenue increased by $33 million, or 5%, compared to 2011 on a 4.4% increase in capacity and flat PRASM compared to 2011. PRASM was affected by a 1.1% decrease in ticket yield, offset by a 1.2-point increase in load factor compared to the prior year. The decrease in yield is due to increased competition in certain markets, while the increase in load factor is due to better matching of supply with demand.

Freight and Mail

Freight and mail revenue increased $2 million, or 2%, primarily due to higher freight volumes and an increase in fuel and security surcharges, which offset a decrease in mail volumes.

Other—Net

Other—net revenue increased $15 million, or 3%, from 2011. This is primarily due to an increase in our Mileage Plan revenues of 7% and buy-on-board sales of 20%. Buy-on-board improved due to an increase in food sales of 24% and beverage sales of 14%. These increases were partially offset by a decrease in bag fees of 2% due to general shifts in customer behavior and our Club 49 program that launched in the fourth quarter of 2011, which waives the checked bag fee for residents in the state of Alaska who have joined the program.

OPERATING EXPENSES

Total operating expenses increased $256 million, or 7%, compared to 2011 mostly as a result of higher fuel costs. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

(in millions)	Year Ended December 31, 2012	2011	% Change
Fuel expense	**$1,459**	$1,298	12
Non-fuel expenses	**2,666**	2,571	4
Total Operating Expenses	**$4,125**	$3,869	7

Significant operating expense variances from 2011 are more fully described below.

Wages and Benefits

Wages and benefits increased during 2012 by $47 million, or 5%, compared to 2011. The primary components of wages and benefits are shown in the following table:

(in millions)	Year Ended December 31, 2012	2011	% Change
Wages	**$ 726**	$703	3
Pension and defined-contribution retirement benefits	**103**	88	17
Medical benefits	**109**	108	1
Other benefits and payroll taxes	**100**	92	9
Total wages and benefits	**$1,038**	$991	5

Wages increased 3% on a 1% increase in FTEs as a result of increased flying and higher wage rates throughout our different employee groups which have wage step increase in their contracts. The contracts with the different employee groups contain important productivity improvements, which resulted in a 3.5% increase in the number of passengers handled per FTE.

Pension and other retirement-related benefits increased 17% primarily due to a decrease in the discount rate on the future benefit obligation compared to the prior year. The impact of lower rates resulted in an increase in our pension expense.

Medical benefits increased 1% from the prior year primarily due to an increase in employee health-care claims, partially offset by a decline in post-retirement medical expense.

Other benefits and payroll taxes increased 9% from the prior year due to increased workers' compensation expense of $4 million as a result of higher loss rates in more recent claim years and increased stock-based compensation of $4 million.

We expect wages and benefits to be 6% to 7% higher in 2013 compared to 2012 on a 3% to 4% increase in FTEs, as well as inflation in medical benefits of 10%. Pension and other retirement-related benefits is expected to be flat compared to 2012.

Variable Incentive Pay

Variable incentive pay expense increased from $72 million in 2011 to $88 million in 2012. The increase is due to actual results exceeding our target results of financial and operational performance more so than in the prior year.

If we meet targets established under our Performance Based Pay and Operational Performance Rewards programs, we expect variable incentive pay will be approximately $60 million in 2013. If we exceed the targets, variable incentive pay will be higher. If we do not achieve targets, it will be lower.

Aircraft Fuel

Aircraft fuel expense includes both *raw fuel expense* (as defined below) plus the effect of mark-to-market adjustments to our fuel hedge portfolio included in our consolidated statement of operations as the value of that portfolio increases and decreases. Our aircraft fuel expense is very volatile, even between quarters, because it includes these gains or losses in the value of the underlying instrument as crude oil prices and refining margins increase or decrease. *Raw fuel expense* is defined as the price that we generally pay at the airport, or the "into-plane" price, including taxes and fees. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. *Raw fuel expense* approximates cash paid to suppliers and does not reflect the effect of our fuel hedges.

Aircraft fuel expense increased $161 million, or 12% compared to 2011. The elements of the change are illustrated in the following table:

	Year Ended December 31,			
	2012		2011	
(in millions, except for per gallon amounts)	Dollars	Cost/ Gal	Dollars	Cost/ Gal
Raw or "into-plane" fuel cost	**$1,397**	**$3.31**	$1,289	$ 3.24
(Gains) losses on settled hedges	**24**	**0.06**	(21)	(0.06)
Consolidated economic fuel expense	**$1,421**	**$3.37**	$1,268	$ 3.18
Mark-to-market fuel hedge adjustments	**38**	**0.09**	30	0.08
GAAP fuel expense	**$1,459**	**$3.46**	$1,298	$ 3.26
Fuel gallons	**422**		398	

Fuel gallons consumed increased 6.0% in line with the increase in departures and block hours.

The raw fuel price per gallon increased 2.2% as a result of higher West Coast jet fuel prices. West Coast jet fuel prices are impacted by both the price of crude oil, as well as refining margins associated with the conversion of crude oil to jet fuel. The increase in raw fuel price per gallon during 2012 was due to the increase in refining margins of 10.3%, offset by the decrease in crude oil of 1.3%, as compared to the prior year.

We also evaluate economic fuel expense, which we define as raw fuel expense adjusted for the cash we receive from, or pay to, hedge counterparties for hedges that settle during the period, and for the premium expense that we paid for those contracts. A key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. When we refer to economic fuel expense, we include gains and losses only when they are realized for those contracts that were settled during the period based on their original contract terms. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

Losses recognized for hedges that settled during the year was $24 million in 2012, compared to gains of $21 million in 2011. These amounts represent the cash received net of the premium expense recognized for those hedges.

We currently expect our economic fuel price per gallon to be approximately 3% higher in the first quarter of 2013 than the first quarter of 2012 due to the increased premium costs related to our fuel hedge program. As both oil prices and refining margins are volatile, we are unable to forecast the full-year cost with any certainty.

Aircraft Maintenance

Aircraft maintenance increased by $16 million, or 8%, compared to the prior year, primarily due to a $13 million increase in unscheduled engine removals for our Q400 aircraft and an $8 million increase related to our 737-800 aircraft related to heavier airframe checks, offset by a $12 million decrease due to lighter airframe checks for our 737-400 aircraft.

We expect aircraft maintenance to be approximately 10% higher in 2013 due to an increase in lease return costs and scheduled maintenance events for our B737 aircraft, offset by lower maintenance costs for our Q400 aircraft.

Aircraft Rent

Aircraft rent was flat compared to the prior-year period primarily due to lower rent expense for 13 fewer CRJ 700 aircraft of $3 million and three B737-400 aircraft lease extensions of $2 million, offset by additional rent expense for three B737-700 aircraft which were sold and leased back of $3 million.

We expect aircraft rent to be flat in 2013 as we intend to return six B737 aircraft in the fourth quarter of 2013.

Landing Fees and Other Rentals

Landing fees and other rentals increased $5 million, or 2%, primarily due to higher facilities rents of $5 million and increased landing fees of $4 million due to increased departures of 1.8%. These increases were partially offset by lower rents at LAX of $8 million.

We expect landing fees and other rentals to be slightly higher in 2013 due to an expected increase in departures.

Contracted Services

Contracted services increased $15 million, or 8%, primarily due to an increase in passengers of 4.5% and capacity purchase flying of $13 million related to SkyWest, which began in May 2011. Additionally, we experienced higher passenger and ramp handling of $2 million as a result of an increase in the number of flights to airports where outside vendors are used.

We expect contracted services to be higher in 2013 to handle expected growth in the number of passengers.

Selling Expenses

Selling expenses decreased by $7 million, or 4%, compared to 2011 as a result of lower fees related to debit card purchases of $4 million and flat global distribution system (GDS) fees, offset by an increase in advertising and promotional activities of $2 million.

We expect selling expense will be higher in 2013, primarily due to increased advertising and promotional activities and revenue related costs, such as credit card commissions.

Depreciation and Amortization

Depreciation and amortization increased $17 million, or 7%, compared to the prior year. This is primarily due to additional depreciation expense for the annualization of B737 aircraft and Q400 aircraft delivered in 2011, as well as the deliveries of B737 aircraft in 2012. In addition, we incurred depreciation of $6 million since we placed Terminal 6 at LAX into service in March 2012. These increases were offset by a decrease in depreciation expense for the CRJ 700 aircraft removed from the fleet in 2011 and other assets that became fully depreciated or were removed from operation.

We expect depreciation and amortization to be higher in 2013 in line with our nine aircraft deliveries and the annualization of seven aircraft deliveries in 2012.

Food and Beverage Service

Food and beverage costs increased $12 million, or 18%, from the prior year due to an increased number of passengers of 4.5%, increase in sales of buy-on-board products of 20%, the higher cost of some of our premium products served on board, and increased costs associated with food delivery.

We expect food and beverage costs to be higher in 2013 due to an anticipated increase in sales in line with an expected increase in the number of passengers.

Other Operating Expenses

Other operating expenses increased $13 million, or 6%, compared to 2011. The increase is primarily driven by higher IT and professional service costs of $8 million associated with our key initiatives and infrastructure improvements, and higher personnel non-wage costs such as hotels, meals and per diems of $7 million.

We expect other operating expenses to be higher in 2013 due to an expected increase in IT spending of approximately $20 million and higher professional service costs.

Fleet Transition and Restructuring Related Expenses

Fleet transition costs decreased $39 million, as we completed our transition to an all-Q400 fleet at Horizon in 2011.

Operating Costs per Available Seat Mile

Our operating costs per ASM (CASM) are summarized below:

	Year Ended December 31,		
	2012	**2011**	**% Change**
Consolidated:			
Total operating expenses per ASM (CASM)	**13.12¢**	13.06¢	0.5
Less the following components:			
Aircraft fuel, including hedging gains and losses	**4.64**	4.38	5.9
Fleet transition costs	**—**	0.13	NM
CASM, excluding fuel and fleet transition costs	**8.48¢**	8.55¢	(0.8)
Mainline:			
Total mainline operating expenses per ASM (CASM)	**12.09¢**	11.87¢	1.9
Less the following components:			
Aircraft fuel, including hedging gains and losses	**4.53**	4.27	6.1
CASM, excluding fuel	**7.56¢**	7.60¢	(0.5)

NM–Not Meaningful

Form 10-K

We have listed separately in the above table our fuel costs per ASM and our unit costs, excluding fuel and other noted items. These amounts are included in CASM, but for internal purposes we consistently use unit cost metrics that exclude fuel and certain special items to measure our cost-reduction progress. We believe that such analysis may be important to investors and other readers of these financial statements for the following reasons:

- By eliminating fuel expense and certain special items from our unit cost metrics, we believe that we have better visibility into the results of our non-fuel cost-reduction initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc., which are more controllable.
- CASM excluding fuel and certain special items is one of the most important measures used by management and by the Air Group Board of Directors in assessing quarterly and annual cost performance.
- CASM excluding fuel (and other items as specified in our plan documents) is an important metric for the employee incentive plan that covers all employees.
- CASM excluding fuel and certain special items is a measure commonly used by industry analysts, and we believe it is the basis by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors.
- Disclosure of the individual impact of certain noted items provides investors the ability to measure and monitor performance both with and without these special items. We believe that disclosing the impact of certain items, such as fleet transition costs, is important because it provides information on significant items that are not necessarily indicative of future performance. Industry analysts and investors consistently measure our performance without these items for better comparability between periods and among other airlines.
- Although we disclose our passenger unit revenues, we do not (nor are we able to) evaluate unit revenues excluding the impact that changes in fuel costs have had on ticket prices. Fuel expense represents a large percentage of our total operating expenses. Fluctuations in fuel prices often drive changes in unit revenues in the mid-to-long term. Although we believe it is useful to evaluate non-fuel unit costs for the reasons noted above, we would caution readers of these financial statements not to place undue reliance on unit costs excluding fuel as a measure or predictor of future profitability because of the significant impact of fuel costs on our business.

Our current expectations for capacity and operating costs per ASM are summarized below:

	Forecast Q1 2013	Change Y-O-Y	Forecast Full Year 2013	Change Y-O-Y
Consolidated:				
Capacity (ASMs in millions)	7,950 - 8,000	~8.5%	33,600 - 34,100	~7.5%
Cost per ASM excluding fuel and special items (cents)	8.79 - 8.84	flat	8.35 - 8.40	~(1)%
Mainline:				
Capacity (ASMs in millions)	7,150 - 7,200	~9%	30,150 - 30,650	~8%
Cost per ASM excluding fuel and special items (cents)	7.88 - 7.93	flat	7.50 - 7.55	~(0.5)%

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense decreased $37 million from 2011. This is due to lower interest expense of $13 million on lower average outstanding debt balances and additional capitalized interest due to higher levels of aircraft purchase deposits and capital expenditures. Additionally, we incurred pre-payment penalties of $8 million and an impairment charge of $6 million on an owned aircraft that was leased to another carrier that filed for bankruptcy protection in the prior year. The decrease was partially offset by lower interest income earned on our marketable securities portfolio.

CONSOLIDATED INCOME TAX EXPENSE

Our effective income tax rate for 2012 was 38.5% compared to 37.9% for 2011. The difference between the effective tax rates and our statutory tax rate of approximately 37.5% is due primarily to miscellaneous non-deductible expenses.

Our effective tax rate can vary significantly between quarters and for the full year, depending on the magnitude of non-deductible expenses in proportion to pretax results.

2011 COMPARED WITH 2010

Our consolidated net income for 2011 was $245 million, or $3.33 per diluted share, compared to net income of $251 million, or $3.41 per diluted share, in 2010. Significant items impacting the comparability between the periods were as follows:

- Both periods included adjustments to reflect the timing of net unrealized mark-to-market gains or losses related to our fuel hedge positions. For 2011, we recognized net mark-to-market losses of $30 million ($18 million after tax, or $0.26 per share) compared to losses of $5 million ($4 million after tax, or $0.05 per share) in 2010.
- 2011 included Horizon fleet transition costs of $39 million ($24 million after tax, of $0.33 per share) compared to $13 million ($8 million, or $0.11 per share) in 2010.

Excluding the mark-to-market adjustments and other special charges, our adjusted consolidated net income for 2011 was $287 million, or $3.92 per diluted share, compared to an adjusted consolidated net income of $263 million, or $3.57 per share, in 2010.

	Year Ended December 31,			
	2011		2010	
(in millions, except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS as reported	$245	$3.33	$251	$3.41
Fleet transition costs, net of tax	24	0.33	8	0.11
Mark-to-market fuel hedge adjustments, net of tax	18	0.26	4	0.05
Non-GAAP adjusted income and per share amounts	$287	$3.92	$263	$3.57

OPERATING REVENUES

Total operating revenues increased $486 million, or 13%, during 2011 compared to the same period in 2010. The changes are summarized in the following table:

	Year Ended December 31,		
(in millions)	2011	2010	% Change
Passenger			
Mainline	$2,995	$2,595	15
Regional	713	671	6
Total passenger revenue	$3,708	$3,266	14
Freight and mail	109	106	2
Other—net	501	460	9
Total operating revenues	$4,318	$3,832	13

Passenger Revenue—Mainline

Mainline passenger revenue for 2011 increased by 15% on an 8.5% increase in capacity and a 6.2% increase in passenger revenue per available seat mile (PRASM) compared to 2010. The increase in capacity was driven by the annualization of new routes added in 2010 and new routes in 2011, most of which was Hawaii.

The increase in PRASM was driven by a 4.0% rise in ticket yield and a 1.9-point increase in load factor compared to the prior year. The increase in yield was due to an increase in prices to help offset the 36% increase in raw fuel costs.

Passenger Revenue—Regional

Regional passenger revenue increased by $42 million, or 6%, compared to 2010 on a 12.8% increase in PRASM compared to 2010, despite a 5.8% decline in capacity. The increase in PRASM was driven by an 8.1% increase in ticket yield and a 3.2-point increase in load factor compared to the prior year. The decline in capacity and increase in load factors was due to better matching supply with demand in the regional network.

Freight and Mail

Freight and mail revenue increased $3 million, or 2%, primarily due to freight fuel surcharge increases of $5 million offset by lower mail revenue on lower volume.

Other—Net

Other-net revenue increased $41 million, or 9%, from 2010. The increase was primarily due to an increase in our Mileage Plan revenues of $12 million with higher commissions driven by a larger number of miles sold to our affinity card partner and a contractual rate increase for those sold miles. Additionally, food and beverages sales increased $4 million due to increased volumes.

OPERATING EXPENSES

Total operating expenses increased $508 million, or 15%, compared to 2010 mostly as a result of significantly higher fuel costs. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

(in millions)	Year Ended December 31, 2011	2010	% Change
Fuel expense	**$1,298**	$ 901	44
Non-fuel expenses	**2,571**	2,460	5
Total Operating Expenses	**$3,869**	$3,361	15

Significant operating expense variances from 2010 are more fully described below.

Wages and Benefits

Wages and benefits increased during 2011 by $30 million, or 3%, compared to 2010. The primary components of wages and benefits are shown in the following table:

(in millions)	Year Ended December 31, 2011	2010	% Change
Wages	**$703**	$674	4
Pension and defined-contribution retirement benefits	**88**	93	(5)
Medical benefits	**108**	109	(1)
Other benefits and payroll taxes	**92**	85	8
Total wages and benefits	**$991**	$961	3

Wages increased 4% on a 1.2% increase in FTEs as a result of increased flying, higher wage rates, and a signing bonus to Alaska's clerical, office and passenger service employees in connection with a new contract ratified in January 2011. Productivity as measured by the number of passengers per FTE increased 5% compared to 2010.

Pension and other retirement-related benefits decreased 5% primarily due to a reduction in our defined-benefit pension cost driven by the improved funded status at the end of 2010 as compared to the previous year, partially offset by a slight increase in defined-contribution expense.

Medical benefits decreased 1% from the prior year primarily due to a decline in employee healthcare claims, partially offset by an increase in post-retirement medical expense.

Other benefits and payroll taxes increased 8% from the prior year due to increases in our Workers Compensation and Disability Plan as well as increased payroll taxes in line with increased wages.

Variable Incentive Pay

Variable incentive pay expense decreased from $92 million in 2010 to $72 million in 2011. The decrease was due to the fact that in 2010 our financial and operational results exceeded targets more so than in 2011.

Aircraft Fuel

Aircraft fuel expense increased $397 million, or 44% compared to 2010. The elements of the change are illustrated in the following table:

(in millions, except for per gallon amounts)	Year Ended December 31, 2011 Dollars	2011 Cost/Gal	2010 Dollars	2010 Cost/Gal
Raw or "into-plane" fuel cost	**$1,289**	$ 3.24	$899	$ 2.38
Gains on settled hedges	**(21)**	(0.06)	(3)	(0.01)
Consolidated economic fuel expense	**$1,268**	$ 3.18	$896	$ 2.37
Mark-to-mark fuel hedge adjustments	**30**	0.08	5	0.01
GAAP fuel expense	**$1,298**	$ 3.26	$901	$ 2.38
Fuel gallons	**398**		377	

Fuel gallons consumed increased 5.6%, primarily as a result of a 5% increase in block hours and a slight increase in fuel burn per block hour as a result of higher load factors.

The raw fuel price per gallon increased 36.1% as a result of higher West Coast jet fuel prices. The average prices of crude oil and refining margins during 2011 were higher by approximately 19% and 141% respectively, as compared to 2010.

Gains recognized for hedges that settled during the year was $21 million in 2011, compared to gains of $3 million in 2010.

Aircraft Maintenance

Aircraft maintenance decreased by $11 million, or 5%, compared to the prior year primarily due to lower costs associated with the return of leased aircraft and lower costs due to the phaseout of the CRJ fleet, offset by increased airframe check costs and components.

Aircraft Rent

Aircraft rent decreased $23 million, or 16%, compared to the prior-year period primarily due to $14 million less rent related to 11 fewer CRJ 700 aircraft and $6 million less rent related to five fewer B737 aircraft leased in 2011 compared to 2010.

Landing Fees and Other Rentals

Landing fees and other rentals increased $5 million, or 2%, primarily due to a $4 million increase in facilities rents across our network and a $2 million increase in our landing fee expenses. Mainline landing fee expenses increased due to a 9% increase in departures, partially offset by a 10% decrease in our regional departures.

Contracted Services

Contracted services increased $22 million, or 14%, primarily due to an increase in capacity purchased flying of $13 million compared to the prior year as the new agreement with SkyWest began in May 2011. Additionally, we experienced higher passenger handling of $3 million as a result of an increase in the number of flights to airports where vendors are used and an increase in contract labor of $2 million.

Selling Expenses

Selling expenses increased by $21 million, or 14%, compared to 2010 as a result of higher travel agent and ticket distribution costs of $11 million and credit card commissions of $6 million due to increased revenues of 13%.

Depreciation and Amortization

Depreciation and amortization increased $17 million, or 7%, compared to the prior year. This is primarily due to additional depreciation expense of $18 million for B737 aircraft, $7 million increase in Q400 aircraft depreciation, offset by a decrease of $4 million in CRJ 700 aircraft and other assets that became fully depreciated or were removed from operation.

Food and Beverage Service

Food and beverage costs increased $10 million, or 17%, from the prior year due to an increased number of passengers, increased sales of buy on board products, a higher cost of some of our fresh food items served on board, and increased costs associated with food delivery.

Other Operating Expenses

Other operating expenses increased $34 million, or 17%, compared to 2010. The increase is primarily driven by higher personnel non-wage costs such as hotels, meals and per diems of $8 million and higher professional service costs of $7 million as well as higher costs for communications, property taxes, passenger remunerations, and deicing.

Fleet Transition and Restructuring Related Expenses

Fleet transition costs increased $26 million, as we finalized our transition to an all-Q400 fleet. The increase was directly due to net charges of $28 million related to the removal of the CRJ-700 aircraft and related inventory and a loss on the final disposition of Q200 aircraft of $11 million in 2011.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Year Ended December 31,		
	2011	2010	% Change
Consolidated:			
Total operating expenses per ASM (CASM)	**13.06¢**	12.12¢	7.8
Less the following components:			
Aircraft fuel, including hedging gains and losses	**4.38**	3.25	34.8
Fleet transition costs	**0.13**	0.05	NM
CASM, excluding fuel and fleet transition costs	**8.55¢**	8.82¢	(3.1)
Mainline:			
Total mainline operating expenses per ASM (CASM)	**11.87¢**	10.96¢	8.3
Less the following components:			
Aircraft fuel, including hedging gains and losses	**4.27**	3.11	37.3
CASM, excluding fuel	**7.60¢**	7.85¢	(3.2)

NM–Not Meaningful

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $55 million in 2011 compared to $65 million in 2010. The $10 million decrease is due to lower interest expense due to payments on maturing debt and prepayments of debt in 2011, higher capitalized interest due to higher levels of capital expenditures, offset by lower investment returns in our marketable securities portfolio, and an impairment charge of $6 million on an owned aircraft that was leased to another carrier that filed for bankruptcy protection, and other-than-temporary-impairments on mortgage-backed securities.

CONSOLIDATED INCOME TAX EXPENSE

Our effective income tax rate for 2011 was 37.9%, compared to 38.1% for 2010. The difference between the effective tax rates for both periods and our statutory tax rate of approximately 37.8% is due primarily to miscellaneous non-deductible expenses, such as per diems.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are:

- Our existing cash and marketable securities balance of $1.3 billion, which represents 27% of trailing 12 months' revenue, and our expected cash from operations;
- Our 45 unencumbered aircraft as of December 31, 2012 in our operating fleet that could be financed, if necessary;
- Our combined $200 million bank line-of-credit facilities, with currently none outstanding;

In 2012, we took free and clear delivery of four B737-900ER, three B737-800 aircraft, and two Q400 aircraft. We paid off outstanding debt associated with seven aircraft totaling $103 million and made scheduled debt payments totaling $172 million. In addition, we continued to return capital to our shareholders by repurchasing $60 million of our common stock in 2012, which included stock repurchases under a new $250 million program authorized by the Board in September 2012. Finally, we made voluntary contributions to our qualified defined-benefit pension plans of $110 million in 2012, although there were no funding requirements. We will continue to focus on preserving a strong liquidity position and evaluate our cash needs as conditions change.

The overall strength of our balance sheet was one of the contributing factors for Standard & Poor's recent decision to change our outlook from "Stable" to "Positive" in 2012.

We believe that our current cash and marketable securities balance combined with future cash flows from operations and other sources of liquidity will be sufficient to fund our operations for the foreseeable future.

In our cash and marketable securities portfolio, we invest only in securities that meet our overall investment strategy of maintaining and securing investment principal. Our investment portfolio is managed by reputable firms that adhere to our investment policy that sets forth investment objectives, approved and prohibited investments, and duration and credit quality guidelines. Our policy and the portfolio managers are continually reviewed to ensure that the investments are aligned with our strategy. As of December 31, 2012, we had a $12 million unrealized gain on our $1.3 billion cash and marketable securities balance.

The table below presents the major indicators of financial condition and liquidity:

(in millions, except per share and debt-to-capital amounts)	December 31, 2012	December 31, 2011	Change
Cash and marketable securities	$ 1,252	$ 1,141	$ 111
Cash and marketable securities as a percentage of trailing twelve months revenue	27%	26%	1 pt
Long-term debt, net of current portion	871	1,099	(228)
Shareholders' equity	1,421	1,174	247
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	54%:46%	62%:38%	(8) pts

The following discussion summarizes the primary drivers of the increase in our cash and marketable securities balance and our expectation of future cash requirements.

ANALYSIS OF OUR CASH FLOWS

Cash Provided by Operating Activities

Cash provided by operating activities was $753 million in 2012, compared to $696 million in the prior year. The $57 million increase was primarily driven by $339 million in increased revenue, offset by higher fuel of $161 million and higher non-fuel operating costs to support increased revenues and capacity. Also, cash received from the sale of miles under our mileage plan program increased approximately $30 million due a 5% increase in miles sold with a 4% increase in rate. In addition, we made voluntary contributions to our qualified pension plan of $110 million versus

$133 million in the prior year, and we paid cash taxes of $78 million in the current year compared to $8 million in 2011.

We typically generate positive cash flows from operations, and expect to use a portion to invest in capital expenditures.

Cash Used in Investing Activities

Cash used in investing activities was $645 million during 2012, compared to $403 million in 2011. Our capital expenditures were $518 million, or $131 million higher than in 2011. This is due to the delivery of four B737-900ER aircraft, three B737-800 aircraft and two Q400 aircraft, compared to three B737-800 aircraft in the prior year, as well as purchase deposits for the nine B737-900ER aircraft to be delivered next year and initial deposits related to our new Boeing agreements.

In 2012, we entered into a new agreement and modified existing agreements with Boeing to acquire 50 737 aircraft, including 37 of Boeing's new 737 MAX aircraft. This order positions Alaska to replace aging aircraft over the next decade, including the phase out of nearly all of its 737-400 aircraft by the end of 2017, and continue to operate one of the most modern, environmentally friendly, comfortable and fuel-efficient fleets in the United States.

We now have firm commitments for 71 B737 aircraft through 2022 with options to acquire up to 69 additional 737 NextGen (NG) aircraft and MAX aircraft in 2015 through 2024. The options for both NG and MAX aircraft will give Alaska the flexibility, but not the obligation, to grow the fleet assuming profitability and return on invested capital targets can be met. The new agreements will result in increased capital spending over the next ten years depending on how many of our options are exercised.

The table below reflects total expected capital expenditures and the additional expenditures if options were exercised. These options will be exercised only if we believe return on invested capital targets can be meet:

	2012 Actuals	2013	2014	2015	2016
Aircraft and aircraft purchase deposits—firm	$455	$330	$285	$230	$180
Other flight equipment	24	45	50	25	25
Other property and equipment	39	85	85	75	75
Total property and equipment additions	$518	$460	$420	$330	$280
Aircraft and aircraft deposits related to Alaska options, if exercised (a)	$—	$ 35	$185	$480	$340
Aircraft and aircraft deposits related to Horizon options, if exercised (a)	$—	$ 75	$105	$ 50	$—

(a) Alaska has options to acquire 69 B737 aircraft with deliveries in 2015 through 2024. Horizon has options to acquire 10 Q400 aircraft with deliveries in 2013 to 2015.

In addition, our capital expenditures related to Terminal 6 at Los Angeles International Airports (LAX) were lower by $53 million, as we placed the assets constructed for others into service in March. For financial reporting purposes, this asset will remain on our balance sheet as we did not qualify for sale accounting due to our continuing involvement with the facility. Over the last two years we have been reimbursed $182 million, which is classified as a financing activity in the consolidated statement of cash flows.

Cash Used by Financing Activities

Cash used by financing activities was $88 million during 2012, compared to $281 million in the prior year. During the current year, we had scheduled debt payments of $172 million, debt prepayments of $103 million, and stock repurchases of $60 million, partially offset by proceeds of $49 million related to three B737-700 sale-leasebacks.

In addition, we received reimbursement from Los Angeles World Airport (LAWA) for our construction of Terminal 6 at LAX of $178 million.

We plan to meet our capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, along with additional debt financing if necessary.

Bank Line-of-Credit Facility

The Company has two $100 million credit facilities. Both facilities have variable interest rates based on LIBOR plus a specified margin. Borrowings on one of the $100 million facilities, which expires in August 2015, are secured by aircraft. Borrowings on the other $100 million facility are secured by certain accounts receivable, spare engines, spare parts and ground service equipment. We modified the first facility in 2012 by extending the term from March 2013 to August 2015 and the second facility in 2011 by extending the term from March 2014 to March 2016, and reduced the commitment fee for both facilities. The Company has no immediate plans to borrow using either of these facilities.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Aircraft Purchase Commitments

Overall, we have firm orders to purchase 71 aircraft. We have options to acquire 69 additional B737 aircraft and options to acquire 10 Q400 aircraft.

The following table summarizes aircraft purchase commitments by year:

Aircraft	Actual Fleet Count		Expected Fleet Activity			
	Dec 31, 2011	Dec 31, 2012	2013 Changes	Dec 31, 2013	2014 Changes	Dec 31, 2014
B737 Freighters & Combis	6	6	—	6	(3)	3
B737 Passenger Aircraft	111	118	3	121	—	121
Total Mainline Fleet	117	124	3	127	(3)	124
Q400	48	48	—	48	—	48
Total	165	172	3	175	(3)	172

We expect to pay for the firm future aircraft deliveries in 2013 with cash on hand. For future firm orders and if we exercise our options for additional deliveries, we may finance the aircraft through internally generated cash, long-term debt, or lease arrangements.

Future Fuel Hedge Positions

We use both call options for crude oil futures and swap agreements for jet fuel refining margins to hedge against price volatility of future jet fuel consumption. We have refining margin swaps in place for approximately 50% of our first quarter 2013 estimated jet fuel purchases at an average price of 89 cents per gallon. Our crude oil positions are as follows:

	Approximate % of Expected Fuel Requirements	Weighted-Average Crude Oil Price per Barrel	Average Premium Cost per Barrel
First Quarter 2013	50%	$ 98	$12
Second Quarter 2013	50%	$ 99	$12
Third Quarter 2013	50%	$101	$11
Fourth Quarter 2013	50%	$102	$10
Full Year 2013	**50%**	**$100**	**$11**
First Quarter 2014	44%	$102	$10
Second Quarter 2014	39%	$102	$10
Third Quarter 2014	33%	$101	$ 9
Fourth Quarter 2014	27%	$103	$ 8
Full Year 2014	**35%**	**$102**	**$10**
First Quarter 2015	22%	$103	$ 8
Second Quarter 2015	17%	$101	$ 7
Third Quarter 2015	11%	$105	$ 7
Fourth Quarter 2015	6%	$106	$ 7
Full Year 2015	**14%**	**$103**	**$ 7**

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2012.

(in millions)	2013	2014	2015	2016	2017	Beyond 2017	Total
Current and long-term debt obligations	$161	$117	$113	$111	$116	$ 414	$1,032
Operating lease commitments (a)	189	168	135	104	69	209	874
Aircraft purchase commitments	372	332	254	204	322	1,488	2,972
Interest obligations (b)	50	42	37	31	26	44	230
Other obligations (c)	49	44	27	18	19	8	165
Total	$821	$703	$566	$468	$552	$2,163	$5,273

(a) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases.
(b) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2012.
(c) Includes minimum obligations under our long-term power-by-the-hour maintenance agreements and obligations associated with third-party CPAs with SkyWest and PenAir. Refer to the "Commitments" note in the consolidated financial statements for further information.

Pension Obligations

The table above excludes contributions to our various pension plans, which we estimate to be $35 million to $50 million per year, although there are no minimum required contributions. The unfunded liability for our qualified defined-benefit pension plans was $335 million at December 31, 2012 compared to $306 million at December 31, 2011. This results in an 82% funded status on a projected benefit obligation basis compared to 81% funded as of December 31, 2011.

Credit Card Agreements

We have agreements with a number of credit card companies to process the sale of tickets and other services. Under these agreements, there are material adverse change clauses that, if triggered, could result in the credit card companies holding back a reserve from our credit card receivables. Under one such agreement, we could be required to maintain a reserve if our credit rating is downgraded to or below a rating specified by the agreement or our cash and marketable securities balance fell below $500 million. Under another such agreement, we could be required to maintain a reserve if our cash and marketable securities balance fell below $500 million. We are not currently required to maintain any reserve under these agreements, but if we were, our financial position and liquidity could be materially harmed.

Deferred Income Taxes

For federal income tax purposes, the majority of our assets are fully depreciated over a seven-year life using an accelerated depreciation method. For financial reporting purposes, the majority of our assets are depreciated over 15 to 20 years to an estimated salvage value using the straight-line basis. This difference has created a significant deferred tax liability. At some point in the future the depreciation basis will reverse, potentially resulting in an increase in income taxes paid.

While it is possible that we could have material cash obligations for this deferred liability at some point in the future, we cannot estimate the timing of long-term cash flows with reasonable accuracy. Taxable income and cash taxes payable in the short term are impacted by many items, including the amount of book income generated, which can be volatile depending on revenue and fuel prices, level of pension funding (which is generally not known until late each year), whether "bonus depreciation" provisions are available, as well as other legislative changes that are out of our control.

In 2012, we made tax payments of $78 million. In 2013, if we have similar financial performance our cash taxes may be significantly more due to utilization of federal net operating losses and alternative minimum tax credits in 2012. However, this is highly dependent on actual taxable income and other factors that are difficult to estimate at this time.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies.

Critical accounting estimates are defined as those that reflect significant management judgment and uncertainties and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

MILEAGE PLAN

Our Mileage Plan loyalty program awards miles to member passengers who fly on our airlines and many of our travel partners. Additionally, we sell miles to third parties, such as our bank partner, for cash. In either case, the outstanding miles may be redeemed for travel on our airlines or any of our travel partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel.

For miles earned by passengers who fly on us or our travel partners, we recognize a liability and a corresponding selling expense representing the incremental cost associated with the obligation to provide travel in the future. For miles sold to third parties, a portion of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue in the period that miles are sold. This represents services provided by the Company to its business partners and relates primarily to the use of the Company's logo and trademarks along with access to the Company's Mileage Plan members. Commission revenue recognized for the years ended December 31, 2012, 2011 and 2010 was $143 million, $138 million and $124 million, respectively. The deferred revenue is recognized as passenger revenue when awards are issued and flown on one of our airlines, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2012, we had approximately 131 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $730 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. The rate at which we defer sales proceeds from sold miles:

We defer an amount that represents our estimate of the selling price of award travel by looking to the sales prices of comparable paid travel. As our estimates of selling price change, the amount we defer changes, resulting in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given period. A 1% increase in the estimated selling price of travel (and related deferral rate) would decrease commission revenue by approximately $3 million. This amount would instead be recognized in a future period when award travel takes place.

2. The number of miles that will not be redeemed for travel (breakage):

The liability for outstanding Mileage Plan mileage credits includes all mileage credits that are expected to be redeemed, including mileage credits earned by members whose mileage account balances have not yet reached the minimum mileage credit level to redeem an award. Our estimates of the number of miles that will not be redeemed (breakage) consider historical activity in our members' accounts and other factors. A hypothetical 1% change in our estimate of breakage (currently 12% in the aggregate) has approximately an $8 million effect on the liability.

3. The number of miles used per award:

We estimate how many miles will be used per award. For example, our members may redeem credit for award travel to various locations or choose between a highly restricted award and an unrestricted award. Our estimates are based on the current requirements in our Mileage Plan program and historical travel redemption patterns.

4. The number of awards redeemed for travel on our airlines versus other airlines:

The cost for us to carry an award passenger is typically lower than the cost we will pay to our travel partners. We estimate the number of awards that will be redeemed on our airlines versus on our travel partners and accrue the estimated costs based on historical redemption patterns. If the number of awards redeemed on our travel partner is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. The costs that will be incurred to provide award travel:

When a frequent flyer travels on his or her award ticket on one of our airlines, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We regularly review significant Mileage Plan assumptions and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

PENSION PLANS

Accounting rules require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plans as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income. Pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $57 million, $42 million, and $50 million in 2012, 2011, and 2010, respectively. We expect the 2013 expense to be approximately $50 million.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2012, we estimate that the pension plan assets will generate a long-term rate of return of 7.25%, which is consistent with the expected rate at December 31, 2011. This rate was developed using historical data, the current value of the underlying assets, as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as appropriate. This expected long-term rate of return on plan assets at December 31, 2012 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed-income securities. Decreasing the expected long-term rate of return by 0.50% (from 7.25% to 6.75%) would increase our estimated 2013 pension expense by approximately $8 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 3.95% and 4.65% at December 31, 2012 and 2011, respectively. The discount rate at December 31, 2012 was determined using current rates earned on high-quality long-term bonds with maturities that correspond with the estimated cash distributions from the pension plans. Decreasing the discount rate by 0.5% (from 3.95% to 3.45%) would increase our projected benefit obligation at December 31, 2012 by approximately $142 million and increase estimated 2013 pension expense by approximately $11 million.

All of our defined-benefit pension plans are now closed to new entrants. Additionally, benefits in our non-union defined-benefit plans will be frozen January 1, 2014.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

LONG-LIVED ASSETS

As of December 31, 2012, we had approximately $3.6 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

There is inherent risk in estimating the fair value of our aircraft and related parts and their salvage values at the time of impairment. Actual proceeds upon disposition of the aircraft or related parts could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have interest-rate risk on our variable-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices and seek to manage market risk through execution of our hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments, and financial derivative instruments used to hedge our exposure to jet-fuel price increases and interest-rate increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Aircraft Fuel

Currently, our fuel-hedging portfolio consists of crude oil call options and jet fuel refining margin swap contracts. Both call options and swaps effectively cap our pricing for the crude oil and refining margin components, limiting our exposure to increasing fuel prices for about half of our planned fuel consumption. With the call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts. The swap contracts do not require an upfront premium, but do expose us to future cash outlays in the event actual prices are below the swap price during the hedge period. We believe there is risk in not hedging against the possibility of fuel price increases. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2012 would increase or decrease the fair value of our crude oil hedge portfolio by approximately $112 million and $35 million, respectively.

Our portfolio value of fuel hedge contracts was $64 million at December 31, 2012 compared to a portfolio value of $107 million at December 31, 2011. We do not have any collateral held by counterparties to these agreements as of December 31, 2012.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. For more discussion, see "Derivative Instruments" note in our consolidated financial statements.

Interest Rates

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2012 would correspondingly change our net earnings and cash flows associated with these items by less than $1 million. In order to help mitigate the risk of interest rate fluctuations, we have fixed the interest rates on certain existing variable-rate debt agreements. Our variable-rate debt is approximately 18% of our total long-term debt at December 31, 2012 compared to 23% at December 31, 2011.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2012, interest income would increase by approximately $12 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

(in millions, except per share)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues	**$1,039**	$ 965	**$1,213**	$1,110	**$1,272**	$1,198	**$1,132**	$1,044
Operating income	**72**	134	**116**	58	**270**	143	**74**	114
Net income	**41**	74	**68**	29	**163**	78	**44**	64
Basic earnings per share (a)	**0.57**	1.03	**0.95**	0.40	**2.30**	1.08	**0.62**	0.90
Diluted earnings per per share (a)	**0.56**	1.01	**0.93**	0.39	**2.27**	1.06	**0.61**	0.88

(a) For earnings per share, the sum of the quarters may not equal the total for the full year due to rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 14, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 14, 2013

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (in millions)	2012	2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 122	$ 102
Marketable securities	1,130	1,039
Total cash and marketable securities	1,252	1,141
Receivables—less allowance for doubtful accounts of $0 and $1	130	136
Inventories and supplies—net	58	44
Deferred income taxes	148	134
Fuel hedge contracts	26	47
Prepaid expenses and other current assets	123	94
Total Current Assets	1,737	1,596
Property and Equipment		
Aircraft and other flight equipment	4,248	4,042
Other property and equipment	855	762
Deposits for future flight equipment	369	234
	5,472	5,038
Less accumulated depreciation and amortization	1,863	1,665
Total Property and Equipment—Net	3,609	3,373
Fuel Hedge Contracts	39	70
Other Assets	120	128
Total Assets	$5,505	$5,167

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS—(continued)

As of December 31 (in millions except share amounts)	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 65	$ 104
Accrued aircraft rent	18	32
Accrued wages, vacation and payroll taxes	184	164
Other accrued liabilities	539	513
Air traffic liability	534	489
Current portion of long-term debt	161	208
Total Current Liabilities	1,501	1,510
Long-Term Debt, Net of Current Portion	871	1,099
Other Liabilities and Credits		
Deferred income taxes	446	363
Deferred revenue	443	410
Obligation for pension and postretirement medical benefits	489	463
Other liabilities	334	148
	1,712	1,384
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value Authorized: 5,000,000 shares, none issued or outstanding	—	—
Common stock, $1 par value Authorized: 100,000,000 shares, Issued: 2012—70,376,543 shares; 2011—75,733,044 shares	70	76
Capital in excess of par value	660	802
Treasury stock (common), at cost: 2012—0 shares; 2011—4,783,494 shares	—	(125)
Accumulated other comprehensive loss	(436)	(390)
Retained earnings	1,127	811
	1,421	1,174
Total Liabilities and Shareholders' Equity	$5,505	$5,167

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (in millions, except per share amounts)	2012	2011	2010
Operating Revenues			
Passenger			
Mainline	$ 3,284	$ 2,995	$ 2,595
Regional	746	713	671
Total passenger revenue	4,030	3,708	3,266
Freight and mail	111	109	106
Other—net	516	501	460
Total Operating Revenues	4,657	4,318	3,832
Operating Expenses			
Wages and benefits	1,038	991	961
Variable incentive pay	88	72	92
Aircraft fuel, including hedging gains and losses	1,459	1,298	901
Aircraft maintenance	222	206	217
Aircraft rent	116	116	139
Landing fees and other rentals	243	238	233
Contracted services	200	185	163
Selling expenses	168	175	154
Depreciation and amortization	264	247	230
Food and beverage service	79	67	57
Other	248	235	201
Fleet transition and restructuring related expenses	—	39	13
Total Operating Expenses	4,125	3,869	3,361
Operating Income	532	449	471
Nonoperating Income (Expense)			
Interest income	19	22	29
Interest expense	(64)	(87)	(108)
Interest capitalized	18	12	6
Other—net	9	(2)	8
	(18)	(55)	(65)
Income before income tax	514	394	406
Income tax expense	198	149	155
Net Income	$ 316	$ 245	$ 251
Basic Earnings Per Share:	$ 4.47	$ 3.41	$ 3.50
Diluted Earnings Per Share:	$ 4.40	$ 3.33	$ 3.41
Shares used for computation:			
Basic	70.708	71.755	71.644
Diluted	71.784	73.421	73.571

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

Year Ended December 31 (in millions)	2012	2011	2010
Net Income	**$316**	$ 245	$251
Other comprehensive income (loss):			
Related to marketable securities:			
Unrealized holding gains (losses) arising during the period	**9**	(1)	7
Reclassification adjustment for gains included in net income	**(7)**	(3)	(8)
Income tax benefit (expense)	**(1)**	1	—
Total	**1**	(3)	(1)
Related to employee benefit plans:			
Amortization of net actuarial items and prior service costs	**(68)**	(175)	(31)
Income tax benefit	**25**	65	12
Total	**(43)**	(110)	(19)
Related to interest rate derivative instruments:			
Unrealized holding losses arising during the period	**(4)**	(20)	(11)
Income tax benefit	**—**	10	4
Total	**(4)**	(10)	(7)
Other comprehensive loss	**(46)**	(123)	(27)
Comprehensive income	**$270**	$ 122	$224

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(in millions)	Common Stock Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2009	*71.182*	$ 72	$ 731	$ (6)	$(240)	$ 315	$ 872
2010 net income						251	251
Other comprehensive loss					(27)		(27)
Common stock repurchase	*(2.001)*	—	—	(45)			(45)
Stock-based compensation	—	—	14	—			14
Treasury stock issued under stock plans	*0.333*	—	—	5			5
Stock issued for employee stock purchase plan	*0.031*	—	—	—			—
Stock issued under stock plans	*2.303*	2	34	—			36
Balances at December 31, 2010	*71.848*	74	779	(46)	(267)	566	1,106
2011 net income						245	245
Other comprehensive loss					(123)		(123)
Common stock repurchase	*(2.618)*	—	—	(79)			(79)
Stock-based compensation	—	—	12	—			12
Treasury stock issued under stock plans	*0.007*	—	—	—			—
Stock issued for employee stock purchase plan	*0.126*	—	3	—			3
Stock issued under stock plans	*1.587*	2	8	—			10
Balances at December 31, 2011	*70.950*	76	802	(125)	(390)	811	1,174
2012 net income						316	316
Other comprehensive loss					(46)		(46)
Common stock repurchase	*(1.686)*	(2)	(58)	—			(60)
Stock-based compensation	—	—	15	—			15
Retirement of treasury stock	—	(5)	(120)	125			—
Stock issued for employee stock purchase plan	*0.157*	—	4	—			4
Stock issued under stock plans	*0.956*	1	17	—			18
Balances at December 31, 2012	*70.377*	$ 70	$ 660	$ —	$(436)	$1,127	$1,421

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (in millions)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 316	$ 245	$ 251
Adjustments to reconcile net income to net cash provided by operating activities:			
Fleet transition and restructuring related charges	—	39	13
Depreciation and amortization	264	247	230
Stock-based compensation and other	10	17	9
Changes in certain assets and liabilities:			
Changes in fair values of open fuel hedge contracts	43	14	(14)
Changes in deferred income taxes	94	145	145
Increase (decrease) in air traffic liability	45	67	56
Increase (decrease) in deferred revenue	33	7	(32)
Increase (decrease) in other long-term liabilities	4	70	29
Pension contribution	(114)	(141)	(151)
Other—net	58	(14)	17
Net cash provided by operating activities	753	696	553
Cash flows from investing activities:			
Property and equipment additions:			
Aircraft and aircraft purchase deposits	(455)	(318)	(139)
Other flight equipment	(24)	(35)	(27)
Other property and equipment	(39)	(34)	(19)
Total property and equipment additions	(518)	(387)	(185)
Assets constructed for others (Terminal 6 at LAX)	(56)	(109)	(29)
Purchases of marketable securities	(1,130)	(884)	(1,022)
Sales and maturities of marketable securities	1,048	956	931
Proceeds from disposition of assets and changes in restricted deposits	11	21	10
Net cash used in investing activities	(645)	(403)	(295)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	107	—
Proceeds from sale-leaseback transactions, net	49	—	—
Long-term debt payments	(275)	(334)	(321)
Common stock repurchases	(60)	(80)	(45)
Proceeds and tax benefit from issuance of common stock	31	19	37
Terminal 6 at LAX reimbursement	178	4	—
Other financing activities	(11)	3	(3)
Net cash used in financing activities	(88)	(281)	(332)
Net increase (decrease) in cash and cash equivalents	20	12	(74)
Cash and cash equivalents at beginning of year	102	90	164
Cash and cash equivalents at end of year	$ 122	$ 102	$ 90
Supplemental disclosure:			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 46	$ 74	$ 106
Income taxes	78	8	—
Non-cash transactions:			
Relocation credit and assets constructed related to Terminal 6 at LAX	—	16	7

See accompanying notes to consolidated financial statements.

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates.

Reclassifications

Certain reclassifications have been made to conform the prior-year data to the current format. During the second quarter of 2012, the Company changed the classification of ancillary revenues, such as checked-bag fees, ticket change fees, and others, from "Passenger revenue" to "Other-net" revenue to enhance comparability of passenger revenue among peers in the industry. The Company has reclassified ancillary revenues in the current period and all prior periods, with the reclassification having no impact on total revenue for any of the respective periods. The table below shows operating revenues originally reported in the Form 10-K for the years ended December 31, 2011 and 2010 and the effect of the reclassification on the consolidated statement of operations (in millions):

	December 31, 2011		December 31, 2010	
	As Reclassified	Reported	As Reclassified	Reported
Operating Revenues				
Passenger				
Mainline	**$2,995**	$3,176	**$2,595**	$2,763
Regional	**713**	775	**671**	726
Total passenger revenue	**3,708**	3,951	**3,266**	3,489
Freight and mail	**109**	109	**106**	106
Other—net	**501**	258	**460**	237
Total Operating Revenues	**$4,318**	$4,318	**$3,832**	$3,832

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, such as money market funds, commercial paper and certificates of deposit. They are carried at cost, which approximates market value. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $14 million and $26 million at December 31, 2012 and 2011, respectively, and is included in accounts payable, with the change in the balance during the year included in other financing activities in the consolidated statements of cash flows.

The Company has restricted cash balances primarily used to guarantee various letters of credit, self-insurance programs, or other contractual rights. Restricted cash consists of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates fair value.

Marketable Securities

Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash equivalents and short-term investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in accumulated other comprehensive loss (AOCL).

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company uses a systematic methodology that considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, our intent and ability to hold, or plans to sell, the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to Other-net in the consolidated statements of operations and a new cost basis in the investment is established.

Receivables

Receivables are due on demand and consist primarily of airline traffic (including credit card) receivables, Mileage Plan partners, amounts due from other airlines related to interline agreements, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies—net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $26 million and $23 million at December 31, 2012 and 2011, respectively. Inventory and supplies—net also includes fuel inventory of $23 million and $20 million at December 31, 2012 and 2011, respectively. Repairable and rotable aircraft parts inventories are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737 aircraft	20 years
Bombardier Q400	15 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

"Related flight equipment" includes rotable and repairable spare inventories, which are depreciated over the associated fleet life unless otherwise noted.

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Maintenance and repairs, other than engine maintenance on B737-400, -700 and -900 engines, are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use. Maintenance on B737-400, -700 and -900 engines is covered under power-by-the-hour agreements with third parties, whereby the Company pays a determinable amount, and transfers risk, to a third party. The Company expenses the contract amounts based on engine usage.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is considered when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write-down equal to the excess of the carrying amount over the fair value will be recorded.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software.

Deferred Revenue

Deferred revenue results primarily from the sale of Mileage Plan miles to third-parties. This revenue is recognized when award transportation is provided or over the term of the applicable agreement.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued when it is probable that a cash payment will be made and that amount is reasonably estimable. Any accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $2 million and $2 million as of December 31, 2012 and December 31, 2011, respectively.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability until travel or date of expiration. Air traffic liability includes approximately $26 million and $22 million related to travel credits for future travel, as of December 31, 2012 and December 31, 2011, respectively. These credits are recognized into revenue either when the passenger travels or the date of expiration, which is twelve months from issuance. Commissions to travel agents and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Taxes collected from passengers, including transportation excise taxes, airport and security fees and other fees, are recorded on a net basis within passenger revenue in the consolidated statements of operations. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are based on the Company's historical data.

Freight and mail revenues are recognized when service is provided.

Other—net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below. Other—net also includes certain ancillary or non-ticket revenues, such as checked-bag fees, reservations fees, ticket change fees, on-board food and beverage sales, and to a much lesser extent commissions from car and hotel vendors, and from the sales of travel insurance. These items are recognized as revenue when the related services are provided. Boardroom (airport lounge) memberships are recognized as revenue over the membership period.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska or Horizon and through airline partners, the estimated cost of providing award travel is recognized as a selling expense and accrued as a liability as miles are earned and accumulated.

Alaska also sells miles to non-airline partners, such as hotels, car rental agencies, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated selling price of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines (less the cost paid to the other airlines based on contractual agreements). The portion of the sales proceeds not deferred is recognized as commission income in the period that the mileage credits are sold and included in other revenue—net in the consolidated statements of operations.

Alaska's Mileage Plan deferred revenue and liabilities on the consolidated balance sheets as of December 31 (in millions):

	2012	2011
Current Liabilities:		
Other accrued liabilities	**$285**	$271
Other Liabilities and Credits:		
Deferred revenue	**428**	392
Other liabilities	**17**	17
Total	**$730**	$680

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $39 million and $39 million at December 31, 2012 and 2011, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue included in the consolidated statements of operations for the years ended December 31 (in millions):

	2012	2011	2010
Passenger revenues	**$183**	$201	$190
Other-net revenues	**209**	195	183
Total Mileage Plan revenues	**$392**	$396	$373

Other—net revenues includes commission revenue of $143 million, $138 million, and $124 million in 2012, 2011, and 2010, respectively.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan travel awards earned through air travel, advertising, promotional costs, commissions, and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was

$16 million, $16 million, and $16 million during the years ended December 31, 2012, 2011, and 2010, respectively.

Derivative Financial Instruments

The Company's operations are significantly impacted by changes in aircraft fuel prices and interest rates. In an effort to manage our exposure to these risks, the Company periodically enters into fuel and interest rate derivative instruments. These derivative instruments are recognized at fair value on the balance sheet and changes in the fair value is recognized in AOCL or in the consolidated statements of operations, depending on the nature of the instrument.

The Company does not hold or issue derivative fuel hedge contracts for trading purposes and does not apply hedge accounting. For cash flow hedges related to our interest rate swaps, the effective portion of the derivative represents the change in fair value of the hedge that offsets the change in fair value of the hedged item. To the extent the change in the fair value of the hedge does not perfectly offset the change in the fair value of the hedged item, the ineffective portion of the hedge is immediately recognized in interest expense.

Fair Value Measurements

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company has elected not to use the Fair Value Option for non-financial instruments, and accordingly those assets and liabilities are carried at amortized cost. For financial instruments, those assets and liabilities are carried at fair value and are determined based on the market approach or income approach depending upon the level of inputs used.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company accounts for unrecognized tax benefits in accordance with the accounting standards.

Stock-Based Compensation

Accounting standards require companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. These standards apply to all stock awards that the Company grants to employees as well as the Company's Employee Stock Purchase Plan

(ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Earnings Per Share (EPS)

Diluted EPS is calculated by dividing net income by the average common shares outstanding plus additional common shares that would have been outstanding assuming the exercise of in-the-money stock options and restricted stock units, using the treasury-stock method. In 2012, 2011, and 2010, antidilutive stock options excluded from the calculation of EPS were not material.

NOTE 2. CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Components for cash, cash equivalents and marketable securities (in millions):

December 31, 2012	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$ 28	$—	$—	$ 28
Cash equivalents	94	—	—	94
Cash and cash equivalents	122	—	—	122
U.S. government and agency securities	271	1	—	272
Foreign government bonds	50	1	—	51
Asset-back securities	61	1	—	62
Mortgage-back securities	137	1	(1)	137
Corporate notes and bonds	577	8	—	585
Municipal securities	23	—	—	23
Marketable securities	1,119	12	(1)	1,130
Total	$1,241	$ 12	$ (1)	$1,252

December 31, 2011	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$ 62	$—	$—	$ 62
Cash equivalents	40	—	—	40
Cash and cash equivalents	102	—	—	102
U.S. government and agency securities	293	3	—	296
Foreign government bonds	24	1	—	25
Asset-back securities	58	—	—	58
Mortgage-back securities	124	1	—	125
Corporate notes and bonds	519	7	(3)	523
Municipal securities	12	—	—	12
Marketable securities	1,030	12	(3)	1,039
Total	$1,132	$ 12	$ (3)	$1,141

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Management does not believe any remaining unrealized losses represent other-than-temporary impairments based on our evaluation of available evidence as of December 31, 2012.

Activity for marketable securities for the years ended December 31 (in millions):

	2012	2011	2010
Proceeds from sales and maturities	**$1,048**	$956	$931
Gross realized gains	**9**	8	10
Gross realized losses	**(2)**	(3)	(2)
Other-than-temporary impairments on investments	**—**	(2)	—

Debt investment maturities as of December 31, 2012 (in millions):

December 31, 2012	Cost Basis	Fair Value
Due in one year or less	$ 211	$ 212
Due after one year through five years	898	908
Due after five years through 10 years	10	10
Due after 10 years	—	—
Total	$1,119	$1,130

NOTE 3. DERIVATIVE INSTRUMENTS

Fuel Hedge Contracts

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options for crude oil and swap agreements for jet fuel refining margins.

As of December 31, 2012, the Company had fuel hedge contracts outstanding covering 454 million gallons of crude oil that will be settled from January 2013 to December 2015. Refer to the contractual obligations and commitments section of Item 7 for further information.

Interest Rate Swap Agreements

The Company has interest rate swap agreements with a third party designed to hedge the volatility of the underlying variable interest rate in the Company's aircraft lease agreements for six Boeing 737-800 aircraft. The agreements stipulate that the Company pay a fixed interest rate over the term of the contract and receive a floating interest rate. All significant terms of the swap agreement match the terms of the lease agreements, including interest-rate index, rate reset dates, termination dates and underlying notional values. The agreements expire from February 2020 through March 2021 to coincide with the lease termination dates.

Fair Values of Derivative Instruments

Fair values of derivative instruments on the consolidated balance sheet as of December 31 (in millions):

	2012	2011
Derivative Instruments Not Designated as Hedges		
Fuel hedge contracts		
Fuel hedge contracts, current assets	**$ 26**	$ 47
Fuel hedge contracts, noncurrent assets	**39**	70
Fuel hedge contracts, current liabilities	**(1)**	(10)
Derivative Instruments Designated as Hedges		
Interest rate swaps		
Other accrued liabilities	**(6)**	(5)
Other liabilities	**(27)**	(24)
Losses in accumulated other comprehensive loss (AOCL)	**(33)**	(29)

The net cash received (paid) for new positions and settlements was $(19) million, $16 million, and $(16) million during 2012, 2011, and 2010, respectively.

Pretax effect of derivative instruments on earnings (fuel hedges) and AOCL (interest rate swaps) at December 31 (in millions):

	2012	2011	2010
Derivative Instruments Not Designated as Hedges			
Fuel hedge contracts			
Losses recognized in aircraft fuel expense	**$(62)**	$ (9)	$ (2)
Derivative Instruments Designated as Hedges			
Interest rate swaps			
Losses recognized in aircraft rent	**(6)**	(6)	(6)
Losses recognized in other comprehensive income (OCI)	**(10)**	(26)	(17)

The amounts shown as recognized in aircraft rent for cash flow hedges (interest rate swaps) represent the realized losses transferred out of AOCL to aircraft rent. The amounts shown as recognized in OCI are prior to the losses recognized in aircraft rent during the period. The Company expects $6 million to be reclassified from OCI to aircraft rent within the next twelve months.

Credit Risk and Collateral

The Company is exposed to credit losses in the event of non-performance by counterparties to these derivative instruments. To mitigate exposure, the Company periodically reviews the risk of counterparty nonperformance by monitoring the absolute exposure levels and credit ratings. The Company maintains security agreements with a number of its counterparties which may require the Company to post collateral if the fair value of the selected derivative instruments fall below specified mark-to-market thresholds. The posted collateral does not offset the fair value of the derivative instruments and is included in "Prepaid expenses and other current assets" on the consolidated balance sheet.

The Company posted collateral of $15 million, $1 million and nil as of December 31, 2012, 2011 and 2010, respectively. The collateral was provided to one counterparty associated with the net liability position of the interest rate swap agreements offset by the net asset position of the fuel hedge contracts under a master netting arrangement.

NOTE 4. FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments on a Recurring Basis

Fair values of financial instruments on the consolidated balance sheet (in millions):

December 31, 2012	Level 1	Level 2	Total
Assets			
Marketable securities			
U.S. government securities	$272	$ —	$272
Foreign government bonds	—	51	51
Asset-back securities	—	62	62
Mortgage-back securities	—	137	137
Corporate notes and bonds	—	585	585
Municipal securities	—	23	23
Derivative instruments			
Fuel hedge contracts			
Call options	—	65	65
Liabilities			
Derivative instruments			
Fuel hedge contracts			
Swap agreements	—	(1)	(1)
Interest rate swap agreements	—	(33)	(33)

December 31, 2011	Level 1	Level 2	Total
Assets			
Marketable securities			
U.S. government securities	$296	$—	$296
Foreign government bonds	—	25	25
Asset-back securities	—	58	58
Mortgage-back securities	—	125	125
Corporate notes and bonds	—	523	523
Municipal securities	—	12	12
Derivative instruments			
Fuel hedge contracts			
Call options	—	117	117
Liabilities			
Derivative instruments			
Fuel hedge contracts			
Swap agreements	—	(10)	(10)
Interest rate swap agreements	$—	$ (29)	$ (29)

The Company uses the market and income approach to determine the fair value of marketable securities. U.S. government securities are Level 1 as the fair value is based on quoted prices in active markets. Foreign governments bonds, asset-back securities, mortgage-back securities, corporate notes and bonds, and municipal securities are Level 2 as the fair value is based on industry standard valuation models that are calculated based on observable inputs such as quoted interest rates, yield curves, credit ratings of the security and other observable market information.

The Company uses the market approach and the income approach to determine the fair value of derivative instruments. Fuel hedge contracts that are not traded on a public exchange are Level 2 as the fair value is primarily based on inputs which are readily available in active markets or can be derived from information available in active markets. The fair value for call options is determined utilizing an option pricing model based on inputs that are readily available in active markets, or can be derived from information available in active markets. In addition, the fair value considers the exposure to credit losses in the event of non-performance by counterparties. The fair value of jet fuel refining margins is determined based on inputs readily available in public markets and provided by brokers who regularly trade these contracts. Interest rate swap agreements are Level 2 as the fair value of these contracts is determined based on the difference between the fixed interest rate in the agreements and the observable LIBOR-based interest forward rates at period end, multiplied by the total notional value.

The Company has no other financial assets that are measured at fair value on a nonrecurring basis at December 31, 2012.

Fair Value of Other Financial Instruments

The Company used the following methods and assumptions to determine the fair value of financial instruments that are not recognized at fair value as described below.

Cash and Cash Equivalents: Carried at amortized costs which approximate fair value.

Debt: The carrying amounts of the Company's variable-rate debt approximate fair values. For fixed-rate debt, the Company uses the income approach to determine the estimated fair value, by using discounted cash flow using the Company's current borrowing rate.

Fixed-rate debt that is not carried at fair value on the consolidated balance sheet and the estimated fair value of long-term fixed-rate debt as of December 31 (in millions):

	2012	2011
Carrying Amount	$844	$1,003
Fair value	915	1,076

NOTE 5. ASSETS CONSTRUCTED FOR OTHERS (TERMINAL 6 AT LAX)

In March 2012, the Company placed into service assets constructed for others (Terminal 6 at LAX), including a new baggage system, additional gates, new common use systems, expansion of security screening checkpoints, and a new ticket lobby, all of which were constructed for the City of Los Angeles and Los Angeles World Airports (LAWA). Additionally, the Company placed into service proprietary renovations in the ticketing lobby and at the new gates included in Terminal 6. During the fourth quarter of 2012, the Company was reimbursed for substantially all of the non-proprietary renovations.

For accounting and financial reporting purposes, the Company is considered to be the owners of the assets constructed for others and did not qualify for sale and leaseback accounting when the non-proprietary assets were transferred to the City of Los Angeles due to the Company's continuing involvement with the project. As a result, all of the costs incurred to fund the project are included in "Other property and equipment" and all amounts that have been and will be reimbursed will be in "Other liabilities" on the balance sheet. These assets and liabilities were as follows as of December 31 (in millions):

	2012	2011
Proprietary assets of T6 at LAX	$ 17	$ 9
Assets constructed for others (T6 at LAX)	199	143
Other property and equipment	216	152
Reimbursement for assets constructed	187	12
Deferred interest income	14	6
Other liabilities	$201	$ 18

The assets will be depreciated over the life of the lease based on the straight-line method, while the liability will amortize on the effective interest method based on the lease rental payments. Because the Company will only operate a small portion of the gates in the new terminal, the asset and liability will depreciate and amortize to an estimated fair value at the end of the lease term, at which time we may terminate the lease of the assets and derecognize our obligation or we may extend our lease term.

Future minimum payments related to the Terminal 6 lease are included in facility leases described in the "Commitments and Contingencies" note.

NOTE 6. LONG-TERM DEBT

Long-term debt obligations were as follows at December 31 (in millions):

	2012	2011
Fixed-rate notes payable due through 2024	$ 844	$1,003
Variable-rate notes payable due through 2023	188	304
Long-term debt	1,032	1,307
Less current portion	161	208
	$ 871	$1,099
Weighted-average fixed-interest rate	5.8%	5.8%
Weighted-average variable-interest rate	2.0%	1.9%

All of the Company's borrowings were secured by aircraft.

During 2012, the Company made scheduled debt payments of $172 million. The Company also prepaid the full debt balance on seven outstanding aircraft debt agreements totaling $103 million. In 2011, the Company borrowed approximately $107 million for six of the Q400 aircraft delivered in 2011. As of December 31, 2012, none of the Company's borrowings were restricted by covenants.

At December 31, 2012, long-term debt principal payments for the next five years and thereafter are as follows (in millions):

	Total
2013	$ 161
2014	117
2015	113
2016	111
2017	116
Thereafter	414
Total principal payments	$1,032

Bank Line of Credit

The Company has two $100 million credit facilities. Both facilities have variable interest rates based on LIBOR plus a specified margin. Borrowings on one of the $100 million facilities are secured by aircraft. Borrowings on the other $100 million facility are secured by certain accounts receivable, spare engines, spare parts and ground service equipment. The Company modified the first facility in 2012 by extending the term from March 2013 to August 2015 and the second facility in 2011 by extending the term from March 2014 to March 2016, and reduced the commitment fee for both facilities. The Company has no immediate plans to borrow using either of these facilities. These facilities have a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million. The Company was in compliance with this covenant at December 31, 2012.

NOTE 7. INCOME TAXES

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes. Primarily due to differences in depreciation rates for federal income tax purposes and for financial reporting purposes, the Company has generated a net deferred tax liability.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2012	2011
Excess of tax over book depreciation	$ 842	$ 795
Other—net	19	17
Gross deferred tax liabilities	861	812
Mileage Plan	(265)	(242)
AMT and other tax credits	(1)	(53)
Inventory obsolescence	(15)	(13)
Deferred gains	(13)	(14)
Employee benefits	(230)	(218)
Loss carryforwards	—	(13)
Fuel hedge contracts	(18)	(3)
Other—net	(21)	(27)
Gross deferred tax assets	(563)	(583)
Net deferred tax liabilities	298	229
Current deferred tax asset	(148)	(134)
Noncurrent deferred tax liability	446	363
Net deferred tax liability	$ 298	$ 229

As a result of certain realization requirements of ASC 718, Compensation—Stock Compensation, deferred assets and liabilities did not include certain deferred tax assets at December 31, 2011, that arose directly from the tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Those deferred tax assets included loss carryforwards of $10 million as of December 31, 2011. The Company used ASC 740 ordering for purposes of determining when excess tax benefits have been realized. During 2012, the Company recognized all of the previously unrecognized deferred tax assets related to the excess tax benefits of stock compensation, which decreased "Deferred income taxes" and increased "Capital in excess of par."

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2012. This conclusion is based on the expected future reversals of existing taxable temporary differences, anticipated future taxable income, and the potential for future tax planning strategies to generate taxable income, if needed. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

Components of Income Tax Expense

The components of income tax expense were as follows (in millions):

	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 83	—	$ 7
State	11	4	3
Total current	94	4	10
Deferred tax expense:			
Federal	94	135	132
State	10	10	13
Total deferred	104	145	145
Total tax expense related to income	$198	$149	$155

Income Tax Rate Reconciliation

Income tax expense reconciles to the amount computed by applying the U.S. federal rate of 35% to income before income tax and accounting change as follows (in millions):

	2012	2011	2010
Income before income tax	$ 514	$ 394	$ 406
Expected tax expense	180	138	142
Nondeductible expenses	3	1	2
State income taxes	14	10	11
Other—net	1	—	—
Actual tax expense	$ 198	$ 149	$ 155
Effective tax rate	38.5%	37.9%	38.1%

Uncertain Tax Positions

The Company has identified its federal tax return and its state tax returns in Alaska, Oregon, and California as "major" tax jurisdictions. A summary of the Company's jurisdictions and the periods that are subject to examination are as follows:

Jurisdiction	Period
Federal	2009 to 2011
Alaska	2009 to 2011
California	2008 to 2011
Oregon	2002 to 2011

The 2002 to 2007 Oregon tax returns are subject to examination only to the extent of net operating loss carryforwards from those years that were utilized in 2010 and later years.

At December 31, 2012, the total amount of unrecognized tax benefits is recorded as a liability, all of which would impact the effective tax rate. Unrecognized tax benefits on uncertain tax positions were not material as of December 31, 2012, 2011 and 2010. No interest or penalties related to these tax positions were accrued as of December 31, 2012.

NOTE 8. EMPLOYEE BENEFIT PLANS

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. The qualified defined-benefit pension plans are closed to new entrants.

Accounting standards require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in AOCL.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA).

The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 3.95% and 4.65% were used as of December 31, 2012 and 2011, respectively. For 2012, the rate of compensation increase used varied from 3.05% to 4.02%, depending on the related work group. For 2011, the rate of compensation increases was 2.94% to 4.17%.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 4.65%, 5.55%, and 5.85% were used for the years ended December 31, 2012, 2011, and 2010, respectively. Expected return on plan assets used was 7.25%, 7.75% and 7.75% for the years ended December 31, 2012, 2011, and 2010, respectively. The rate of compensation increase used varied from 2.94% to 4.17% for the year ended December 31, 2012, 2.99% to 4.35% for the year ended December 31, 2011, and 3.21% to 4.53% for the year ended 2010, depending on the plan and the related work group.

In determining the discount rate used, the Company's policy is to use the rates at the end of the year on high-quality long-term bonds with maturities that closely match the expected timing of future cash distributions from the plan. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Plan assets are invested in common commingled trust funds invested in equity and fixed income securities. The asset allocation of the funds in the qualified defined-benefit plans, by asset category, is as follows as of December 31:

	2012	2011
Asset category:		
Money market fund	**5%**	1%
Domestic equity securities	**43%**	45%
Non-U.S. equity securities	**20%**	20%
Fixed income securities	**32%**	34%
Plan assets	**100%**	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a fund manager and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	37% - 52%
Non-U.S. equities:	15% - 25%
Fixed income:	30% - 42%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

As of December 31, 2012, other than the money market fund, all assets were invested in common commingled trust funds. The Company uses the net asset values of these funds to determine fair value as allowed using the practical expediency method outlined in the accounting standards. Plan asset by fund category and fair value hierarchy level as of December 31 (dollars in millions):

	2012	2011	Level
Fund type:			
Money market fund	**$ 75**	$ 12	1
U.S. equity market fund	**654**	579	2
Non-U.S. equity fund	**304**	256	2
Credit bond index fund	**102**	—	2
U.S. debt index fund	**—**	75	2
Government/credit bond index fund	**403**	366	2
Plan assets	**$1,538**	$1,288	

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 3.95% and 4.65% were used as of December 31, 2012 and 2011, respectively. The rate of compensation increase used was 5.00% as of December 31, 2012 and 2011.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 4.65%, 5.55%, and 5.85% were used for the years ended December 31, 2012, 2011, and 2010, respectively. The rate of compensation increase used was 7.00% per year during the first four years of employment and 5.00% thereafter for the year ended December 31, 2012. The rate of compensation increase used was 5.00% for the years ended December 31, 2011 and 2010.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans as of December 31 (in millions):

	Qualified		Nonqualified	
	2012	2011	2012	2011
Projected benefit obligation (PBO)				
Beginning of year	**$1,594**	$1,343	**$ 43**	$ 41
Service cost	**38**	35	**1**	1
Interest cost	**73**	73	**2**	2
Plan amendments	**—**	(21)	**—**	1
Actuarial (gain) loss	**214**	206	**(2)**	3
Benefits paid	**(46)**	(42)	**(2)**	(5)
End of year	**$1,873**	$1,594	**$ 42**	$ 43
Plan assets at fair value				
Beginning of year	**$1,288**	$1,143	**$—**	$—
Actual return on plan assets	**186**	54	**—**	—
Employer contributions	**110**	133	**2**	5
Benefits paid	**(46)**	(42)	**(2)**	(5)
End of year	**$1,538**	$1,288	**$—**	$—
Funded status (unfunded)	**$ (335)**	$ (306)	**$(42)**	$(43)
Percent funded	**82%**	81%	**—**	—

The accumulated benefit obligation for the combined qualified defined-benefit pension plans was $1,733 million and $1,483 million at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $41 million and $42 million at December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2012		2011	
	Qualified	Nonqualified	Qualified	Nonqualified
Accrued benefit liability-current	**$—**	**$ 2**	$—	$ 2
Accrued benefit liability-long term	**335**	**40**	306	41
Total liability recognized	**$335**	**$42**	$306	$43

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCL:

	2012		2011	
	Qualified	Nonqualified	Qualified	Nonqualified
Prior service credit	**$ (15)**	**$—**	$ (15)	$—
Net loss	**695**	**9**	613	12
Amount recognized in AOCL (pretax)	**$680**	**$ 9**	$598	$ 12

The expected amortization of prior service credit and net loss from AOCL in 2013 is $1 million and $43 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the expected combined amortization of prior service cost and net loss from AOCL in 2013 is $1 million.

Net pension expense for the defined-benefit plans included the following components for the years ended December 31 (in millions):

	Qualified			Nonqualified		
	2012	2011	2010	2012	2011	2010
Service cost	**$ 38**	$ 35	$ 32	**$ 1**	$ 1	$ 1
Interest cost	**73**	73	68	**2**	2	2
Expected return on assets	**(93)**	(88)	(71)	**—**	—	—
Amortization of prior service cost	**(1)**	(1)	(1)	**—**	—	—
Recognized actuarial loss	**40**	23	22	**1**	1	—
Net pension expense	**$ 57**	$ 42	$ 50	**$ 4**	$ 4	$ 3

Historically, the Company's practice has been to contribute to the qualified defined-benefit pension plans in an amount equal to the greater of 1) the minimum required by law, 2) the Pension Protection Act (PPA) target liability, or 3) the service cost as actuarially calculated. There are no current funding requirements for the Company's plans in 2013. However, the funding in 2013 is estimated to be $35 million to $50 million. The Company expects to contribute approximately $2 million to the nonqualified defined-benefit pension plans during 2013.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2012 (in millions):

	Qualified	Nonqualified
2013	$60	$ 2
2014	75	3
2015	78	3
2016	79	5
2017	95	3
2018—2022	532	23

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded. This liability was determined using an assumed discount rate of 3.95% and 4.65% at December 31, 2012 and 2011, respectively. The Company does not believe the U.S. Health Care Reform: The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act will have a significant impact on the Company's cost for postretirement medical benefits.

(in millions)	2012	2011
Accumulated postretirement benefit obligation		
Beginning of year	$ 120	$ 133
Service cost	5	6
Interest cost	5	7
Actuarial gain	(11)	(23)
Benefits paid	(2)	(3)
End of year	$ 117	$ 120
Plan assets at fair value		
Beginning of year	$ —	$ —
Employer contributions	2	3
Benefits paid	(2)	(3)
End of year	$ —	$ —
Funded status (unfunded)	$(117)	$(120)

As of December 31, 2012 and 2011, the amounts recognized in the consolidated balance sheets (in millions):

	2012	2011
Accrued benefit liability-current	$ 4	$ 4
Accrued benefit liability-long term	113	116
Total liability recognized	$117	$120

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCL:

(in millions)	2012	2011
Prior service cost	$ 2	$ 2
Net gain	(15)	(4)
Amount recognized in AOCL (pretax)	$(13)	$(2)

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for the years ended December 31 (in millions):

	2012	2011	2010
Service cost	$ 5	$ 6	$ 5
Interest cost	5	7	7
Amortization of prior service cost	1	1	—
Recognized actuarial (gain) loss	(1)	1	—
Net periodic benefit cost	$10	$15	$ 12

This is an unfunded plan. The Company expects to contribute approximately $4 million to the postretirement medical benefits plan in 2013, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2012 (in millions):

2013	$ 4
2014	5
2015	5
2016	6
2017	7
2018– 2022	43

The assumed health care cost trend rates to determine the expected 2013 benefits cost are 8.3%, 8.3%, 5.0% and 4.0% for medical, prescription drugs, dental and vision costs, respectively. The assumed trend rate declines steadily through 2028 where the ultimate assumed trend rates are 4.7% for medical, prescription drugs and dental, and 4.0% for vision.

A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans for the years ended December 31 (in millions):

	2012	2011	2010
Change in service and interest cost			
1% higher trend rate	**$ 2**	$ 2	$ 2
1% lower trend rate	**(1)**	(2)	(2)
Change in year-end postretirement benefit obligation			
1% higher trend rate	**$ 14**	$ 14	$ 16
1% lower trend rate	**(12)**	(13)	(14)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $43 million, $42 million, and $40 million in 2012, 2011, and 2010, respectively.

The Company also has a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who are ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2012 and 2011.

Pilot Long-term Disability Benefits

Alaska maintains a long-term disability plan for its pilots. The long-term disability plan does not have a service requirement. Therefore, the liability is calculated based on estimated future benefit payments associated with pilots that were assumed to be disabled on a long-term basis as of December 31, 2012 and does not include any assumptions for future disability. The liability includes the discounted expected future benefit payments and medical costs. The total liability was $11 million and $8 million, which was recorded net of a prefunded trust account of $1 million and $1 million, and included in long-term other liabilities on the consolidated balance sheets as of December 31, 2012 and 2011, respectively.

Employee Incentive-Pay Plans

Alaska and Horizon have employee incentive plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2012, 2011 and 2010 was $88 million, $72 million, and $92 million, respectively. The plans are summarized below:

- *Performance-Based Pay* (PBP) is a program that rewards all employees. The program is based on four separate metrics related to Air Group profitability, safety, achievement of unit-cost goals, and employee engagement as measured by customer satisfaction.
- The *Operational Performance Rewards Program* entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Future minimum fixed payments for commitments as of December 31, 2012 (in millions):

	Aircraft Leases	Facility Leases	Aircraft Commitments	Capacity Purchase Agreements	Engine Maintenance
2013	$142	$ 47	$ 372	$17	$ 32
2014	126	42	332	18	26
2015	104	31	254	18	9
2016	82	22	204	18	—
2017	51	18	322	19	—
Thereafter	80	129	1,488	8	—
Total	$585	$289	$2,972	$98	$ 67

Lease Commitments

At December 31, 2012, the Company had lease contracts for 63 aircraft, which have remaining noncancelable lease terms ranging from 2013 to 2021. Of these aircraft, 14 are non-operating (i.e. not in the Company's fleet) and subleased to third-party carriers. In 2012, the Company entered into an agreement to sell and leaseback three B737-700 aircraft. The lease terms were less than two years and qualify as operating leases. The sale of the aircraft resulted in a gain of $3 million, which was deferred and is being amortized over the life of the leases to aircraft rent expense on the consolidated statement of operations. The majority of airport and terminal facilities are also leased. Rent expense was $275 million, $275 million, and $295 million, in 2012, 2011, and 2010, respectively.

Aircraft Commitments

In 2012, the Company entered into a new agreement and modified existing agreements with Boeing to acquire 50 new B737 aircraft. As of December 31, 2012, the Company is committed to purchasing 71 B737 aircraft, including 34 B737-900ER aircraft and 37 B737 MAX aircraft, with deliveries in 2013 through 2022. In addition, the Company has options to purchase an additional 69 B737 aircraft and ten Q400 aircraft.

Capacity Purchase Agreements (CPAs)

At December 31, 2012, Alaska had CPAs with three carriers, including the Company's wholly-owned subsidiary, Horizon. Beginning January 1, 2011, Horizon sold 100% of its capacity under a CPA with Alaska. On May 14, 2011, SkyWest Airlines, Inc. began flying certain routes under a CPA with Alaska. In addition, Alaska has a CPA with PenAir to fly certain routes in the state of Alaska. Under these agreements, Alaska pays the carriers an amount which is based on a determination of their cost of operating those flights and other factors intended to approximate market rates for those services. Future payments (excluding Horizon) are based on minimum levels of flying by the third-party carriers, which could differ materially due to variable payments based on actual levels of flying and certain costs associated with operating flights such as fuel.

Engine Maintenance

The Company had power-by-the-hour maintenance agreements for all B737-400, B737-700 and B737-900 engines at December 31, 2012. These agreements transfer risk to third-party service providers and fix the amount the Company pays per flight hour in exchange for maintenance and repairs under a predefined maintenance program. Future payments are based on minimum flight hours. Accordingly, payments could differ materially based on actual flight hours.

Contingencies

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected. Management believes the ultimate disposition of these matters is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of arbitrators, judges and juries.

NOTE 10. SHAREHOLDERS' EQUITY

Common Stock Split

On February 15, 2012, the Board of Directors declared a two-for-one split of the Company's common stock by means of a stock distribution. The additional shares were distributed on March 16, 2012, to the shareholders of record on March 2, 2012. The stock split increased the Company's outstanding shares from approximately 36 million shares as of December 31, 2011 to about 71 million shares. Historical outstanding shares and per share amounts were recast upon the distribution.

Common Stock Repurchase

In September 2012, the Board of Directors authorized a $250 million share repurchase program, which does not have an expiration date, but is expected to be completed by December 2014. In February 2012, the Board of Directors authorized a $50 million share repurchase program, which was completed in September 2012. In June 2011, the Board of Directors authorized a $50 million share repurchase program, which was completed in January 2012. In June 2010, the Board of Directors authorized a $50 million share repurchase program, which was completed in April 2011. In June 2009, the Board of Directors authorized a $50 million share repurchase program, which was completed in May 2010.

Share repurchase activity as of December 31 (in millions, except shares):

	2012		2011		2010	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
$250 million Repurchase Program	**202,510**	$ 8	—	$—	—	$—
2012 Repurchase Program	**1,437,101**	50	—	—	—	—
2011 Repurchase Program	**46,340**	2	1,595,000	48	—	—
2010 Repurchase Program	—	—	1,023,600	31	710,000	19
2009 Repurchase Program	—	—	—	—	1,291,496	26
	1,685,951	$ 60	2,618,600	$ 79	2,001,496	$ 45

Retirement of Treasury Shares

In 2012, the Company retired 4,829,834 common shares that had been held in treasury. This action did not impact the total number of common shares outstanding.

Accumulated Other Comprehensive Loss (AOCL)

AOCL consisted of the following at December 31 (in millions, net of tax):

	2012	2011
Unrealized gain on marketable securities considered available-for-sale	**$ (7)**	$ (6)
Related to employee benefit plans	**423**	380
Related to interest rate derivatives	**20**	16
	$436	$390

NOTE 11. STOCK-BASED COMPENSATION PLANS

The table below summarizes the components of total stock-based compensation for the years ended December 31 (in millions):

	2012	2011	2010
Stock options	**$ 2**	$ 3	$ 4
Stock awards	**11**	8	9
Deferred stock awards	**1**	—	—
Employee stock purchase plan	**1**	1	1
Stock-based compensation	**$15**	$ 12	$ 14
Tax benefit related to stock-based compensation	**$ 5**	$ 4	$ 5

Unrecognized stock-based compensation for non-vested options and awards and the weighted-average period the expense will be recognized for the year ended December 31, 2012 (in millions):

	Amount	Weighted-Average Period
Stock options	$2	0.7
Stock awards	5	0.4
Unrecognized stock-based compensation	$7	0.5

The Company has various equity incentive plans under which it may grant stock awards to directors, officers and employees. The Company also has an employee stock purchase plan (ESPP).

The Company is authorized to issue 18 million shares of common stock under these plans and as of December 31, 2012, of which 9,410,755 shares remain available for future grants of either options or stock awards.

Stock Options

Stock options to purchase common stock are granted at the fair market value of the stock on the date of grant. The stock options granted have terms of up to ten years.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31:

	2012	2011	2010
Expected volatility	**55%**	56%	55%
Expected term	**6 years**	6 years	6 years
Risk-free interest rate	**1.08%**	2.26%	2.78%
Expected dividend yield	**—**	—	—
Weighted-average grant date fair value per share	**$17.23**	$16.40	$ 9.03
Estimated fair value of options granted (millions)	**$ 2**	$ 2	$ 2

The expected market price volatility is based on the historical volatility. The expected term is based on the estimated period of time until exercise based on historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected forfeiture rates are based on historical experience.

The tables below summarize stock option activity for the year ended December 31, 2012:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2011	1,301,596	$17.02	6.5	$27
Granted	120,750	38.13		
Exercised	(471,806)	14.43		
Forfeited or expired	(8,816)	20.43		
Outstanding, December 31, 2012	941,724	$20.99	6.2	$21
Exercisable, December 31, 2012	**447,288**	**$17.61**	**5.0**	**$11**
Vested or expected to vest, December 31, 2012	**939,448**	**$20.99**	**6.2**	**$21**

	2012	2011	2010
Intrinsic value of option exercises	**$11**	$20	$23
Cash received from stock option exercises	**7**	17	37
Tax benefit related to stock option exercises	**4**	8	9
Fair value of options vested	**4**	3	4

Stock Awards

Restricted stock units (RSUs) are awarded to eligible employees and entitle the grantee to receive shares of common stock at the end of the vest period. The fair value of the RSUs is based on the stock price on the date of grant. The RSUs "cliff vest" after three years, or the period from the date of grant to the employee's retirement eligibility, and expense is recognized accordingly. Performance Share Unit (PSUs) are awarded to certain executives to receive shares of common stock if specific performance goals and market conditions are achieved. There are several tranches of PSUs which vest when performance goals and market conditions are met.

The following table summarizes information about outstanding stock awards:

	Number of Units	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Non-vested, December 31, 2011	1,123,002	$19.30	0.7	$42
Granted	343,763	30.65		
Vested	(689,906)	15.32		
Forfeited	(22,566)	14.86		
Non-vested, December 31, 2012	754,293	$28.06	0.6	$33

Deferred Stock Awards

Deferred Stock Units (DSUs) are awarded to members of its Board of Directors as part of their retainers. The underlying common shares are issued upon retirement from the Board, but require no future service period. As a result, the entire intrinsic value of the awards is expensed on the date of grant.

Employee Stock Purchase Plan (ESPP)

The ESPP allows employees to purchase common stock at 85% of the stock price on the first day of the offering period or the specified purchase date, whichever is lower. Employees may contribute up to 10% of their base earnings during the offering period to purchase stock. Employees purchased 157,373, 125,564, and 31,098 shares in 2012, 2011, and 2010 under the ESPP.

NOTE 12. FLEET TRANSITION AND RESTRUCTURING RELATED EXPENSES

The table below summarizes fleet transition and restructuring related expenses for the years ended December 31 (in millions):

	2012	2011	2010
Horizon Fleet Transition—CRJ-700	$—	$ 28	$ 10
Horizon Fleet Transition—Q200	—	11	—
Horizon Restructuring	—	—	3
Total	$—	$ 39	$ 13

Horizon Fleet Transition

In 2011, Horizon completed its transition to an all-Q400 fleet, which included the sublease of CRJ-700 aircraft to a third-party carrier and removal of all residual CRJ-700 inventory. Additionally, Horizon removed all Q200 aircraft from operation in 2009 through either lease termination or sublease. In 2011, the Company terminated the underlying subleases and sold the remaining Q200 aircraft.

Horizon Restructuring

During 2010, the Company announced its decision to outsource the remaining heavy maintenance functions for Horizon aircraft. As a result of this decision, Horizon eliminated approximately 100 positions in the maintenance division resulting in a charge for separation pay.

NOTE 13. OPERATING SEGMENT INFORMATION

Air Group has two operating airlines—Alaska Airlines and Horizon Air. Each is a regulated airline with separate management teams. Effective January 1, 2011, Horizon's business model changed such that 100% of its capacity is sold to Alaska under a capacity purchase agreement (CPA). Prior to 2011, Horizon operated a hybrid model where it sold a portion of its capacity to Alaska and had its own passenger revenues. Additionally, Alaska signed a signed a capacity agreement with SkyWest in May 2011, and continued its CPA with PenAir. To manage the two operating airlines and the revenues and expenses associated with the CPAs, management views the business in three operating segments.

Alaska Mainline—The Boeing 737 part of Alaska's business.

Alaska Regional—Alaska's shorter distance network. In this segment, Alaska Regional records actual on board passenger revenue, less costs such as fuel, distribution costs, and payments made to Horizon, SkyWest and PenAir under CPAs. Additionally, Alaska Regional includes a small allocation of corporate overhead such as IT, finance and other administrative costs incurred by Alaska and on behalf of Horizon.

Horizon—Horizon operates regional aircraft. All of Horizon's capacity is sold to Alaska under a CPA. Expenses included those typically borne by regional airlines such as crew costs, ownership costs, and maintenance costs.

Additionally, the following table reports "Air Group adjusted", which is not a measure determined in accordance with GAAP. The Company's chief operating decision-makers and others in management use this measure to evaluate operational performance and determine resources allocations. Adjustments are further explained below in reconciling to consolidated GAAP results.

Operating segment information is as follows (in millions):

Year ended December 31, 2012	Alaska Mainline	Alaska Regional	Horizon	Consolidating	Air Group Adjusted (a)	Special Charges	Consolidated
Operating revenues							
Passenger							
Mainline	$3,284	$ —	$ —	$ —	$3,284	$—	$3,284
Regional	—	746	—	—	746	—	746
Total passenger revenues	3,284	746	—	—	4,030	—	4,030
CPA revenues	—	—	369	(369)	—	—	—
Freight and mail	107	4	—	—	111	—	111
Other-net	448	61	7	—	516	—	516
Total operating revenues	3,839	811	376	(369)	4,657	—	4,657
Operating expenses							
Operating expenses, excluding fuel	2,131	566	338	(369)	2,666	—	2,666
Economic fuel (c)	1,238	183	—	—	1,421	38	1,459
Total operating expenses	3,369	749	338	(369)	4,087	38	4,125
Nonoperating income (expense)							
Interest income	19	—	—	—	19	—	19
Interest expense	(47)	—	(16)	(1)	(64)	—	(64)
Other	24	—	2	1	27	—	27
	(4)	—	(14)	—	(18)	—	(18)
Income (loss) before income tax	$ 466	$ 62	$ 24	$ —	$ 552	$(38)	$ 514

Year ended December 31, 2011	Alaska Mainline	Alaska Regional	Horizon	Consolidating	Air Group Adjusted (a)	Special Charges	Consolidated
Operating revenues							
Passenger							
Mainline	$2,995	$ —	$ —	$ —	$2,995	$—	$2,995
Regional	—	713	—	—	713	—	713
Total passenger revenues	2,995	713	—	—	3,708	—	3,708
CPA revenues	—	—	369	(369)	—	—	—
Freight and mail	105	4	—	—	109	—	109
Other-net	431	62	8	—	501	—	501
Total operating revenues	3,531	779	377	(369)	4,318	—	4,318
Operating expenses							
Operating expenses, excluding fuel (b)	2,015	544	340	(367)	2,532	39	2,571
Economic fuel (c)	1,101	167	—	—	1,268	30	1,298
Total operating expenses	3,116	711	340	(367)	3,800	69	3,869
Nonoperating income (expense)							
Interest income	24	—	—	(2)	22	—	22
Interest expense	(72)	—	(17)	2	(87)	—	(87)
Other	8	—	2		10	—	10
	(40)	—	(15)	—	(55)	—	(55)
Income (loss) before income tax	$ 375	$ 68	$ 22	$ (2)	$ 463	$(69)	$ 394

Year ended December 31, 2010	Alaska Mainline	Alaska Regional	Horizon	Consolidating	Air Group Adjusted (a)	Special Charges	Consolidated
Operating revenues							
Passenger							
Mainline	$2,595	$—	$—	$ —	$2,595	$—	$2,595
Regional	—	308	363	—	671	—	671
Total passenger revenues	2,595	308	363	—	3,266	—	3,266
CPA revenues	—	—	274	(274)	—	—	—
Freight and mail	102	2	2	—	106	—	106
Other-net	397	23	40	—	460	—	460
Total operating revenues	3,094	333	679	(274)	3,832	—	3,832
Operating expenses							
Operating expenses, excluding fuel (b)	1,917	299	502	(271)	2,447	13	2,460
Economic fuel (c)	757	—	139	—	896	5	901
Total operating expenses	2,674	299	641	(271)	3,343	18	3,361
Nonoperating income (expense)							
Interest income	35	—	4	(10)	29	—	29
Interest expense	(97)	—	(20)	9	(108)	—	(108)
Other	13	—	—	1	14	—	14
	(49)	—	(16)	—	(65)	—	(65)
Income (loss) before income tax	$ 371	$ 34	$ 22	$ (3)	$ 424	$(18)	$ 406

(a) The adjusted column represents the financial information that is reviewed by management to assess performance of operations and determine capital allocations and does not include certain charges.

(b) Refer to the Fleet Transition and Restructuring Related Expenses note for a summary of special charges for each respective period.

(c) Represents adjustments to reflect the timing of gain or loss recognition resulting from mark-to-market fuel-hedge accounting.

	2012	2011	2010
Depreciation:			
Alaska (a)	**$ 217**	203	$189
Horizon	**47**	43	41
Parent company	**—**	1	—
Consolidated	**$ 264**	$ 247	$230
Capital expenditures:			
Alaska (a)	**$ 477**	$ 250	$166
Horizon	**41**	137	19
Consolidated	**$ 518**	$ 387	$185
Total assets at end of period:			
Alaska (a)	**$ 5,177**	$ 4,775	
Horizon	**823**	847	
Parent company	**1,832**	1,584	
Elimination of inter-company accounts	**(2,327)**	(2,039)	
Consolidated	**$ 5,505**	$ 5,167	

(a) There are no depreciation expenses, capital expenditures or assets associated with purchased capacity flying at Alaska Regional.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Principal Executive Officer and Principal Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal controls over financial reporting during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (included in Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 14, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 14, 2013

ITEM 9B. OTHER INFORMATION

On October 10, 2012, Alaska Airlines, Inc. (Alaska) amended and supplemented its aircraft purchase agreement with The Boeing Company with respect to 737-900ER aircraft. The supplemental agreement includes firm orders for thirteen 737-900ER aircraft to be delivered between 2015 and 2022. A copy of the agreement is attached hereto as Exhibit 10.7 and incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" under Item 1, "Our Business," in Part I of this Form 10-K for information on the executive officers of Air Group and its subsidiaries. Except as provided herein, the remainder of the information required by this item is incorporated herein by reference from the definitive Proxy Statement for Air Group's 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2012 (hereinafter referred to as our "2013 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,775,145 (1)	$ 20.99 (2)	9,410,755 (3)
Equity compensation plans not approved by security holders	—	Not applicable	—
Total	1,775,145	20.99	9,410,755

(1) Of these shares, 652,180 subject to options then outstanding under the 2008 Plan, and 833,421 were subject to outstanding restricted, performance and deferred stock unit awards granted under the 2008 Plan. In addition, 283,944 were subject to options then outstanding under the 2004 Plan, and 5,600 shares were subject to options then outstanding under the 1999 Plan. Outstanding performance awards are reflected in the table assuming that the target level of performance will be achieved. No new award of grants may be made under the 2004 Plan or the 1999 Plan.

(2) This number does not reflect the 833,421 shares that were subject to outstanding stock unit awards granted under the 2008 Plan.

(3) Of the aggregate number of shares that remained available for future issuance, 5,692,750 shares were available under the 2008 Plan and 3,718,005 shares were available under the ESPP. Subject to certain express limits of the 2008 Plan, shares available for award purposes under the 2008 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights, and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, restricted stock units and performance shares. Full-value shares issued under the 2008 Plan are counted against the share limit as 1.7 shares for every one share issued. This table does not give effect to that rule.

Other information required by this item is set forth under the heading "Beneficial Ownership of Securities" in our 2013 Proxy Statement and is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS

The following documents are filed as part of this report:

1. *Exhibits:* See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ BRADLEY D. TILDEN
Bradley D. Tilden
President and Chief Executive Officer

Date: February 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 14, 2013 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRADLEY D. TILDEN **Bradley D. Tilden**	President and Chief Executive Officer (Principal Executive Officer)
/s/ BRANDON S. PEDERSEN **Brandon S. Pedersen**	Vice President/Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ WILLIAM S. AYER **William S. Ayer**	Chairman
/s/ PATRICIA M. BEDIENT **Patricia M. Bedient**	Director
/s/ MARION C. BLAKEY **Marion C. Blakey**	Director
/s/ PHYLLIS J. CAMPBELL **Phyllis J. Campbell**	Director
/s/ JESSIE J. KNIGHT, JR. **Jessie J. Knight, Jr.**	Director
/s/ R. MARC LANGLAND **R. Marc Langland**	Director
/s/ DENNIS F. MADSEN **Dennis F. Madsen**	Director
/s/ BYRON I. MALLOTT **Byron I. Mallott**	Director
/s/ J. KENNETH THOMPSON **J. Kenneth Thompson**	Director
/s/ ERIC K. YEAMAN **Eric K. Yeaman**	Director

EXHIBIT INDEX

Certain of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated by reference from the documents below. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
3.1	Amended and Restated Certificate of Incorporation of Registrant	10-Q	August 8, 2006	3(i)	
3.2	Bylaws of Registrant, as amended April 30, 2010	8-K	May 3, 2010		
10.2#	Credit Agreement, dated March 31, 2010, among Alaska Airlines, Inc., as borrower, Wells Fargo Capital Finance, LLC as agent, U.S. Bank National Association as documentation agent, and other lenders	10-Q	August 11, 2010	10.1	
10.3#	Credit Agreement, dated March 31, 2010, among Alaska Airlines, Inc., as borrower, Citibank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, and other lenders	10-Q	May 5, 2010	10.2	
10.4#	Aircraft General Terms Agreement, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc.	10-Q	August 5, 2005	10.1	
10.5#	Purchase Agreement No. 2497, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc.	10-Q	August 5, 2005	10.2	
10.6#	Supplemental Agreement No. 23 to Purchase Agreement No. 2497 between The Boeing Company and Alaska Airlines, Inc.	10-Q/A	August 2, 2011	10.1	
10.7†#	Supplemental Agreement No. 29 to Purchase Agreement No. 2497 between The Boeing Company and Alaska Airlines, Inc.	10-K	February 14, 2013	10.1	
10.8†#	Purchase Agreement No. 3866 between The Boeing Company and Alaska Airlines, Inc.	10-K	February 14, 2013	10.2	
10.9#	Supplement to Master Purchase Agreement, dated October 18, 2005, between Horizon Air Industries, Inc. and Bombardier Inc.	10-Q	November 9, 2005	10.1	
10.10*	Alaska Air Group Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended and restated December 2, 2009	8-K	February 1, 2010	10.1	
10.11*	Alaska Air Group, Inc. 2008 Performance Incentive Plan	8-K	May 22, 2008	10.1	

10.12*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Nonqualified Stock Option Agreement	8-K	May 22, 2008	10.2
10.13*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Stock Unit Award Agreement	8-K	May 22, 2008	10.3
10.14*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Director Deferred Stock Unit Award Agreement	8-K	May 22, 2008	10.4
10.15*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement—Incentive Award	8-K	February 2, 2009	10.1
10.16*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement—Incentive Award	8-K	February 2, 2009	10.2
10.17*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement	8-K	February 5, 2010	10.1
10.18*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement	8-K	February 5, 2010	10.2
10.19*	Nonqualified Deferred Compensation Plan, as amended	10-Q	August 4, 2011	10.1
10.20*	2008 Performance Incentive Plan, Form of Nonqualified Stock Option Agreement, as amended	10-Q	August 4, 2011	10.3
10.21*	2008 Performance Incentive Plan, Form of Performance Stock Unit Award Agreement, as amended	10-Q	August 4, 2011	10.4
10.22*	2008 Performance Incentive Plan, Form of Stock Unit Award Agreement, as amended	10-Q	August 4, 2011	10.5
10.23*	2008 Performance Incentive Plan, Form of Stock Unit Award Agreement Incentive Award, as amended	10-Q	August 4, 2011	10.6
10.24*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan and original form of stock option and restricted stock unit agreements	10-K	February 25, 2005	10.2
10.25*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement	10-K	February 20, 2008	10.8.1
10.26*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement	10-K	February 20, 2008	10.8.2
10.27*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement	8-K	February 14, 2008	10.3

10.28*	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan	S-8	September 22, 1999	99.1	333-87563
10.29*	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan	S-8	November 10, 1997	99.2	333-39889
10.30*	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan	S-8	August 5, 1996	99.1	333-09547
10.31*	Alaska Air Group, Inc. Non Employee Director Stock Plan	S-8	August 15, 1997	99.1	333-33727
10.32*	Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Elected Officers, as amended November 7, 1994	10-K	February 10, 1998	10.2	
10.33*	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan	S-1	September 23, 2003	10.1	333-107177
10.34*	1995 Elected Officers Supplementary Retirement Plan, as amended	10-Q	August 4, 2011	10.2	
10.35*	Form of Alaska Air Group, Inc. Change of Control Agreement for named executive officers, as amended and restated November 28, 2007	10-K	February 20, 2008	10.2	
10.36*	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended and restated on December 1, 2005	10-K	February 20, 2008	10.2	
21†	Subsidiaries of Registrant				
23.1†	Consent of Independent Registered Public Accounting Firm (KPMG LLP)				
31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				

32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS†	XBRL Instance Document
101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

† Filed herewith

* Indicates management contract or compensatory plan or arrangement.

Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

EXHIBIT 31.1

CERTIFICATIONS

I, Bradley D. Tilden, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2012;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

e) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 14, 2013

By: /s/ BRADLEY D. TILDEN

Bradley D. Tilden
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Brandon S. Pedersen, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2012;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 14, 2013

By: /s/ BRANDON S. PEDERSEN

Brandon S. Pedersen
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley D. Tilden, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ BRADLEY D. TILDEN

Bradley D. Tilden
President and Chief Executive Officer

February 14, 2013

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brandon S. Pedersen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ BRANDON S. PEDERSEN

Brandon S. Pedersen
Chief Financial Officer

February 14, 2013

Corporate Directory

Alaska Air Group Directors

William S. Ayer
Executive Chairman
Alaska Air Group

Patricia M. Bedient
Executive Vice President & CFO
Weyerhaeuser Company

Marion C. Blakey
President & CEO
Aerospace Industries Association

Phyllis J. Campbell
Chairman, Pacific Northwest Region
JPMorgan Chase

Jessie J. Knight, Jr.
President & CEO
San Diego Gas & Electric Company

R. Marc Langland
Chairman, President & CEO
Northrim Bancorp, Inc.

Dennis F. Madsen
Chairman
Evolucion Inc.

Byron I. Mallott
Senior Fellow
First Alaskans Institute

J. Kenneth Thompson
President & CEO
Pacific Star Energy LLC

Bradley D. Tilden
President & CEO

Eric K. Yeaman
President & CEO
Hawaiian Telcom

Board Committee Memberships:

Audit
Patricia M. Bedient, *Chair*
Dennis F. Madsen
Eric K. Yeaman

Compensation & Leadership Development
J. Kenneth Thompson, *Chair*
R. Marc Langland
Dennis F. Madsen

Governance & Nominating
Phyllis J. Campbell, *Chair & Lead Director*
Jessie J. Knight, Jr.
R. Marc Langland
Byron I. Mallott

Safety
Marion C. Blakey, *Chair*
Jessie J. Knight, Jr.
Byron I. Mallott
J. Kenneth Thompson

Alaska Air Group Officers

William S. Ayer
Executive Chairman

Bradley D. Tilden
President & CEO

Glenn S. Johnson
Executive Vice President

Keith Loveless
Executive Vice President, General Counsel & Corporate Secretary

Vice Presidents:
Mark G. Eliasen
Finance & Treasurer

Thomas W. Nunn
Safety

Brandon S. Pedersen
Finance & CFO

Alaska Airlines Officers

William S. Ayer
Executive Chairman

Bradley D. Tilden
President & CEO

Keith Loveless
Executive Vice President, General Counsel & Corporate Secretary

Benito Minicucci
Executive Vice President, Operations & COO

Vice Presidents:
Ann E. Ardizzone
Strategic Sourcing & Supply Chain Management

Gary L. Beck
Flight Operations

Jeffrey M. Butler
Customer Service – Airports

Mark G. Eliasen
Finance & Treasurer

Karen A. Gruen
Corporate Real Estate

Andrew R. Harrison
Planning & Revenue Management

Kris M. Kutchera
Information Technology

Gregory A. Mays
Maintenance & Engineering

Thomas W. Nunn
Safety

Brandon S. Pedersen
Finance & CFO

Andrea L. Schneider
Inflight Services

Joseph A. Sprague
Marketing

Shane R. Tackett
Labor Relations

Tamara S. Young
Human Resources

Horizon Air Officers

William S. Ayer
Executive Chairman

Brad Tilden
CEO

Glenn S. Johnson
President

Eugene C. Hahn
Senior Vice President, Operations

Vice Presidents:
Yvonne M. Daverin
Maintenance & Engineering

Diana M. Shaw
Customer Service

Other Elected Positions:
Shannon K. Alberts
Corporate Secretary

Mark G. Eliasen
Treasurer

Corporate Profile

Alaska Air Group, Inc. is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve 95 destinations in the United States, Canada and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service, industry-leading on-time performance, technological innovation and environmental stewardship. Alaska provides scheduled air service for about 18.5 million passengers annually to 64 destinations. The carrier serves destinations in Alaska, Arizona, California, Florida, Idaho, Missouri, Montana, Nevada, Oregon, Texas, and Washington, as well as Atlanta, Boston, Chicago, Denver, Minneapolis/St. Paul, Newark, Philadelphia, St. Louis, Washington, D.C., Salt Lake City, and four major Hawaiian islands. Alaska also provides service to British Columbia and Alberta, Canada, and to eight destinations in Mexico. Its hubs are Anchorage, Seattle, Portland and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is noted for its outstanding operational performance. Horizon Air is a regional carrier and performs all of its flying for Alaska Airlines under a capacity purchase arrangement. Horizon serves nearly seven million passengers annually. Its hubs are Seattle and Portland.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com/investor

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 21, 2013
Bell Harbor International Conference Center
2211 Alaskan Way, Pier 66, Seattle, Washington

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)


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